Exhibit 99.1

October 10, 2007

Dear Fellow Stockholder:

I am pleased to inform you that the board of directors of Acuity Brands, Inc. (Acuity Brands) has approved the spin-off of Zep Inc. (Zep), which is the subsidiary of Acuity Brands that, at the time of the spin-off, will operate our specialty products business. The spin-off will be completed by a pro rata distribution to Acuity Brands stockholders of all of the outstanding shares of common stock of Zep.

The spin-off will take place on or about October 31, 2007. Each Acuity Brands stockholder as of 5:00 p.m., Eastern Time, on October 17, 2007, the record date for the spin-off, will receive one Zep share, together with an associated preferred stock purchase right, for every two Acuity Brands shares held on that date. Zep has submitted an application to list the Zep shares on the New York Stock Exchange under the symbol “ZEP” following completion of the spin-off.

Acuity Brands believes that the spin-off will meaningfully enhance value for its stockholders and will give Zep the financial and operational flexibility to take advantage of significant growth opportunities in the specialty products business. Acuity Brands believes that separating the two companies will enhance the ability of Zep and Acuity Brands to focus on strategic initiatives and new business opportunities, as well as to improve cost structures and operating efficiencies and to design equity-based compensation programs targeted to their own performance. In addition, Acuity Brands expects that the transition to an independent company will heighten Zep management’s focus, provide Zep with the ability to access capital using Zep’s own equity, and allow the investment community to better measure the performance of Zep and Acuity Brands relative to their peers.

Acuity Brands has received an opinion of counsel to the effect that the spin-off will be tax-free to its stockholders for United States federal income tax purposes. However, any cash that you receive instead of fractional shares generally will be taxable to you.

The enclosed information statement describes the spin-off and provides important financial and other information about Zep. Please read it carefully.

You do not have to vote, or take any other action, to receive your Zep shares. You will not be required to pay anything or to surrender your Acuity Brands shares. Account statements reflecting your ownership of Zep shares will be mailed to record holders of Acuity Brands stock shortly after October 31, 2007. If you are not a record holder of Acuity Brands stock, your Zep shares should be credited to your account with your stockbroker or nominee on or about October 31, 2007.

Acuity Brands looks forward to your continued support as a stockholder and remains committed to working on your behalf to build long-term stockholder value.

Sincerely,

Vernon J. Nagel
Chairman, President, and Chief Executive Officer
Acuity Brands, Inc.

October 10, 2007

Dear Stockholder:

We are very pleased that you will soon be a stockholder of our new company, which we expect will become an independent company on or about October 31, 2007 as a result of the spin-off from Acuity Brands, Inc. Our assets and business will consist largely of those that Acuity Brands attributes to its specialty products business.

While we will be a “new” company, the primary units that comprise our company have been in existence for more than 70 years. We are a leading provider of innovative, environmentally preferred cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-users. We formulate, manufacture, source, sell, and distribute a large and diverse range of products and provide value added services that meet the needs of customers in a wide variety of industries. Our 1,600 dedicated sales representatives, supported by our highly skilled research and development and technical services teams, collectively deliver real value to approximately 350,000 customers that we are privileged to serve.

Our associates are excited about the opportunity and are committed to realizing the full potential that exists for us as a singularly focused company, independent of Acuity Brands. The markets for our products are competitive, and as an independent company we will have the financial and operational flexibility to take full advantage of the profitable growth opportunities that exist in the specialty chemical business. Our primary focus is on the key determinants of success in order to increase the value of our business for you, our owners.

We have submitted an application to list Zep shares on the New York Stock Exchange under the symbol “ZEP” following completion of the spin-off.

I invite you to learn more about our company and the strategies we will pursue as an independent company by reading the enclosed information statement. Our board, management, and employees are excited about our future as an independent company, and we look forward to your support and participation in our success.

Sincerely,

John K. Morgan
President and Chief Executive Officer
Zep Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

Subject to Completion, dated October 10, 2007

INFORMATION STATEMENT RELATING TO THE SPIN-OFF OF

ZEP INC.

FROM ACUITY BRANDS, INC.

Common Stock

(Par Value $.01 Per Share)

We are sending this information statement to you as a stockholder of Acuity Brands, Inc. to describe the pro rata distribution to Acuity Brands stockholders of 100% of the outstanding common stock of Zep Inc. (Zep). In this distribution, you will receive one share of Zep common stock, together with an associated preferred stock purchase right, for every two shares of Acuity Brands common stock that you hold as of 5:00 p.m. Eastern Time on October 17, 2007, the record date for the spin-off. Immediately following the spin-off, Acuity Brands and its subsidiaries will not own any shares of Zep common stock, and we will be an independent public company.

We are currently a subsidiary of Acuity Brands and will own and operate the specialty products business of Acuity Brands following the spin-off. This business represented approximately 23.1% and 22.5% of Acuity Brands’ consolidated revenues for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. Following the spin-off, Acuity Brands will continue to own Acuity Brands Lighting, Inc., whose operations will consist of the lighting equipment business.

We expect the distribution of shares of Zep common stock to be completed on or about October 31, 2007. You do not have to vote or take any other action to receive your shares of Zep common stock. You will not be required to pay anything or to surrender your Acuity Brands shares. The shares of Zep common stock will be distributed by book entry. The number of Acuity Brands shares that you own will not change as a result of the spin-off.

Acuity Brands has received an opinion of counsel to the effect that the spin-off will be tax-free to its stockholders for United States federal income tax purposes. However, any cash that you receive instead of fractional shares generally will be taxable to you.

There is no current public trading market for shares of Zep common stock, although a “when-issued” trading market will likely develop prior to completion of the spin-off. We have applied to list the shares of Zep common stock that you will receive in the spin-off on the New York Stock Exchange under the symbol “ZEP.” As discussed more fully in this information statement, if you sell shares of Acuity Brands common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive shares of Zep common stock in the spin-off.

At the time of the spin-off, each share of Zep common stock will have attached to it one preferred stock purchase right. Where appropriate, references in this information statement to Zep common stock include the associated preferred stock purchase rights.

No vote of stockholders is required in connection with the spin-off. We are not asking you for a proxy and you are requested not to send a proxy or your share certificates.

As you review this information statement, you should carefully consider the risk factors beginning on page 20 in evaluating the benefits and risks of holding or disposing of shares of Zep common stock you will receive in the spin-off.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is October 10, 2007.

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This information statement is being furnished solely to provide information to Acuity Brands stockholders who will receive shares of Zep common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Acuity Brands. This information statement describes our business, the relationship between Acuity Brands and us, and how the spin-off affects Acuity Brands and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of Zep common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of Zep common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

We own or have rights to use the trademarks, service marks, and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement include Zep®, Zep Commercial®, Enforcer®, Selig™, ArmorAll®, Rubbermaid®, and GreenLink™, which may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is, to our knowledge, owned by such other company.

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SUMMARY

This summary highlights selected information contained elsewhere in this information statement. It is not complete and may not contain all of the information that is important to you. To better understand the spin-off and our company, you should read this entire information statement carefully, including the risks described beginning on page 20 and the financial statements and the notes thereto beginning on page F-1. In this information statement, we use the terms EBITDA and adjusted EBITDA, which are financial measures not calculated in accordance with generally accepted accounting principles, or GAAP. We include a reconciliation of these measures to the most directly comparable GAAP measure in “Summary—Summary Financial Data” and “Selected Financial Data.”

Why Acuity Brands Sent This Document to You

Acuity Brands sent this document to you because you were a holder of Acuity Brands common stock on the record date for the distribution of shares of Zep common stock. Accordingly, you are entitled to receive one share of Zep common stock for every two shares of Acuity Brands common stock that you held on the record date. No action is required on your part to participate in the spin-off, and you do not have to pay cash or other consideration to receive your shares of Zep common stock.

This document describes Zep’s business, our relationship with Acuity Brands, and how this transaction benefits Acuity Brands and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of Zep common stock that you will receive in the spin-off.

Our Business

Overview

We are a leading producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. Our product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor finishes, sanitizers, and pest and weed control products. We continually expand our product portfolio and service offerings through the introduction of new products and formulations as well as new services to meet the demands of the industry and our customers. We market these products and services under well recognized and established brand names, such as Zep®, Zep Commercial®, Enforcer®, and Selig™, some of which have been in existence for more than 70 years. We reach our customers through an experienced, international organization composed of more than 1,600 sales representatives, supported by highly skilled research and development and technical services teams, who collectively provide creative solutions for our customers’ diverse cleaning and maintenance needs by utilizing their extensive product expertise and providing customized value added services that we believe distinguish us among our competitors. Our highly trained and experienced representatives further differentiate us from our competition by providing knowledge and consultation that reduce our customers’ total cost of ownership.

Through our direct sales organization, we provide convenient, highly effective cleaning and maintenance solutions to approximately 350,000 customers in a broad array of commercial, industrial, and institutional end-markets, including transportation, food processing and service, manufacturing, government, and housekeeping. These customers include government entities and businesses ranging from small sole proprietorships to large corporations. In addition, our products are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through large and small home improvement retailers. The home improvement channel is supported by sales and management personnel who focus on customers such as The Home Depot, Wal-Mart, Ace Hardware, True Value, Lowe’s, Menard’s, and HD Supply.

We sell our products and services to customers primarily in the United States (81% of 2006 net sales), Canada (11% of 2006 net sales), and Western Europe (8% of 2006 net sales). For the fiscal year ended August 31, 2006, we generated net sales of $552.1 million, net income of $21.3 million, and EBITDA of $48.6 million.

Industry

According to the 2006 Kline Group report, the United States commercial, industrial, and institutional cleaning chemicals market is an estimated $9.6 billion market. We believe we are one of the top four market leaders, which together hold slightly more than 40% of the total market share. We estimate that our greater than 3% market share trails only that of Ecolab and JohnsonDiversey. The market is highly fragmented and is served by hundreds of regional and niche participants who sell either directly to end-users or through distributors. Approximately two-thirds of the market is currently served through distributors while one-third of the market is currently served through direct sales. We are a market leader in the direct sales channel and the significant majority of our historical revenues have come from this channel. In general, the commercial, industrial, and institutional end-market enjoys growth consistent with GDP due to favorable end-market demographics, increasing government regulations, health and safety concerns, and consumer demand for cleanliness.

Additionally, based on our estimates and industry research, we estimate the total size of the retail cleaning chemicals market is approximately $5.5 billion. This market is served through channels including grocery, mass merchandisers, home improvement, drug, and other specialty retailers. We primarily sell through the home improvement channel, which only serves a portion of the overall retail cleaning chemicals market. We believe sales through the home improvement channel are experiencing above market growth as customers diversify their purchasing locations.

Our Brands

OUR BRANDS
Zep is our flagship brand and represents our largest portfolio of cleaning and maintenance solutions for commercial, industrial, and institutional customers needing highly effective product solutions and professional technical support.

Zep Commercial provides professional cleaning and plumbing chemical products targeted to contractors and small business owners and are currently sold through The Home Depot and HD Supply.

The Enforcer brand provides retail plumbing and pest and weed control products sold through home improvement retailers.

Selig offers commercial, industrial, and institutional customers a broad range of cleaning solutions sold largely in the Southeastern U.S through a direct sales force. Selig is also now available through home improvement retailers under the Selig Commercial brand.

OUR LICENSED BRANDS

We have licenses for two other brands, the ArmorAll® Professional brand and a line of cleaners under the Rubbermaid® Commercial brand name. We licensed the ArmorAll Professional name from The Clorox Company in 2002 to produce and sell a premium line of cleaning products for the transportation end-market. In 2003, we licensed and developed a line of cleaners under the Rubbermaid brand name that we currently sell primarily to Wal-Mart and Menard’s.

Our Cleaning and Maintenance Solutions

We produce a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer customers. We have more than 2,300 unique formulations that are used in producing products for our approximately 350,000 customers. We sell our cleaning and maintenance solutions through our owned and licensed brands to a variety of end-markets including transportation, food processing and service, manufacturing, government, housekeeping, and contractors and small business owners. A summary of our product offerings, our representative brands, and the customers served in each of these end-markets is presented in the table below.

END-MARKETS	KEY PRODUCTS OFFERED	BRANDS	CUSTOMERS
TRANSPORTATION	Interior and exterior vehicle cleaning products, solvents, degreasers, parts washers, lubricants, and hand care products	• Zep • Selig • ArmorAll Professional	Automotive repair facilities, car washes, car dealers, aircraft, public transport, car rental facilities, trucks, trains, and construction vehicles

FOOD PROCESSING AND SERVICE	Cleaners and sanitizers, kitchen cleaners, deodorizers, hand care products, and dispensing equipment	• Zep • Selig	Farms, meat processing facilities, bakeries, grocery stores, and full and quick-serve restaurants

MANUFACTURING	Cleaners, degreasers, solvents, parts washers, lubricants, and hand care products	• Zep • Selig	Professional maintenance and engineering staff in manufacturing, pharmaceutical, and mining industries

GOVERNMENT	Cleaners, degreasers, floor care, hand care products, deodorizers, and dispensing equipment	• Zep • Selig	Federal, state and local government agencies, including cities, school districts, military, and police and fire departments

HOUSEKEEPING	Floor care, laundry systems, bathroom care, glass care, deodorizers, hand care products, and other janitorial products	• Zep • Selig	Hospitality, healthcare, entertainment, and other industries that use janitorial housekeeping products

CONTRACTORS AND SMALL BUSINESS OWNERS	Cleaners, degreasers, floor care, bathroom care, glass care, drain care, pressure wash products, and pest control products	• Zep Commercial • Enforcer • Selig Commercial • Rubbermaid Commercial	Small business owners, contractors, and homeowners

Our Competitive Strengths

Leading Market Position. We are a leading competitor in the highly-fragmented commercial, industrial, and institutional cleaning and maintenance solutions market. Competition in the industry is based on brand recognition, price, product quality, and customer service. We perform best where there is a high level of customer interest in the product and we can leverage our direct sales model to provide value added services, including product expertise, solutions, training, inventory management, and service. According to the 2006 Kline Group study, we are the second ranked supplier of janitorial products in the manufacturing end-market and of cleaning and maintenance solutions for the meat processing and baking industries in the food processing and service end-market. We also hold a strong position in the highly fragmented government and schools end-market and vehicle maintenance and vehicle wash categories in the transportation end-market. In addition, we are The Home Depot’s largest supplier of cleaning and plumbing chemical products for resale to end-users.

Strong Brand Name Recognition. We sell our products under well-established brand names, including Zep, Zep Commercial, Enforcer, and Selig. In addition, in certain niche markets we have licensing agreements to sell our products under the ArmorAll Professional and Rubbermaid Commercial brands. We believe our brand names are well known for the effectiveness of their products and value of their service, including technical support, across a broad range of applications.

High Performance Products. Our direct sales force and research and development chemists work closely with customers to create new products and tailor product formulations for our customers’ specific cleaning and maintenance needs. The effectiveness of our highly tailored cleaning solutions allows our customers to address specific cleaning and maintenance needs in an efficient and cost-effective manner, oftentimes lowering overall cleaning and maintenance costs.

Strong Sales Representative Relationships with Value Added Service. We have a well-trained and experienced team of sales representatives, supported by our highly skilled research and development personnel, that calls on and provides value added service and advice to our customers directly. Many of our representatives have developed strong skills in servicing key end-markets including transportation, food preparation and processing, manufacturing, government, and hospitality. These skills enable our representatives to provide creative customized solutions to our customers cleaning and maintenance needs, which we believe provides a service offering that cannot be matched by most competitors. In addition, this direct contact with our customers provides us with critical information for new product launches.

Customer and End-Market Diversification. We have a broad line of cleaning and maintenance products, including anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor care, sanitizers, and pest and weed control products. We market these products to approximately 350,000 customers across a broad spectrum of commercial, industrial, institutional, and consumer end-markets described in the table above.

Significant Cash Flow Generation and Strong Financial Position. Our business has historically generated strong and stable free cash flows, and we believe our balance sheet will be conservatively leveraged at the outset of the spin-off, which will enable us to invest capital to strengthen our core operations and to consistently evaluate potential acquisition opportunities to gain access to new brands, markets, and channels.

Our Strategies and Opportunities

Our primary objectives are to consistently provide superior value to our customers, exceptional opportunities for our associates, and substantial returns for our stockholders. In order to achieve our objectives and to profitably grow our company, we have implemented strategies to optimize operating efficiencies, enhance our sales organization, expand our access to new markets and new channels, and instill a culture of continuous improvement to strengthen our existing business. We believe these strategies will provide a foundation for our business to continue to grow through introducing new products and services and entering new sales channels.

Enhance Sales Productivity. We intend to build on the strength of our sales force and the benefits of the service we provide our customers by investing in the continued development of our team of sales representatives and managers through improved recruitment, training, professional development, and new compensation incentives.

Optimize Operating Efficiency through Continuous Improvement. We intend to improve operations and increase our profit margins by streamlining our business process to lower operating expenses, improving company-wide productivity, redesigning our production lines for maximum manufacturing and distribution flexibility, reducing non-value added activities and working capital needs, consolidating our operations, and improving overall quality.

Grow Position in Targeted Market Segments. We continue to target the fastest growing categories in our markets in areas where we can leverage our competitive strengths, such as transportation, food processing and service, hospitality, government, and schools. We intend to continue to invest in our brands and build upon our brand awareness through promotional efforts, product repackaging, and targeted advertising.

Expand into Alternative Sales Channels. We believe we can grow our business by selling our product and service solutions through new channels where we have not previously focused our resources. We will continue to leverage the capabilities of our organization and our superior products to grow and profitably develop new channels.

Pursue Strategic Acquisitions that Complement our Strong Platform. Our growth strategy includes making potential complementary acquisitions that increase our scale and provide us access to new markets, brands, products, and sales capabilities.

Reasons for the Spin-Off

We believe the spin-off of the Zep Inc. business from Acuity Brands will provide several opportunities and benefits that are expected to enhance stockholder value, including the following:

•	creating two more focused organizations able to respond to different industry dynamics and therefore better tailor strategic initiatives and priorities;

•	allowing the investment community to evaluate each company separately relative to the performance of their peers;

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allowing Zep Inc. to more aggressively pursue its business strategies, which are distinct from the lighting equipment operations of Acuity Brands with respect to markets, products, capital needs, and plans for growth; and

•	allowing each company to provide its management and employees incentive compensation more directly linked to its individual financial performance.

Risk Factors

You should carefully consider the matters discussed under the heading “Risk Factors” beginning on page 20 of this information statement.

Corporate Information

We were founded in Atlanta, Georgia in 1937 as Zep Manufacturing Company. We acquired Selig Industries in 1968 and Enforcer Products in 1997, and we launched our Zep Commercial brand in 1998. We were acquired by National Service Industries, Inc. in 1962 and were spun-off from National Service Industries as a unit of Acuity Brands in 2001. Our principal executive offices are located at 4401 Northside Parkway, Suite 700, Atlanta, GA 30327-3093, and our telephone number is (404) 352-1680. Our corporate website is located at www.zepinc.com. The information contained in, or that can be accessed through, our website is not part of this information statement.

Questions and Answers about Zep and the Spin-off

Why am I receiving this document?

Acuity Brands is delivering this document to you because you were a holder of Acuity Brands common stock on the record date for the distribution of shares of Zep common stock. Accordingly, you are entitled to receive one share of Zep common stock for every two shares of Acuity Brands common stock that you held on the record date. No action is required for you to participate in the spin-off.

Why is Acuity Brands separating Zep’s business and distributing its stock?

We are currently a subsidiary of Acuity Brands and will own and operate the specialty products business of Acuity Brands following the spin-off. Following the spin-off, Acuity Brands will continue to own Acuity Brands Lighting, Inc., whose operations will consist of the lighting equipment business. The separation of Zep Inc. (Zep) from Acuity Brands will result in two separate companies that can each focus on maximizing opportunities for its distinct business. We believe this separation will present the opportunity for enhanced performance of the two companies.

The board of directors of Acuity Brands determined that separating Zep’s business from the rest of Acuity Brands is in the best interests of Acuity Brands, Zep, and Acuity Brands’ stockholders. The following potential benefits were considered by the board of directors of Acuity Brands in making the determination to effect the spin-off:

•	creating two more focused organizations able to respond to different industry dynamics and therefore better tailor strategic initiatives and priorities;

•	allowing the investment community to evaluate each company separately relative to the performance of their peers;

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allowing Zep to more aggressively pursue its business strategies, which are distinct from the lighting equipment operations of Acuity Brands with respect to markets, products, capital needs, and plans for growth; and

•	allowing each company to provide its management and employees incentive compensation more directly linked to its individual financial performance.

For a more detailed discussion of the reasons for the spin-off and more information about our business, see “The Spin-off–Reasons for the Spin-off” beginning on page 32 and “Business” beginning on page 72.

What will I receive as a result of the spin-off?

For every two shares of Acuity Brands common stock that you own on the record date, you will receive one share of Zep common stock. For example, if you own 200 shares of Acuity Brands common stock on October 17, 2007, you will receive 100 shares of Zep common stock and 100 preferred stock purchase rights.

The preferred stock purchase rights are similar to the rights associated with your existing shares of Acuity Brands common stock and may have certain anti-takeover effects similar to Acuity Brands’ current preferred stock purchase rights. See “The Spin-off—Manner of Effecting the Spin-off” on page 33.

When will the spin-off occur?	Acuity Brands currently anticipates completing the spin-off on or about October 31, 2007.

What is the record date for the spin-off?	The record date is October 17, 2007, and ownership will be determined as of 5:00 p.m. Eastern Time on that date. When we refer to the “record date,” we are referring to that date and time.

Is stockholder approval required for the spin-off?

Stockholder approval is not required for the spin-off. The spin-off of Zep will be accomplished by distributing all of the shares of Zep common stock to holders of Acuity Brands common stock as a dividend. Accordingly, the dividend of the shares of Zep will be approved by the Acuity Brands board of directors pursuant to its statutory authority under Delaware law to declare and pay dividends.

What do I have to do to receive my shares of Zep common stock?

Nothing. Your shares of Zep common stock will be either reflected in an account statement that our transfer agent, BNY Mellon Shareowner Services, will send to you shortly after October 31, 2007 or credited to your account with your broker or nominee on or about October 31, 2007.

When will I receive my shares of Zep common stock?	If you hold your Acuity Brands shares in your own name, your account statement will be mailed to you on or about October 31, 2007. You should allow several days for the mail to reach you.

If you hold your Acuity Brands shares through your stockbroker, bank, or other nominee, you are probably not a stockholder of record and your receipt of Zep shares depends on your arrangements with the nominee that holds your Acuity Brands shares for you. Acuity Brands anticipates that stockbrokers and banks generally will credit their customers’ accounts with Zep shares on or about October 31, 2007, but you should check with your stockbroker, bank or other nominee. See “The Spin-off–Manner of Effecting the Spin-off” on page 33.

How will shares of Zep common stock be distributed to me?

Acuity Brands will distribute shares of Zep common stock by book entry. If you are a record holder of Acuity Brands stock, instead of physical stock certificates, you will receive from our transfer agent shortly after October 31, 2007, a statement of your book entry account for Zep shares that are distributed to you. If you are not a record holder of Acuity Brands stock because your shares are held on your behalf by your stockbroker or other nominee, your shares of Zep common stock should be credited to your account with your stockbroker or nominee on or about October 31, 2007.

Will Acuity Brands distribute fractional shares?

Fractional shares of Zep common stock will not be issued in the spin-off. If you would be entitled to receive a fractional share of Zep common stock in the spin-off, you will instead receive a cash payment with respect to the fractional shares. For an explanation of how the cash payments for fractional shares will be determined, see “The Spin-off–Treatment of Fractional Shares” on page 34.

How will the spin-off affect the market price of my Acuity Brands shares?

Following the spin-off, Acuity Brands expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “AYI.” As a result of the spin-off, the trading price of Acuity Brands shares immediately following the spin-off will most likely be lower than immediately prior to the spin-off. The specialty products business represented approximately 23.1% and 22.5% of Acuity Brands’ consolidated revenues for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. Until the market has fully analyzed the operations of Acuity Brands without this business, the price of Acuity Brands shares may fluctuate significantly. See “The Spin-off—Listing and Trading of the Shares of Zep common Stock” beginning on page 34.

Where will my shares of Zep common stock be traded?

We have submitted an application to list Zep shares on the New York Stock Exchange under the symbol “ZEP” following completion of the spin-off. Trading of Zep shares will likely commence on a “when-issued” basis on or around the record date. See “The Spin-off—Listing and Trading of the Shares of Zep Common Stock” beginning on page 34.

When will I be able to trade shares of Zep common stock?

There is not currently a public market for Zep common stock. We anticipate that trading in shares of Zep common stock will begin on a “when-issued” basis prior to the distribution date, and “regular way” trading will begin on the first trading day after the distribution date. “When-issued” trading in the context of a spin-off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading in respect of Zep common stock will end and “regular way” trading will begin. “Regular way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. If trading does begin on a “when-issued” basis, you may purchase or sell Zep common stock after that time, but your transaction will not settle until after the distribution date. Shares of Zep common stock generally will be freely tradable after the distribution date. See “The Spin-off—Listing and Trading of the Shares of Zep Common Stock” beginning on page 34.

How will the spin-off affect the amount of dividends I currently receive on my Acuity Brands shares?

It is anticipated that following the spin-off, Zep initially will pay quarterly cash dividends which, on an annual basis, will equal $0.16 per share, and Acuity Brands initially will pay quarterly cash dividends which, on an annual basis, will equal $0.52 per share. After taking into account the distribution ratio of one share of Zep common stock for every two shares of Acuity Brands common stock, the combined initial post-distribution dividend rates for Zep shares and Acuity Brands shares is identical to the dividend rate paid on Acuity Brands shares in the quarter ended August 31, 2007. However, no formal action has been taken with respect to these dividends, and the declaration and payment of dividends by Acuity Brands and Zep on an ongoing basis will be at the sole discretion of our respective boards of directors. See “Dividend Policies” on page 48.

What are the United States federal income tax consequences of the spin-off to me as an Acuity Brands stockholder?

Acuity Brands has received an opinion of King & Spalding LLP to the effect that the spin-off will be tax-free for United States federal income tax purposes, except with respect to cash paid instead of fractional shares. For additional information about the tax consequences of the spin-off, see “The Spin-off—United States Federal Income Tax Consequences of the Spin-off” beginning on page 36.

Will Zep executives, directors and employees be treated differently than the other stockholders in the spin-off?

Certain of our executive officers, directors and employees will be entitled to benefits not received by other stockholders in connection with the spin-off. We currently intend to make grants of equity awards with a value of at least $4.0 million in the aggregate to executive officers and certain other key employees of Zep within 30 days of the distribution date. We expect that $1.5 million and $1.14 million of such equity awards will be allocated to John Morgan and Bill Holl, respectively. Determinations as to the allocation of the remainder of such equity awards among our executive officers and key employees have not yet been made. We anticipate that our compensation committee will evaluate potential awards shortly following the spin-off to allocate such awards to specific executive officers and key employees. For additional information see “Executive Compensation—Employment Contracts” beginning on page 111. We also intend to make grants of equity awards valued at up to $150,000 to each of J. Veronica Biggins, Earnest W. Deavenport, Jr., Kenyon W. Murphy, Sidney J. Nurkin and Joseph Squicciarino, our non-employee directors, within 30 days of the distribution date. For additional information see “Management—Compensation of Directors” beginning on page 87.

Acuity Brands stock options held by individuals who are or will become employees of Zep will generally be converted into Zep stock options in accordance with a conversion ratio defined in an employee benefits agreement to be adopted on the distribution date. Acuity Brands stock options held by (1) Acuity Brands directors who will become Zep directors, (2) current and former employees of Acuity Brands and (3) former employees of Zep will remain Acuity Brands options and will be adjusted to maintain the intrinsic value of the options, pursuant to the applicable Acuity Brands stock option plan. Mr. Morgan’s Acuity Brands stock options that are vested as of the distribution date will remain Acuity Brands stock options, adjusted to maintain their intrinsic value, while his unvested Acuity Brands stock options at such date will be converted to Zep stock options in accordance with the conversion ratio for current Zep employees. For additional information see “Relationship between Acuity Brands and

Us Following the Spin-Off—Employee Benefits Agreement” beginning on page 43.

What kind of relationship will Zep have with Acuity Brands after the spin-off?

Prior to the spin-off, we and Acuity Brands will enter into agreements for Acuity Brands to transfer to us selected assets and liabilities of Acuity Brands related to our business, to arrange for the continued provision of certain services by each company to the other for a limited period of time, to make arrangements for the spin-off, and to define the ongoing relationships between Acuity Brands and us. In addition, we and Acuity Brands will enter into an agreement providing for the sharing of taxes incurred by Acuity Brands prior to the spin-off and providing certain indemnification rights with respect to tax matters. After the spin-off, we and Acuity Brands will not have any other material contracts or other arrangements between us other than arrangements made on an arm’s-length basis. See “Relationship Between Acuity Brands and Us Following the Spin-off” beginning on page 40.

What types of costs should Zep be expected to incur as a result of this transaction?

Certain functions including treasury, tax, executive and employee benefits, financial reporting, risk management, legal, corporate secretary and investor relations have historically been managed by the corporate division of Acuity Brands on behalf of its chemical and lighting company subsidiaries. Costs incurred to support these functions have been allocated to Zep in the historical periods presented within this document. For example, Zep’s fiscal 2006 operating results reflect $8.4 million in allocated costs attributable to Zep’s estimated share of corporate functions that were managed by the corporate division of Acuity Brands during fiscal 2006. Management believes that amounts allocated to Zep reflect a reasonable representation of the costs that would have been incurred if Zep had performed these functions as a stand-alone company.

Transaction costs associated with the spin-off are expected to approximate $7 million. These transaction related costs will be borne by Acuity Brands.

Zep will potentially undertake various restructuring initiatives subsequent to the spin-off in order to streamline and improve the effectiveness of its operations. While the cost of this restructuring effort, which is contingent upon the transaction’s occurrence, is not known at this time, we anticipate related expenses could range from $5 million to $8 million.

What are the material terms of the distribution agreement?

On the distribution date, we will enter into a distribution agreement with Acuity Brands, which will provide for the principal corporate transactions required to effect the spin-off and certain other agreements relating to the continuing relationship between Acuity Brands and us after the spin-off. The distribution agreement will provide that on or prior to the distribution date, we will have issued to Acuity Brands a number of shares of common stock equal to one-half of the total number of shares of Acuity Brands common stock outstanding on the distribution date. In addition, the distribution agreement will provide that, among other things:

• we will draw on our financing arrangements and pay a dividend to Acuity Brands of $62.5 million;

•     we will be entitled to the positive net cash flow generated by our business during the period from September 1, 2007 until the distribution date less any cash held by us on the distribution date (or, conversely, responsible for any cash flow deficit);

•     certain assets will be transferred between Acuity Brands and us (and any related liabilities will be assumed) so that the assets, liabilities, and operations associated with the lighting business will be owned by Acuity Brands and its subsidiaries, and the assets, liabilities, and operations associated with the specialty products business will be owned by us and our subsidiaries;

•     we will assume, and will agree to indemnify Acuity Brands against all liabilities arising out of our business (including discontinued or sold specialty products businesses), and Acuity Brands will retain, and will agree to indemnify us against, all liabilities arising out of Acuity Brands’ businesses (including discontinued or sold lighting businesses); and

• we and Acuity Brands will be prevented from soliciting the employees of the other company and from competing against the other company for specified periods of time.

Acuity Brands will generally be responsible for all third party costs and expenses relating to the spin-off that are incurred on or prior to the distribution date, and each of Acuity Brands and Zep will bear its own costs and expenses incurred following the distribution date.

For a more detailed description of the distribution agreement see “Relationship Between Acuity Brands and Us Following the Spin-off—Distribution Agreement” beginning on page 40.

How will Zep be managed?

Our executive officers will consist of John K. Morgan, Chairman, President, and Chief Executive Officer, Mark R. Bachmann, Executive Vice President and Chief Financial Officer, William A. (Bill) Holl, Executive Vice President and Chief Commercial Officer, Cedric M. Brown, Senior Vice President, Supply Chain, and C. Francis Whitaker, III, Vice President, General Counsel, and Secretary. We expect to have an initial board of directors that will consist of six directors, classified into three classes. After their initial term, directors of each class will serve three-year terms. Our initial board of directors will include J. Veronica Biggins, Earnest W. Deavenport, Jr., John K. Morgan, Kenyon W. Murphy, Sidney J. Nurkin, and Joseph Squicciarino. See “Management” beginning on page 83.

What are Zep’s financing arrangements?	Prior to the spin-off we expect to enter into a receivables facility that would allow us to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of our trade accounts receivable. We also expect to enter into a $100.0 million revolving credit facility. The receivables facility will be renewed annually while the revolving credit facility will have a term of five years. Both facilities will contain customary financial covenants and events of default. We intend to borrow up to $67.5 million under these new facilities, $62.5 million of which will be distributed to Acuity Brands in connection with the spin-off. Market conditions prevalent at the time of the distribution will dictate how we choose to utilize each of these financing arrangements to ensure that costs related to our borrowings are minimized. Additionally, we will continue to be responsible under a $7.2 million industrial revenue bond due in 2018 as well as $0.3 million of other debt following the spin-off. See “Financing Arrangements” on page 46.

Will there be any anti-takeover protections put in place following the spin-off?

Certain provisions of our certificate of incorporation and bylaws may have the effect of making the acquisition of control of us in a transaction not approved by our board of directors more difficult. We believe these provisions will enable us to develop our business in a manner which will foster our long-term growth without disruption caused by the threat of takeover not determined by our board of directors to be in the best interests of us and our stockholders. The stockholder protection rights agreement that we will enter into in connection with the spin-off also would make such a transaction more difficult. Moreover, certain provisions of the agreement providing for certain tax disaffiliation and other tax-related matters that we will enter into in connection with the spin-off could discourage potential acquisition proposals. See “Certain Anti-Takeover Provisions of Our Certificate of Incorporation, Bylaws, Rights Agreement, and Delaware Law” beginning on page 123.

Do I have appraisal rights in connection with the spin-off?	No. Holders of Zep common stock have no appraisal rights in connection with the spin-off.

Who is the transfer agent for Zep common stock?	The transfer agent for Zep common stock is BNY Mellon Shareowner Services. You can contact the transfer agent at the following address and telephone number:

BNY Mellon Shareowner Services

P.O. Box 358016

Pittsburgh, PA 15252-8016

(877) 272-9641

Please contact the transfer agent with any questions about the spin-off or if you need any additional information.

Where can I get more information?	Prior to the spin-off, if you have any questions relating to the mechanics of the spin-off and the delivery of account statements or the trading of Acuity Brands or Zep shares, you should contact:

The Bank of New York

P.O. Box 11258

Church Street Station

New York, NY 10286-1258

(800) 432-0140

After the spin-off, Zep stockholders with inquiries relating to the spin-off or their investment in Zep should contact:

Zep Inc.

4401 Northside Parkway, Suite 700

Atlanta, GA 30327-3093

Attention: Investor Relations

(404) 352-1680

After the spin-off, Acuity Brands stockholders with inquiries relating to the spin-off or their investment in Acuity Brands should contact:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

Attention: Investor Relations

(404) 853-1400

Summary Financial Data

The following table sets forth our summary combined financial data, which have been derived from our combined financial statements for the nine months ended May 31, 2007 and 2006, and for each of the three years in the period ended August 31, 2006. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Combined Financial Statements” and the notes related to those combined financial statements, and the “Pro Forma Financial Information” and discussion, included elsewhere in this information statement. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Acuity Brands corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In our opinion, these allocations have been made on a reasonable basis. Actual per-share data has not been presented since our business was a wholly owned subsidiary of Acuity Brands during the periods presented. Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Acuity Brands.

	Years Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands, except per share amounts)
Summary of Operations Data:
Net sales	$523,669	$534,952	$552,084	$401,947	$413,318
Cost of Products Sold	208,452	223,113	234,894	170,351	175,464
Gross Profit	315,217	311,839	317,190	231,596	237,854
Selling, Distribution, and Administrative	271,646	265,938	268,421	198,418	214,488
Corporate Allocation SD&A(1)	7,162	6,568	8,371	5,542	6,135
Special Charge	—	4,533	—	—	—
Operating Profit	37,216	37,234	40,049	27,285	17,041
Other Expense (Income)	2,006	2,130	4,226	3,185	3,779
Income Before Provision for Income Taxes	35,210	35,104	35,823	24,100	13,262
Provision for Income Taxes	14,890	12,044	14,548	8,951	6,159
Net Income	$20,320	$23,060	$21,275	$15,149	$7,103

Balance Sheet Data (at period end):
Cash and cash equivalents	$3,065	$11,794	$8,128	$11,924	$4,789
Total assets	232,439	249,516	248,373	255,847	249,005
Total debt	75,000	75,000	75,000	75,000	75,000
Parent’s equity	69,638	80,398	81,048	90,371	80,319

Other Data:
Operating working capital(2)	$101,979	$100,527	$101,013	$105,546	$108,713
EBITDA(3) (unaudited)	45,152	46,833	48,649	33,697	22,349
Adjusted EBITDA (unaudited)	44,153	48,684	48,649	33,697	29,149
Depreciation and amortization	8,243	9,090	8,397	6,398	5,276
Capital expenditures	9,995	12,921	5,533	3,094	3,395
Pro forma earnings per share
Basic(4)			$0.97		$0.33
Diluted(4)			$0.93		$0.32
Pro forma weighted average shares outstanding
Basic(4)			21,942		21,268
Diluted(4)			22,790		21,930

(1)	Zep employees participate in Acuity Brands’ stock-based compensation programs that provide for the granting of Acuity Brands stock options, restricted stock awards, and employee stock purchase plan rights to employees and non-employee directors. The majority of the share-based compensation expense generated through the administration of these award programs does not affect Zep’s overall cash position. See Note 6 of Notes to Combined Financials Statements, where our share-based award programs are discussed further.
(2)	Operating working capital is defined as the sum of accounts receivable and inventory less accounts payable.

(3)	EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest expense, net; (b) provision for income taxes; and (c) depreciation and amortization. For this presentation, adjusted EBITDA is calculated by adding to EBITDA (a) certain charges for a fine incurred by us in connection with the wastewater investigation at our primary manufacturing facility in Atlanta, Georgia related to conduct that took place prior to 2003, as well as a charge taken in the third quarter of fiscal 2007 reflecting our best estimate of costs associated with voluntary environmental remediation efforts related to soil and groundwater contamination present at that manufacturing facility, and (b) a special charge we incurred in connection with our 2005 restructuring initiative, and excluding from EBITDA (a) gains resulting from the sale of the National Chemical business (a water treatment business), and (b) gains from property-related sales that were unusual in nature given the infrequency with which we dispose of such facilities. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

•

As discussed in the section entitled “Business—Environmental Regulation,” we recently paid a fine of $3.8 million ($2.0 million was recorded during fiscal year 2003 and $1.8 million was recorded during second quarter 2007) in connection with intentional misconduct on the part of certain non-executive employees resulting in our failure to comply with our wastewater discharge permit prior to 2003 at our primary manufacturing facility in Atlanta, Georgia. In connection with the investigation, the EPA and Zep each analyzed samples taken from certain sumps at this manufacturing facility, and the results led us to undertake further soil and groundwater studies. Based on the results to date of these studies, we plan to conduct voluntary remediation of the site and in May 2007 accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues over approximately five years at this site. The remediation will address issues that have developed in the past, during the almost fifty-year period we have been operating at the site. We believe that the expenses associated with this fine and remediation are non-recurring in nature and that such expenses are not reflective of our core operating performance. Accordingly, we believe it useful to exclude these expenses from adjusted EBITDA.

•

During fiscal 2005, we undertook a restructuring initiative designed to streamline operations, improve customer service, and reduce transaction costs. In connection with these restructuring activities, we incurred a special charge of $4.5 million during the second quarter of fiscal 2005 to reflect the costs associated with the elimination of 70 salaried positions worldwide. We believe it is useful to exclude this charge from adjusted EBITDA because it occurs infrequently and is unrelated to our core operating performance.

•

During fiscal 2004, we sold the National Chemical business, which marketed water treatment chemicals and services. While this sale was completed in fiscal 2004, we deferred the recognition of a portion of the total $1.5 million gain until the following fiscal year. This deferral was necessary because of concerns surrounding the collectibility of consideration promised in exchange for National Chemical. We have adjusted EBITDA to exclude the impact of the gains related to the sale of this business as the proceeds received from the sale are not relevant to our ongoing core operating performance.

•

We routinely dispose of certain classes of fixed assets in the normal course of business, such as equipment and vehicles used in the production and delivery of our products. Less frequent are sales of facilities operated by the company. However, in fiscal 2005, we recognized gains on such sales of $2.1 million. These sales were executed in fiscal 2005 pursuant to a specific review of our leased and owned facilities. While the evaluation of our resources is an on-going process, the company does not currently have plans involving similar facility sales and, therefore, believes it is useful to adjust EBITDA to present a financial measure that excludes gains from these sales. The above mentioned gains on facility sales have been included within Loss (gain) on sale of fixed assets on our Combined Statement of Operations.

•	We believe these measures are an important indicator of our operating strength and the performance of our business because they provide a link between profitability and operating cash flow.

•	We believe these measures adjust for items which are generally not indicative of our core operating performance.

•	We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

•	to evaluate the effectiveness of our operational strategies; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating profit, net income, cash provided by operating activities, or our other financial information as determined under GAAP.

We believe the line item net income on our Combined Statements of Operations is the most directly comparable GAAP measure to EBITDA and adjusted EBITDA. The table below reconciles net income to EBITDA and adjusted EBITDA for the periods presented.

	Years Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
			(In thousands)	(unaudited)
Net income	$20,320	$23,060	$21,275	$15,149	$7,103
Interest expense, net	1,699	2,639	4,429	3,199	3,811
Provision for income taxes	14,890	12,044	14,548	8,951	6,159
Depreciation and amortization	8,243	9,090	8,397	6,398	5,276

EBITDA (unaudited)	$45,152	$46,833	$48,649	$33,697	$22,349
Non-recurring environmental charges	—	—	—	—	6,800
Special charge	—	4,533	—	—	—
Gain on sale of National Chemical business	(999)	(538)	—	—	—
Gain on sale of facilities	—	(2,144)	—	—	—

Adjusted EBITDA (unaudited)	$44,153	$48,684	$48,649	$33,697	$29,149

(4)

The calculation of pro forma basic earnings per share and shares outstanding is based on the number of shares of Acuity Brands common stock outstanding for the nine months ended May 31, 2007 and for the year ended August 31, 2006, adjusted for an assumed distribution ratio of one share of our common stock for every two shares of Acuity Brands common stock. The calculation of pro forma diluted earnings per share and shares outstanding is based on the number of shares of Acuity Brands common stock outstanding for the nine months ended May 31, 2007 and for the year ended August 31, 2006 and diluted shares of common stock outstanding for those periods adjusted for that same assumed distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from the replacement of Acuity Brands stock-based awards held by Zep’s employees and employees of Acuity Brands or the grant of new stock-based awards. The number of dilutive shares of our common stock that will result from Acuity Brands stock options, restricted stock awards and restricted stock units held by Zep employees will not be determined until immediately after the spin-off. However, we currently expect the number of dilutive shares resulting from the replacement of our employees’ Acuity Brands stock options, restricted stock awards and restricted stock units would be greater than one dilutive share of Zep common stock after the spin-off for each dilutive share of Acuity Brands common stock held prior to the spin-off. See “Relationship Between Acuity and Us Following the Spin-off—Employee Benefits Agreement” beginning on page 43 for further information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements. Specifically, forward-looking statements may include, but are not limited to:

•	statements relating to the benefits of the spin-off to our stockholders, customers, and employees;

•	statements relating to our future economic performance, business prospects, revenue, income, and financial condition;

•	statements relating to the tax-free nature of the distribution of Zep common stock to stockholders of Acuity Brands in the spin-off; and

•	statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or results of the company.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results, expectations, or outcomes to differ materially from our historical experience and the historical experience of Acuity Brands as well as management’s present expectations or projections. These risks and uncertainties include, but are not limited to:

•	underlying assumptions or expectations related to the spin-off transaction proving to be inaccurate or unrealized;

•	customer and supplier relationships and prices;

•	competition;

•	ability to realize anticipated benefits from initiatives and timing of benefits;

•	market demand;

•	litigation and other contingent liabilities, such as environmental matters; and

•	economic, political, governmental, technological, and natural disaster related factors affecting the company’s operations, tax rate, markets, products, services, and prices, among others.

In evaluating these forward-looking statements, you should consider various factors, including those described under “Risk Factors” beginning on page 20. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this information statement. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this information statement or to reflect the occurrence of unanticipated events.

RISK FACTORS

This filing contains forward-looking statements. A variety of risks and uncertainties could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on page 19. The risks and uncertainties include risks related to our spin-off from Acuity Brands as well as risks related to the operation of our business that existed prior to the spin-off, including, without limitation, the following:

Risks Related to our Spin-off from Acuity Brands

We have no operating history as an independent public company and may be unable to operate as profitably after becoming a stand-alone company.

We do not have an operating history as an independent public company. Historically, because the businesses that comprise each of Acuity Brands and us have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other for capital requirements. After the spin-off, we will be able to rely only on the specialty products business for such requirements. While the specialty products business has been a profitable segment of Acuity Brands, we cannot assure you that, as an independent company, profits will continue at the same level. Additionally, we have relied on Acuity Brands for various financial, administrative, and managerial expertise in conducting our operations. Following the spin-off, we will maintain our own credit and banking relationships and perform our own financial and investor relations functions. While certain key employees of Acuity Brands may be employed by us following the spin-off, we cannot assure you that we will be able successfully to put in place the financial, administrative, and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management’s time and other resources.

Historical financial information may be of limited relevance.

The historical financial information included in this information statement does not reflect our results of operations, financial position, and cash flows in the future and only estimates our results of operations, financial position, and cash flows had we operated as a separate stand-alone public entity during the periods presented. However, while we have yet to conduct operations as a stand-alone public company, we do not believe the difference between the incremental costs associated with doing so and those reflected in our historical results of operations, which in 2006 totaled $8.4 million, will have a material impact on our total operating costs. Regardless, the financial information included herein does not reflect any changes that may occur in our funding and operations as a result of the spin-off.

Substantial sales of Zep common stock following the spin-off, or the perception that such sales might occur, could depress the market price of Zep common stock.

Substantially all of the shares of Zep common stock distributed in the spin-off will be eligible for immediate resale in the public market. Any sales of substantial amounts of Zep common stock in the public market, or the perception that such sales might occur, could depress the market price of Zep common stock. We anticipate significant amounts of Zep common stock will be sold in the open market following the spin-off. A portion of Acuity Brands common stock is held by index funds tied to the Standard & Poor’s 600 Index and other stock indices. We do not expect to qualify for inclusion in the Standard & Poor’s 600 Index or related indices at the time of the spin-off, and we expect that those index funds will be required to sell Zep common stock. In addition, our smaller size and different investment characteristics may not appeal to the current investor base of Acuity Brands, which may seek to dispose of large amounts of Zep common stock following the spin-off. There is no assurance that there will be sufficient buying interest to offset any such sales, and, accordingly, the price of Zep common stock could be depressed by those sales and have periods of high volatility.

The market price for Zep common stock may be volatile, and you may not be able to sell our stock at a favorable price.

There has been no public market for Zep common stock prior to the spin-off. An active public market for Zep common stock may not develop or be sustained after the spin-off. The price of Zep common stock in any such market may be higher or lower than the initial trading price. Many factors could cause the market price of Zep common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or services or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel or key groups of personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	significant changes in regulatory requirements;

•	increased litigation resulting from product or employee claims;

•	adverse developments concerning environmental matters;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

Failure of the distribution to qualify as a tax-free transaction could result in substantial liability.

Acuity Brands has received an opinion of King & Spalding LLP, counsel to Acuity Brands, to the effect that, among other things, the spin-off (including certain related transactions) qualifies as tax-free to Acuity Brands, us, and Acuity Brands stockholders for United States federal income tax purposes under section 355 and related provisions of the Internal Revenue Code. The opinion is based on, among other things, certain assumptions and representations as to factual matters made by Acuity Brands and us which, if untrue or incomplete in any material respect, could jeopardize the conclusions reached by counsel in its opinion. The opinion is not binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

If the spin-off fails to qualify for tax-free treatment, a substantial corporate tax would be payable by Acuity Brands, measured by the difference between (1) the aggregate fair market value of the shares of Zep common stock on the date of the spin-off and (2) Acuity Brands’ adjusted tax basis in the shares of Zep common stock on the date of the spin-off. The corporate level tax would be payable by Acuity Brands. However, we have agreed under certain circumstances to indemnify Acuity Brands for this tax liability. This indemnification obligation, if triggered, could have a material adverse effect on our results of operations and financial position. In addition, under the applicable Treasury regulations, each member of Acuity Brands’ consolidated group at the time of the spin-off (including us) is severally liable for such tax liability.

Furthermore, if the spin-off does not qualify as tax-free, each Acuity Brands stockholder generally would be taxed as if he or she had received a cash distribution equal to the fair market value of the shares of Zep common stock on the date of the spin-off.

Even if the spin-off otherwise qualifies as tax-free, Acuity Brands nevertheless could incur a substantial corporate tax liability under section 355(e) of the Internal Revenue Code, if 50 percent or more of our stock or the stock of Acuity Brands were to be acquired as part of a “plan (or a series of related transactions)” that includes the distribution. For this purpose, any acquisitions of the stock of Acuity Brands or of our stock that occur within two years before or after the spin-off are presumed to be part of such a plan, although Acuity Brands may be able to rebut that presumption. If such an acquisition of the stock of Acuity Brands or of our stock triggers the application of section 355(e), Acuity Brands would recognize taxable gain as described above, but the spin-off would generally remain tax-free to the Acuity Brands stockholders. If acquisitions of our stock trigger the application of section 355(e), we would be obligated to indemnify Acuity Brands for the resulting corporate-level tax liability. This indemnification obligation would have a material adverse effect on our results of operations and financial position.

The combined post-spin-off value of Acuity Brands and Zep shares may not equal or exceed the pre-spin-off value of Acuity Brands shares.

After the spin-off, Acuity Brands common stock will continue to be listed and traded on the New York Stock Exchange. We have applied to list Zep common stock on the New York Stock Exchange. We cannot assure you that the combined trading prices of Acuity Brands common stock and Zep common stock after the spin-off, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Acuity Brands common stock prior to the spin-off. Until the market has fully evaluated the business of Acuity Brands without our business, the price at which Acuity Brands common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business, the price at which Zep common stock trades may fluctuate significantly, and you may not realize the full benefit of the spin-off.

Certain provisions of our certificate of incorporation, bylaws and rights plan and the tax disaffiliation agreement may discourage takeovers.

Our certificate of incorporation and bylaws contain certain anti-takeover provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, our certificate of incorporation and bylaws:

•	classify our board of directors into three groups, so that stockholders elect only one-third of the board each year;

•	permit stockholders to remove directors only for cause and only by the affirmative vote of at least 80% of our voting shares;

•	permit a special stockholders’ meeting to be called only by a majority of the board of directors;

•	do not permit stockholders to take action except at an annual or special meeting of stockholders;

•	require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	permit our board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine;

•	require the vote of the holders of at least 80% of our voting shares for stockholder amendments to our bylaws; and

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require, for the approval of a business combination with stockholders owning 5% or more Zep voting shares, the vote of at least 50% of Zep voting shares not owned by such stockholder, unless certain “fair price” requirements are met or the business combination is approved by our continuing directors.

The preferred stock purchase rights attached to Zep shares of common stock would, in effect, prevent a person or group from acquiring more than 15% of the total number of Zep common stock outstanding at any time after the spin-off without approval from our board of directors. In addition, Delaware law generally restricts mergers and other business combinations between us and any holder of 15% or more of Zep common stock, unless the transaction or the 15% acquisition is approved in advance by our board of directors.

These provisions of our certificate of incorporation and bylaws, Delaware law, and the preferred stock purchase rights could discourage potential acquisition proposals and could delay or prevent a change in control of our company, even though a majority of our stockholders may consider such proposals, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of Zep common stock, and may also inhibit increases in the trading price of Zep common stock that could result from takeover attempts or speculation.

If the spin-off is considered part of a “plan (or series of related transactions)” pursuant to which 50% or more of Zep stock is acquired, the spin-off will be taxable to Acuity Brands (but not to its stockholders) under Section 355(e) of the Internal Revenue Code. For this purpose, any acquisitions of Zep stock that occur within two years after the spin-off (subject to certain exceptions including an exception for public trading) will be presumed to be part of such a plan, although Acuity Brands may be able to rebut that presumption. Under the tax disaffiliation agreement, we have agreed to indemnify Acuity Brands for any tax liability to Acuity Brands under Section 355(e) of the Code that results from acquisitions of our stock. This provision of the tax disaffiliation agreement may have the effect of discouraging or preventing an acquisition of our company or a disposition of our business.

Risks Related to our Business

Our results can be adversely affected by fluctuations in the cost or availability of raw materials or packaging materials.

The key raw materials we use in our products are surfactants, polymers and resins, fragrances, and solvents, and other petroleum-based materials. We do not expect to engage in significant commodity hedging transactions for raw materials, though we have committed and will continue to commit to purchase certain materials for specified periods of time. The terms of these commitments generally do not require us to purchase a specific quantity as related orders may be cancelled prior to shipment without penalty. Significant increases in the prices of our products due to increases in the cost of raw materials or packaging materials could have a negative effect on demand for products and on profitability. Many of the raw materials that we use are petroleum-based and, therefore, subject to the availability and price of oil. Failure to effectively manage future increases in the costs of these materials could adversely affect our ability to achieve operating margins acceptable to stockholders. Furthermore, there is a limited number of suppliers for some of our raw materials, packaging materials, and finished goods. Our profitability and volume could be negatively impacted by limitations inherent within the supply chain of certain of these materials, including competitive conditions, governmental issues, legal issues, natural disasters, and other events that could impact both the availability and price of the materials.

We face significant competition and may face more significant competition in the future.

The cleaning and maintenance solutions industry is highly competitive. Overall, competition is fragmented in the commercial, industrial, and institutional end-market, with numerous local and regional operators selling directly to customers, distributors, and a few national competitors. Many of these competitors offer products in some of the markets we serve. Competition is based primarily on brand name recognition, price, product quality, and customer service. Competitors in the commercial, industrial, and institutional end-market include but are not limited to Ecolab, Inc., JohnsonDiversey, Inc., NCH Corporation, Rochester Midland Corporation, and State Chemical Manufacturing Company. Many companies compete within the broader retail market for cleaning chemical products including but not limited to Church & Dwight Co., Inc., Procter and Gamble, Reckitt Benckiser plc, S.C. Johnson & Sons, Inc., Sunshine Makers, Inc., and The Clorox Company. We also compete in the home improvement channel with pest control companies such as Bayer, A.G., Spectrum Brands, Inc., and The Scott’s Company. Furthermore, barriers to entry and expansion in the industry are low, which may lead to additional competitive pressure in the future. We cannot assure you that we will be able to continue to compete successfully against current or future competitors or that change in the source or intensity of competitive pressure in the industry will not result in reduced market share that could negatively impact our results of operations, financial condition, or cash flows.

We may develop unexpected legal contingencies or lose insurance coverage.

We are subject to various claims, including legal claims arising in the normal course of business. We are insured up to specified limits for certain types of claims with a self-insurance retention of $0.5 million per occurrence, including toxic tort and other product liability claims, and are fully self-insured for certain other types of claims, including employment practices, environmental, product recall, commercial disputes, patent infringement and errors and omissions. We establish reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims. In the event of unexpected future developments, it is possible that the ultimate resolutions of such matters, if unfavorable, could have a material adverse effect on our results of operations, financial position or cash flows. In addition, we cannot assure you that we will be able to maintain current levels of insurance coverage for all matters that are currently insured for costs that we consider reasonable. Our insurance coverage is negotiated on an annual basis, and our insurance policies in the future may have coverage exclusions that would cause our costs for claims to rise.

We are subject to a broad range of environmental, health, and safety laws and regulations in the jurisdictions in which we operate, and we may be exposed to substantial environmental, health, and safety costs and liabilities.

We are subject to a broad range of environmental, health, and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health, and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment, and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination and working conditions for our employees. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions world-wide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. These laws may impact the manufacture and distribution of our products and place restrictions on the products we can sell in certain geographical locations.

The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant. In addition, these laws and regulations may also result in substantial environmental liabilities associated with divested assets, third party locations, and past activities. We have established reserves for environmental remediation activities and liabilities where appropriate. However, the cost of addressing environmental matters (including the timing of any charges related thereto) cannot be predicted with certainty, and these reserves may not ultimately be adequate, especially in light of potential changes in environmental conditions, changing interpretations of laws and regulations by regulators and courts, the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, our potential liability to remediate sites for which provisions have not previously been established and the adoption of more stringent environmental laws. Such future developments could result in increased environmental costs and liabilities and could require significant capital and other ongoing expenditures, any of which could have a material adverse effect on our financial condition or results. Furthermore, the failure to comply with our obligations under the environmental laws and regulations could subject us to administrative, civil, or criminal penalties, obligations to pay damages or other costs, and injunctions or other orders, including orders to cease operations. In addition, the presence of environmental contamination at our properties could adversely affect our ability to sell property, receive full value for a property, or use a property as collateral for a loan.

In June 2007, we reached a final resolution of the investigation by the United States Department of Justice (DOJ) of certain environmental issues at our primary manufacturing facility, located in Atlanta, Georgia. The DOJ’s investigation focused principally on past conduct involving the inaccurate reporting of certain wastewater sampling results to the City of Atlanta and conduct that interfered with the City of Atlanta’s efforts to sample our wastewater pretreatment plant effluent. We entered a guilty plea to one felony count of failure to comply with our wastewater permit, agreed to pay a fine of $3.8 million and to be subject to a three-year probation period incorporating a compliance agreement with the Environmental Protection Agency (EPA). A material breach by us of the compliance agreement could lead to a material loss of business, a material disruption of production, and materially higher operating costs.

We are currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. With respect to each of the currently active sites which we do not own and where we have been named as a responsible party or a potentially responsible party (PRP), we believe our liability is immaterial, based on information currently available, due to our limited involvement at the site and/or the number of viable PRPs. With respect to the only active site involving property which we own and where we have been named as a PRP—our property on Seaboard Industrial Boulevard in Atlanta, Georgia—we and the current and former owners of adjoining properties have reached agreement to share the expected costs and responsibilities of implementing an approved corrective action plan under the Georgia Hazardous Response Act (HSRA) to periodically monitor the property for a period of five years ending in 2009. Subsequently, samples were taken from certain sumps at the Seaboard facility in connection with the DOJ investigation, and sample results from some of the sump tests indicated the presence of certain hazardous substances. As a result, we notified the Georgia Environmental Protection Division and are conducting additional soil and groundwater studies pursuant to HSRA.

Based on the results to date of the above-mentioned soil and groundwater studies, we plan to conduct voluntary remediation of the site. Our current estimate is that we will expend between $1.0 million and $7.5 million for the voluntary remediation of the site over approximately the next five years, and in May 2007 we accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues. Further sampling and engineering studies could cause us to revise the current estimate.

We use hazardous materials and chemicals in our manufacturing processes which could result in claims against us.

We use a variety of hazardous materials and chemicals in our manufacturing processes and in connection with maintenance work on our manufacturing facilities. Because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims or removal or re-treatment of such substances. In addition, although we have developed environmental, health, and safety programs for our employees, including measures to reduce employee exposure to hazardous substances, and conduct regular assessments at our facilities, we may be involved in claims and litigation filed on behalf of persons alleging injury as a result of occupational exposure to substances or other hazards at our current or former facilities. Due to the unpredictable nature of personal injury litigation, it is not possible to predict the ultimate outcome of any such claims or lawsuits that may arise. If any such claims and lawsuits, individually or in the aggregate, were resolved against us, our results of operations and cash flows could be adversely affected.

If our products are improperly manufactured, packaged, or labeled or become adulterated, we may need to recall those items and may experience product liability claims if consumers are injured.

We may need to recall some of our products if they are improperly manufactured, packaged, or labeled or if they become adulterated. Our quality control procedures relating to the raw materials, including packaging, that we receive from third-party suppliers as well as our quality control procedures relating to our products after our products are formulated and packaged may not be sufficient. We have previously initiated a product recall as a result of potentially faulty packaging of our products, and widespread product recalls could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We may also be liable if the use of any of our products causes injury, and could suffer losses from a significant product liability judgment against us. A significant product recall or product liability case could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products, which could have a material adverse effect on our business and financial results.

We rely on a variety of third party service providers for transportation of our products between our facilities and from our facilities to our customers.

We rely upon third party carriers for safe and timely delivery of our shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor difficulties, inclement weather, terrorist activity, and increased fuel costs. Furthermore, mishandling of our products by the third party carriers could subject us to product liability claims or other costs and liabilities.

Disruptions at our most significant facilities could effect our profitability and harm our relationship with significant customers.

Over the past three years, more than 50% of our manufactured products were produced at our Atlanta, Georgia (Seaboard) facility. In addition, our Emerson, Georgia facility packages the majority of our products sold to retail end-markets. We also maintain a national distribution center in Atlanta, Georgia and a centralized customer service call center in Marietta, Georgia. A material disruption of the operations of any of these facilities due to a natural disaster, work stoppages, power outages, or any other cause could have an adverse effect on our ability to maintain desired levels of profitability and volume and could affect our relationship with our most significant customers.

We may be unable to sustain significant customer relationships.

Relationships forged with customers, including The Home Depot, which represented approximately 12% of our total net sales in the fiscal years ended August 31, 2004, August 31, 2005, and August 31, 2006 and 11% of our total net sales for the nine months ended May 31, 2007 and 2006, respectively, are directly impacted by our ability to deliver high quality products and service. We do not have a written contract obligating The Home Depot to purchase our products. The loss of or substantial decrease in the volume of purchases by The Home Depot would harm our sales and profitability.

We may not be able to attract and retain sufficiently qualified sales representatives and other personnel.

Our success is dependent upon the continued service of our highly skilled workforce and our ability to attract and retain new personnel. The challenge to attract top talent is a formidable one given the competition for such talent within our markets. In particular, we have historically experienced substantial turnover in sales representatives who have less than two years experience. This turnover in our sales force on a monthly basis increases our hiring and training expenses and can interrupt continuity with some of our customers. In addition, one of our strategies is to expand our sales efforts into alternative sales channels, including wholesale distribution. Widespread sales of our products through wholesale distribution could reduce the sales of our products by sales representatives in certain regions, which could lead to the loss of sales representatives and/or disputes over the terms of sales and commission agreements. Significant employee turnover and failure to maintain a qualified workforce could have a material adverse effect on our results of operations.

If we are unable to protect our information and telecommunication systems against disruptions or failures, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, determining reorder points and placing purchase orders on our suppliers, making cash disbursements, blending chemicals, and conducting digital marketing activities, data processing, and electronic communications among our locations and between company personnel and our customers and suppliers. We also depend on our telecommunication systems for communications between company personnel and our customers and suppliers. We have experienced system disruptions in the past that have adversely affected our ability to effectively manage our operations and service our customers. Future system disruptions, security breaches, or shutdowns could significantly disrupt our operations or may result in financial damage or loss because of lost or misappropriated information.

We may not properly execute, or realize anticipated cost savings or benefits from, our ongoing customer service, supply chain, information technology, or other initiatives.

Our success is partly dependent upon properly executing, and realizing cost savings or other benefits from, our ongoing customer supply chain, information technology, and other initiatives. These initiatives are primarily designed to make us more efficient in the sales, manufacture, and distribution of our products. These initiatives are often complex, and a failure to implement them properly may, in addition to not meeting projected cost savings or benefits, result in an interruption to our sales, manufacturing, logistics, customer service, or accounting functions. Furthermore, we have invested a significant amount of capital into a number of these initiatives, which might have been more efficiently used if the full cost savings or benefits are not realized. Any of these results could have a material adverse effect on our business and financial results including the requirement to reduce the book value of some assets.

We may pursue future growth through strategic acquisitions from which we may not receive the benefits that we anticipate.

We may endeavor to expand and improve our business through strategic acquisitions. We will gain from such activity only to the extent that we can effectively leverage the assets, including personnel, and operating processes of the acquired businesses. Uncertainty is inherent within the acquisition process, and unforeseen circumstances arising from future acquisitions could offset our anticipated benefits. Any of these factors could adversely affect our results of operations, including our ability to generate positive operating cash flows.

We are subject to risks related to our operations outside the United States.

We have substantial operations outside the United States. Net sales outside the United States represented approximately 19% of our total net sales for the fiscal year ended August 31, 2006 and 20% for the nine months ended May 31, 2007. Furthermore, as of May 31, 2007, approximately 11% of our products were manufactured outside the United States. In addition to the risks that are common to both our U.S. and non-U.S. operations, we face risks related to our foreign operations such as:

•	foreign currency fluctuations;

•	unstable political, economic, financial, and market conditions;

•	trade restrictions;

•	increases in tariffs and taxes;

•	high levels of inflation;

•	restrictions on repatriating foreign profits back to the United States;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	higher social and legal costs;

•	reliance on local management;

•	unfamiliarity with foreign laws and regulations; and

•	changes in labor conditions and difficulties in staffing and managing international operations.

Some of these risks have affected our business in the past and may have a material adverse effect on our business, financial condition, results of operations, and cash flows in the future.

Our results depend upon the continued vitality of the markets we serve.

Economic downturns, and in particular downturns that affect the transportation, food processing and service, manufacturing, government and housekeeping markets, can adversely impact our end-users. During such downturns, these end-users typically reduce their volume of purchases of cleaning products, which would likely, in turn, have an adverse impact on our results of operations, financial condition, or cash flows.

If we fail to manage our growth effectively, our operating results could be adversely affected.

In the future we may expand our operations by developing new or complementary products and continuing to expand our sales and marketing and customer service organizations. We currently do not have specific plans for any expansion that would require significant capital investment. However, we also intend to explore alternative channels of distribution for our products, which could conflict with our current methods of distribution and our commission-based compensation structure for our sales representatives. These changes may harm our relationship with our sales force and lead to increased turnover of our sales representatives. If we are unable to effectively implement these plans and to otherwise manage our expanding operations, we may not be able to execute our business strategy and our operating results could significantly decrease.

If we are unable to keep and protect our intellectual property rights, our ability to compete may be negatively impacted.

The market for our products depends to a significant extent upon the goodwill associated with our brand names. We own, or have licenses to use, all of the material trademark and trade name rights used by us in connection with the packaging, marketing, and distribution of our major products both in the United States and in other countries where our products are principally sold. In addition, we possess trade secret product formulations and other product information, some of which are patented, which are competitively sensitive. Intellectual property protection is important to our business. Although most of our trademarks are registered in the United States and in the foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our intellectual property rights may be substantial.

We cannot be certain that we will be able to assert our intellectual property rights successfully in the future or that they will not be invalidated, circumvented, or challenged. Other parties may infringe on our intellectual property rights and may thereby dilute the value of our brand names in the marketplace. Any infringement of our intellectual property rights would also likely result in a diversion of our time and resources to protect these rights through litigation or otherwise. Finally, others may claim that our business or products infringe on their intellectual property rights. Any failure by us to protect our trademarks and trade names, or any adverse judgment with respect to infringement of others’ intellectual property rights, may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business could suffer in the event of a work stoppage or increased organized labor activity.

As of May 31, 2007, approximately 230 of our 2,872 employees were members of nine unions in the United States and Europe. While we consider our relations with employees to be generally good, we cannot assure you that we will not experience work stoppages, strikes, or slowdowns in the future. A prolonged work stoppage, strike, or slowdown could have a material adverse effect on our results of operations. In addition, we cannot assure you that, upon expiration of any of our existing collective bargaining agreements, new agreements will be reached without union action or that any new agreement will be on terms satisfactory to us. Moreover, we cannot assure you that our non-union facilities will not become subject to labor union organizing efforts. If any current non-union facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

As part of the spin-off from Acuity Brands, we will incur indebtedness, which will subject us to various restrictions that could limit our operating flexibility.

At or shortly before the distribution date, we expect to enter into a $100.0 million revolving credit facility that will mature in 2012 as well as a $40.0 million receivables securitization facility. We intend to borrow up to $67.5 million under these new facilities, $62.5 million of which will be distributed to Acuity Brands in connection with the spin-off. Market conditions prevalent at the time of the distribution will dictate how we choose to utilize each of these financing arrangements to ensure that costs related to our borrowings are minimized. In addition, we will continue to be responsible for $7.2 million in industrial revenue bonds due in 2018 and $0.3 million in additional debt following the spin-off. We expect that these financing arrangements will contain customary restrictions, covenants, and events of default. Immediately following the spin-off we anticipate that we will have approximately $5.0 million of cash and cash equivalents that could be used to satisfy our debt service obligations, subject to certain net cash flow adjustments contemplated by the distribution agreement. In addition, we expect to service our ongoing debt service obligations through cash flow from operations. The terms of our financing arrangements and any future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities.

Local, state, and federal governments are placing increasingly stringent regulations on the security of chemical plant locations, the transportation of hazardous chemicals, and the environmental impact of chemical production.

Growing public and political attention has been placed on protecting critical infrastructure, including the chemical industry, from security threats. Terrorist attacks and natural disasters have increased concern regarding the security of chemical production and distribution. In addition, local, state, and federal governments have enacted, and may in the future enact, increasingly stringent regulations that impact the security of chemical plant locations, the transportation of hazardous chemicals, and the environmental impact of chemical production, which could result in higher operating costs and interruptions in normal business operations.

The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act as a stand-alone company may strain our resources, and our internal control over financial reporting may not be sufficient to ensure timely and reliable external financial reports.

As part of Acuity Brands we are currently subject to the Sarbanes-Oxley Act of 2002 and the Securities Exchange Act of 1934, but rely significantly upon personnel of Acuity Brands to interpret and apply those laws as they apply to us. Following the spin-off, we will be directly subject to the reporting requirements of the Securities Exchange Act of 1934 in addition to the Sarbanes-Oxley Act of 2002. Beginning with our fiscal year ending August 31, 2008, we expect that we will be required to comply with Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. Although we are currently subject to Section 404 of the Sarbanes-Oxley Act and certain disclosure requirements under the Exchange Act as a part of Acuity Brands, the materiality judgments associated with compliance with these requirements may be different for us as a smaller stand-alone entity. In addition, under the Exchange Act, we will be required to file annual, quarterly, and current reports with respect to our business and financial condition. The ongoing compliance with public company reporting requirements and compliance with applicable provisions of the Sarbanes-Oxley Act is likely to require additional resources following our spin-off from Acuity Brands and may place a strain on our systems and resources, including our information systems. Furthermore, we cannot assure you that we will be able to implement any required changes to correct any possible material weaknesses in internal control over financial reporting and sufficiently document and test the revised internal control procedures in order to make a positive conclusion as to the effectiveness of internal control over financial reporting by August 31, 2008.

THE SPIN-OFF

Introduction

On September 28, 2007, the board of directors of Acuity Brands declared a pro rata distribution equal to one share of Zep common stock, together with an associated preferred stock purchase right, for every two shares of Acuity Brands common stock outstanding on the record date as described below, subject to the setting of the record date and the distribution date by the executive committee of the board of directors. The spin-off is expected to be effected on or about October 31, 2007. The distribution will be made to holders of outstanding Acuity Brands common stock as of 5:00 p.m., Eastern Time, on October 17, 2007, the record date for the spin-off. As a result of the spin-off, 100% of the outstanding shares of Zep common stock will be distributed to Acuity Brands stockholders. Immediately following the spin-off, Acuity Brands and its subsidiaries will not own any shares of Zep common stock and we will be an independent public company. The shares of Zep common stock will be distributed by book entry. Instead of stock certificates, each Acuity Brands stockholder that is a record holder of Acuity Brands shares will receive a statement of such stockholder’s book entry account for the shares of Zep common stock distributed to such stockholder. Account statements reflecting ownership of the shares of Zep common stock will be mailed shortly after the distribution date. Shares of Zep common stock should be credited to accounts with stockbrokers, banks or nominees of Acuity Brands stockholders that are not record holders on or about October 31, 2007.

We were incorporated on July 27, 2007, and our principal executive offices are located at 4401 Northside Parkway, Suite 700, Atlanta, GA 30327-3093.

We will own and operate the specialty products business of Acuity Brands. This business represented approximately 23.1% and 22.5% of Acuity Brands’ consolidated revenues for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. Following the spin-off, Acuity Brands will continue to own Acuity Brands Lighting, Inc., whose operations will consist of the lighting equipment business.

Wachovia Securities is serving as financial advisor to Acuity Brands in connection with the spin-off and Zep management intends to conduct a roadshow prior to the distribution date in anticipation of shares of Zep common stock being publicly traded.

Background of the Spin-off

The board of directors and management of Acuity Brands regularly review the businesses conducted by Acuity Brands to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. At a meeting held on September 28, 2006, management of Acuity Brands discussed potential divestiture strategies relating to Acuity Brands’ specialty products business, including a potential sale of the business or a spin-off. Following the September 28, 2006 meeting, management began to evaluate the spin-off of the specialty products business. At meetings held on January 10 and January 11, 2007, the board of directors of Acuity Brands received an update from Vernon J. Nagel, Chairman and Chief Executive Officer of Acuity Brands, as to management’s preliminary evaluation of the spin-off of the specialty products business.

In March 2007, management engaged Wachovia Securities to serve as a financial advisor in connection with the potential spin-off transaction and, as part of that engagement, to provide information to assist the board of directors in evaluating the transaction.

At meetings held on March 16 and March 28, 2007, Mr. Nagel presented information to the board of directors relating to the potential spin-off of the specialty products business, including an analysis of opportunities and risks and the strategic purposes of the spin-off. At the March 28 meeting of the board of directors, the specialty products management team presented information to the board of directors relating to the specialty products business’ financial goals, proposed capital structure and opportunities and risks following a spin-off.

At a meeting held on March 29, 2007, the board of directors received advice from outside advisors, including King & Spalding and Wachovia Securities. King & Spalding made a presentation to the board of directors relating to the proposed structure of the spin-off, the agreements required to effect the spin-off, the board of directors’ fiduciary duties in considering the potential spin-off and other legal considerations, including the potential tax treatment of the spin-off and Delaware statutory requirements for declaring a dividend. Representatives of Wachovia Securities presented analysis relating to the dividend policy and capitalization of the potential stand-alone specialty products business and presented a preliminary valuation analysis.

Following the March 29, 2007 meeting, the potential spin-off transaction was delayed pending the resolution of the Department of Justice investigation of certain environmental issues at a manufacturing facility in Atlanta, Georgia and to allow Acuity Brands to assess the potential liability associated with soil and groundwater studies at the facility.

In May 2007, Acuity Brands was able to estimate the costs and accrue a pre-tax liability associated with the voluntary remediation in connection with the groundwater studies at the Atlanta, Georgia facility.

At a meeting held on June 15, 2007, Mr. Nagel provided the board of directors of Acuity Brands with an update on the proposed spin-off of the specialty products business, including a potential timeline for completing the spin-off.

At a meeting held on June 26, 2007, Richard K. Reece, Executive Vice President and Chief Financial Officer of Acuity Brands, presented the board of directors with an updated schedule for the potential spin-off and financial projections assuming a spin-off of the specialty products business. Mr. Holl and Mr. Bachmann presented plans and strategies relating to the spin-off.

At a meeting held on June 27, 2007, Wachovia Securities presented an updated review of the potential capital structure and dividend policies for the spin-off company. In addition, at Mr. Nagel’s request, Mr. Morgan presented the board with his view of business strategies for the specialty products business as well as a proposed fiscal 2008 financial plan.

On June 29, 2007, Acuity Brands announced that it had entered into a final settlement with the Department of Justice relating to its wastewater pretreatment permit. In connection with the resolution of the wastewater investigation, Acuity Brands management began to actively move forward with preparations for the proposed spin-off.

At a meeting held on July 23, 2007, the board of directors of Acuity Brands reviewed a draft of the Form 10 for Zep related to the proposed spin-off and was provided with updated analysis from Wachovia Securities. The board of directors also appointed Mr. Morgan as Chairman, President and Chief Executive Officer of the spin-off company and Mr. Holl as Executive Vice President and Chief Commercial Officer. In connection with these appointments, the board evaluated the proposed terms of employment of Mr. Morgan and Mr. Holl. The board of directors then unanimously approved filing the Form 10 with the SEC and proceeding with the proposed spin-off of Zep. At a meeting held on September 28, 2007, the board of directors of Acuity Brands evaluated the proposed spinoff and approved the spin-off subject to the setting of the record date and the distribution date by the executive committee. The executive committee of the board of directors of Acuity Brands, acting pursuant to the authority granted by the board of directors of Acuity Brands on September 28, 2007, established the record date and distribution date on October 6, 2007. The primary bases for the decision of the board of directors of Acuity Brands are described below under “—Reasons for the Spin-off.”

Reasons for the Spin-off

The board of directors and management of Acuity Brands believe that the spin-off is in our best interest and is in the best interests of Acuity Brands and Acuity Brands stockholders. Acuity Brands believes that the spin-off will enhance value for Acuity Brands stockholders and give us the financial and operational flexibility to take advantage of significant growth opportunities in the broadly defined cleaning and maintenance solution industry. The board of directors and management of Acuity Brands considered the following potential benefits in making its determination to effect the spin-off:

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The spin-off will enhance our ability, and that of Acuity Brands, to respond to different industry dynamics and therefore expand access to markets and better focus strategic initiatives and priorities.

Our business is distinct from the lighting equipment operations of Acuity Brands with respect to markets, products, capital needs, and plans and opportunities for profitable growth.

•	The transition to an independent company will allow the investment community to measure our performance and the performance of Acuity Brands relative to both our respective peers.

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The spin-off will give us better and more direct access to the capital markets. As part of Acuity Brands, the specialty products business competed with the lighting equipment group of Acuity Brands for capital to finance expansion and growth opportunities. As a separate entity, we will not compete with the lighting business of Acuity Brands for capital resources and we will be better positioned to more aggressively fund the implementation of our business strategy as investors will be able to better understand and make investment decisions with respect to our business that are fundamentally different from the lighting business of Acuity Brands. Acuity Brands will benefit as well since its investors will not need to understand and make investment decisions with respect to our business. Additionally, we and Acuity Brands will have the option to use our own respective equity as acquisition or financing currency should the appropriate strategic opportunities arise.

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The spin-off will enable us to provide our management and employees with incentive compensation in the form of equity ownership in our company thereby more closely aligning our interest with our stockholders. Additionally, this should enhance our ability to attract, retain, and motivate key employees.

Manner of Effecting the Spin-off

The general terms and conditions relating to the spin-off will be set forth in an Agreement and Plan of Distribution, which we refer to as the “distribution agreement,” between Acuity Brands and us. See “Relationship between Acuity Brands and Us Following the Spin-off—Distribution Agreement” on page 40.

The distribution will be made on the basis of one share of Zep common stock for every two shares of Acuity Brands common stock outstanding on the record date. The actual total number of shares of Zep common stock to be distributed will depend on the number of Acuity Brands shares outstanding on the record date. Based upon the number of Acuity Brands shares outstanding on October 1, 2007, approximately 21,557,865 shares of Zep common stock will be distributed to Acuity Brands stockholders. The shares of Zep common stock to be distributed will constitute 100% of the outstanding shares of Zep common stock. Immediately following the spin-off, Acuity Brands and its subsidiaries will not own any shares of Zep common stock and we will be an independent public company.

When and How You Will Receive Zep Common Stock

Acuity Brands will use a book entry system to distribute shares of Zep common stock. Following the spin-off, each record holder of Acuity Brands stock on the record date will receive from the distribution agent a statement of the amount of shares of Zep common stock credited to the stockholder’s account. If you are not a record holder of Acuity Brands stock because your shares are held on your behalf by your stockbroker or other nominee, your shares of Zep common stock should be credited to your account with your stockbroker or nominee on or about October 31, 2007.

No Acuity Brands stockholder will be required to pay any cash or other consideration for shares of Zep common stock received in the spin-off, or to surrender or exchange Acuity Brands shares in order to receive shares of Zep common stock. No vote of Acuity Brands stockholders is required or sought in connection with the spin-off, and Acuity Brands stockholders will have no appraisal rights in connection with the spin-off.

In order to receive shares of Zep common stock in the spin-off, Acuity Brands stockholders must be stockholders as of 5:00 p.m. Eastern Time on the record date.

Treatment of Stock Options and Restricted Stock

The employee benefits agreement provides that at the time of the spin-off Acuity Brands stock options held by Zep’s current employees (but not former employees) will generally be converted to, and replaced by, Zep stock options in accordance with a conversion ratio. Each of Zep’s current and former employees holding unvested shares of restricted stock of Acuity Brands will receive a dividend of one share of Zep restricted stock for each two shares of Acuity Brands unvested restricted stock held. The shares of Zep stock so received as a dividend will be subject to the same restrictions and terms as the Acuity Brands restricted stock. See “Relationship Between Acuity Brands and Us Following the Spin-off—Employee Benefits Agreement” beginning on page 43. The shares of Zep common stock will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See “Description of Capital Stock” beginning on page 121.

The employee benefits agreement also provides that, at the time of the spin-off, Acuity Brands stock options held by current and former Acuity Brands employees and former Zep employees will be adjusted with regard to the exercise price of and number of Acuity Brands shares underlying the Acuity Brands stock options to maintain the intrinsic value of the options, pursuant to the applicable Acuity Brands long-term incentive plan.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of Zep common stock in connection with the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. If you physically hold Acuity Brands stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of Zep common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Acuity Brands, Zep, or the transfer agent will guarantee any minimum sale price for the fractional shares of Zep common stock. Neither we nor Acuity Brands will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “The Spin-off—United States Federal Income Tax Consequences of the Spin-Off” beginning on page 36.

Results of the Spin-off

After the spin-off, we will be a separate public company operating the specialty products business. Immediately after the spin-off, we expect to have approximately 4,396 holders of record of Zep common stock and approximately 21,557,865 shares of common stock outstanding, based on the number of stockholders of record and outstanding Acuity Brands shares on October 1, 2007 and the distribution ratio of one share of Zep common stock for every two Acuity Brands shares. See “Relationship Between Acuity Brands and Us Following the Spin-off—Employee Benefits Agreement” beginning on page 43. The actual number of shares of Zep common stock to be distributed will be determined as of the record date. The spin-off will not affect the number of outstanding Acuity Brands shares or any rights of Acuity Brands stockholders.

Listing and Trading of the Shares of Zep Common Stock

You should consult with your own financial advisors, such as your stockbroker, bank, or tax advisor. Acuity Brands does not make recommendations on the purchase, retention, or sale of shares of Acuity Brands common stock or shares of Zep common stock.

If you do decide to sell any shares, you should make sure your stockbroker, bank, or other nominee understands whether you want to sell your Acuity Brands common stock or your shares of Zep common stock, or both. The following information may be helpful in discussions with your stockbroker, bank, or other nominee.

Currently, there is no public market for Zep common stock, although a “when-issued” market will likely develop prior to completion of the spin-off. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though “when-issued” trading will likely develop, none of these trades would settle prior to the effective date of the spin-off, and if the spin-off does not occur, all “when-issued” trading will be null and void. On the first trading day following the date of the spin-off, “when-issued” trading in respect to Zep common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We have submitted an application to list the shares of Zep common stock that you will receive in the spin-off on the New York Stock Exchange under the symbol “ZEP.”

Acuity Brands common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-distribution value for Acuity Brands common stock. When-issued trading in Acuity Brands common stock, if available, could last from on or about the record date through the effective date of the spin-off. If when-issued trading in Acuity Brands common stock is available, Acuity Brands stockholders may trade their existing Acuity Brands common stock prior to the effective date of the spin-off in either the when-issued market or in the regular market for Acuity Brands common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of Acuity Brands common stock the shares of Zep common stock that that stockholder receives in the spin-off. If a stockholder trades in the regular market, the shares of Acuity Brands common stock traded will be accompanied by due bills representing Zep common stock to be distributed in the spin-off. If when-issued trading in Acuity Brands common stock is not available, neither the Acuity Brands common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the spin-off.

If a when-issued market for Acuity Brands common stock develops, an additional listing for Acuity Brands common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of our when-issued common stock plus Acuity Brands when-issued common stock and the price of Acuity Brands common stock during this period.

Sales of Acuity Brands common stock with the right to receive shares of Zep common stock should generally settle in the customary three business day settlement period. Sales of Acuity Brands common stock without the right to receive the shares of Zep common stock and sales of shares of Zep common stock without Acuity Brands common stock are expected to settle four business days following the date account statements for the shares of Zep common stock are mailed. You should check with your stockbroker, bank, or other nominee for details.

Our shares of common stock distributed to Acuity Brands stockholders will be freely transferable, except for shares of Zep common stock received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended (the Securities Act). Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with, us and may include certain of our directors, officers, and significant stockholders. Persons who are our affiliates will be permitted to sell their shares of Zep common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the provisions of Rule 144 thereunder. It is believed that persons who may be deemed to be our affiliates after the spin-off will beneficially own approximately 125,739 shares of Zep common stock, or approximately 1% of the outstanding shares of Zep common stock.

There can be no assurance as to whether the shares of Zep common stock will be actively traded or as to the prices at which the shares of Zep common stock will trade. A portion of Acuity Brands common stock is held by index funds tied to the Standard & Poor’s 600 Index or other stock indices. We do not anticipate that we will be included in those indices at the time of the spin-off. Consequently, those index funds will be required to sell Zep common stock. Some of the Acuity Brands stockholders who receive shares of Zep common stock may decide that they do not want shares in a company consisting of the specialty products business, and may sell their shares of Zep common stock following the spin-off. These and other factors may delay the development of an orderly trading market in the shares of Zep common stock for a period of time following the spin-off. Until the shares of Zep common stock are fully distributed and an orderly market develops, the prices at which the shares of Zep common stock trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for shares of Zep common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, our results of operations, what investors think of us and the cleaning and maintenance solutions industry, the amount of dividends that we pay, changes in economic conditions in the cleaning and maintenance solutions industry, and general economic and market conditions.

Following the spin-off, Acuity Brands expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “AYI.” As a result of the spin-off, the trading price of Acuity Brands common stock immediately following the spin-off will most likely be lower than the trading price of Acuity Brands common stock immediately prior to the spin-off. Further, the combined trading prices of Acuity Brands common stock and the shares of Zep common stock after the spin-off may be less than the trading prices of Acuity Brands common stock immediately prior to the spin-off.

Even though Acuity Brands is currently a publicly held company, there can be no assurance as to the prices at which the Acuity Brands common stock will trade following the spin-off. Some Acuity Brands stockholders may decide that they do not want shares in a company holding only the lighting equipment business, and may sell their Acuity Brands common stock following the spin-off. This and other factors may delay or hinder the return to an orderly trading market in the Acuity Brands common stock following the spin-off. Whether an active trading market for Acuity Brands common stock will be maintained after the spin-off and the prices for Acuity Brands common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Acuity Brands’ results of operations, what investors think of Acuity Brands and the lighting equipment industry, the amount of dividends that Acuity Brands pays, changes in economic conditions in the lighting equipment industry, and general economic and market conditions.

In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the shares of Zep common stock and/or Acuity Brands common stock.

United States Federal Income Tax Consequences of the Spin-off

The following is a summary of the material United States federal income tax consequences of the spin-off to us, Acuity Brands, and the stockholders of Acuity Brands. This summary is not a complete description of those tax consequences and, in particular, may not address United States federal income tax considerations that affect the treatment of a stockholder who acquired Acuity Brands common stock as compensation or the treatment of a stockholder subject to special treatment under the Internal Revenue Code (for example, foreign persons, insurance companies, financial institutions, dealers in securities, or tax-exempt organizations). Your individual circumstances may affect the tax consequences of the spin-off to you. In addition, no information is provided herein with respect to tax consequences under potentially applicable foreign, state, local, or other laws, other than United States federal income tax laws. Further, this summary is based on provisions of the Internal Revenue Code, applicable Treasury Regulations thereunder, judicial decisions, and Internal Revenue Service rulings in effect as of the date of this information statement. Future legislative, administrative, or judicial changes or interpretations could affect the accuracy of the statements set forth herein, and could apply retroactively. You are advised to consult your own tax advisor as to the specific tax consequences of the spin-off to you.

General. Acuity Brands has received an opinion of King & Spalding LLP to the effect that the distribution of Zep common stock in the spin-off will qualify as a tax-free transaction under section 355 of the Internal Revenue Code. In accordance with the opinion, the spin-off generally will result in the following United States federal income tax consequences:

•	no gain or loss will be recognized by Acuity Brands on the distribution;

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no gain or loss will be recognized by, and no amount otherwise will be included in the income of, an Acuity Brands stockholder as a result of the receipt of shares of Zep common stock in the distribution;

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an Acuity Brands stockholder who receives shares of Zep common stock in the distribution will have an aggregate basis in the holder’s shares of Zep common stock (including any fractional share of Zep common stock to which the holder is entitled) and the holder’s shares of Acuity Brands common stock immediately after the distribution equal to the holder’s aggregate basis in the holder’s shares of Acuity Brands common stock immediately before the distribution, which basis will be allocated between the holder’s shares of Acuity Brands common stock and shares of Zep common stock in proportion to their relative fair market values on the distribution date;

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the holding period for the shares of Zep common stock received by an Acuity Brands stockholder will include the holding period for the shares of Acuity Brands common stock with respect to which the shares of Zep common stock are received, provided that such shares of Acuity Brands common stock are held as capital assets on the distribution date; and

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a stockholder of Acuity Brands who receives cash instead of a fractional share of Zep common stock will recognize capital gain or loss on the sale of the fractional share equal to the difference between the cash received and the stockholder’s basis in the fractional share (as determined above), provided that such fractional share is considered to be held as a capital asset.

The opinion of King & Spalding LLP is subject to certain assumptions and based on the accuracy and completeness of certain factual representations and statements made by Acuity Brands and us. If these assumptions and factual representations were incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Further, the opinion represents the views of King & Spalding LLP as to the interpretation of existing tax law and, accordingly, such opinion is not binding on the Internal Revenue Service or the courts. No complete assurance can be given that the Internal Revenue Service or the courts will agree with the opinion.

In addition to having received the opinion of counsel described above, Acuity Brands has applied for a private letter ruling from the Internal Revenue Service with respect to the qualification of the spin-off under section 355 of the Internal Revenue Code. Acuity Brands has not received the private letter ruling as of the date of this information statement. Receipt of a favorable ruling is anticipated prior to the date of the distribution, but it is not a condition to the completion of the spin-off. Although we are not aware of any reason that the IRS will refuse to do so, we cannot assure you that the IRS will issue a favorable ruling.

If a favorable private letter ruling is received, it generally will be binding on the IRS. Nevertheless, a private letter ruling may under certain circumstances be retroactively revoked or modified by the IRS. A private letter ruling is based on the facts and representations presented to the IRS in the request for the ruling. Generally, a private letter ruling will not be revoked or modified retroactively if there has been no misstatement or omission of material facts, the facts at the time of the transaction are not materially different from the facts upon which the private letter ruling was based, and there has been no change in the applicable law. We are not aware of any facts or circumstances that would cause any of the representations in the ruling request to be untrue or incomplete.

Even if Acuity Brands receives a favorable private letter ruling, the IRS will not rule on whether a distribution satisfies the following three requirements under section 355 of the Internal Revenue Code: (1) whether a distribution is being carried out for one or more corporate business purposes; (2) whether a distribution is being used principally as a device for the distribution of corporate earnings and profits; and (3) whether a distribution and an acquisition are part of a plan described in section 355(e) of the Internal Revenue Code. The opinion of King & Spalding LLP described above, however, concludes that all of the requirements of section 355 of the Internal Revenue Code have been satisfied, including these three requirements.

If the spin-off does not qualify for tax-free treatment under section 355 of the Internal Revenue Code, (1) Acuity Brands would recognize taxable gain based upon the excess of the fair market value of the shares of Zep common stock on the distribution date, over Acuity Brands’ adjusted tax basis for such shares on such date, and (2) each Acuity Brands stockholder who receives shares of Zep common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date, taxed first as a dividend to the extent of such holder’s pro rata share of Acuity Brands’ current and accumulated earnings and profits (as increased to reflect any gain recognized by Acuity Brands on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of such holder’s tax basis in the shares of Acuity Brands stock, with any remaining amount being taxed as capital gain (provided that the Acuity Brands shares were held by the stockholder as a capital asset on the distribution date). Corporate stockholders may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.

Even if the spin-off otherwise qualifies for tax-free treatment under section 355 of the Internal Revenue Code, it might be taxable to Acuity Brands (but not its stockholders) under section 355(e) if 50% or more of the Acuity Brands stock, or 50% or more of the Zep stock, is acquired as part of a “plan (or series of related transactions)” that includes the spin-off. For this purpose, any acquisitions of the stock of Acuity Brands or of Zep stock that occur within two years before or after the spin-off (subject to certain exceptions including an exception for public trading) are presumed to be part of such a plan, although Acuity Brands may be able to rebut that presumption. If such an acquisition of the stock of Acuity Brands, or of Zep stock, triggers the application of section 355(e), Acuity Brands would recognize taxable gain as described above, but the spin-off would generally remain tax-free to the Acuity Brands stockholders.

Indemnification. We will be obligated to indemnify Acuity Brands under the tax disaffiliation agreement for the full amount of any liability of Acuity Brands incurred as a result of (1) a breach of a representation made by us to King & Spalding LLP in connection with its tax opinion, or (2) a post-distribution action or omission by us or one of our affiliates that affects the tax treatment of the spin-off, including an acquisition of Zep stock that results in the application of section 355(e) of the Internal Revenue Code. If triggered, our indemnification obligation would have a material adverse effect on the results of our operations and financial position. For a description of the agreement pursuant to which Acuity Brands and Zep have provided for certain tax disaffiliation and other tax-related matters, see “Relationship Between Acuity Brands and Us Following the Spin-off—Tax Disaffiliation Agreement” on page 42.

Tax Return Statement. United States Treasury regulations require you to attach a detailed statement to your United States federal income tax return for the taxable year in which the spin-off occurs setting forth certain information regarding the spin-off. Within a reasonable period of time following the spin-off, Acuity Brands will provide or make available appropriate information to each holder of record of Acuity Brands common stock as of the record date to assist them in meeting this requirement.

INTERESTS OF CERTAIN PERSONS

Certain of our executive officers, directors and employees will be entitled to benefits not received by other stockholders in connection with the spin-off. We currently intend to make grants of equity awards with a value of at least $4.0 million in the aggregate to executive officers and certain other key employees of Zep within 30 days of the distribution date. We expect that $1.5 million and $1.14 million of such equity awards will be allocated to John Morgan and Bill Holl, respectively. Determinations as to the allocation of the remainder of such equity awards among our executive officers and key employees have not yet been made. We anticipate that our compensation committee will evaluate potential awards shortly following the spin-off to allocate such awards to specific executive officers and key employees. For additional information see “Executive Compensation—Employment Contracts” beginning on page 111. We also intend to make grants of equity awards valued at up to $150,000 to each of J. Veronica Biggins, Earnest W. Deavenport, Jr., Kenyon W. Murphy, Sidney J. Nurkin and Joseph Squicciarino, our non-employee directors, within 30 days of the distribution date. For additional information see “Management—Compensation of Directors” beginning on page 87.

Acuity Brands stock options held by individuals who are or will become employees of Zep will generally be converted into Zep stock options in accordance with a conversion ratio defined in an employee benefits agreement to be adopted on the distribution date. Acuity Brands stock options held by (1) Acuity Brands directors who will become Zep directors, (2) current and former employees of Acuity Brands and (3) former employees of Zep will remain Acuity Brands options and will be adjusted to maintain the intrinsic value of the options, pursuant to the applicable Acuity Brands stock option plan. Mr. Morgan’s Acuity Brands stock options that are vested as of the distribution date will remain Acuity Brands stock options, adjusted to maintain their intrinsic value, while his unvested Acuity Brands stock options at such date will be converted to Zep stock options in accordance with the conversion ratio for current Zep employees. For additional information see “Relationship between Acuity Brands and Us Following the Spin-Off—Employee Benefits Agreement” beginning on page 43.

RELATIONSHIP BETWEEN ACUITY BRANDS AND US FOLLOWING THE SPIN-OFF

For purposes of governing certain of the ongoing relationships between Acuity Brands and us after the spin-off and to provide for an orderly transition to the status of two independent companies, we have entered or will enter into the agreements with Acuity Brands described in this section. The forms of agreements summarized in this section are, or will be, included as exhibits to the registration statement on Form 10 that we have filed with the Securities and Exchange Commission which relates to this information statement, and the following summaries are qualified in their entirety by reference to the agreements as filed. See “Where You Can Find More Information” on page 132.

Distribution Agreement

General. On the distribution date, we will enter into the distribution agreement with Acuity Brands, which will provide for, among other things, the principal corporate transactions required to effect the spin-off and certain other agreements relating to the continuing relationship between Acuity Brands and us after the spin-off. The distribution agreement will provide that on or prior to the distribution date, we will have issued to Acuity Brands a number of shares of common stock equal to one-half of the total number of shares of Acuity Brands common stock outstanding on the distribution date. Acuity Brands will effect the spin-off by delivering a certificate representing 100% of Zep shares of common stock to the distribution agent.

Dividend. The distribution agreement will provide that, on the distribution date, we will draw on our financing arrangements and pay a dividend to Acuity Brands of $62.5 million.

Net Cash Flow Adjustment. The distribution agreement provides for a net cash flow adjustment based on our cash flow (or cash flow deficit) for the period from September 1, 2007 until the distribution date (the measurement period):

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if we have positive cash flow during the measurement period in excess of cash held by us on the distribution date—Acuity Brands will pay us an amount equal to the positive cash flow minus cash held on the distribution date;

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if we have positive cash flow during the measurement period that is less than the cash held by us on the distribution date—we will pay Acuity Brands an amount equal to cash held on the distribution date minus the positive cash flow; or

•	if we have a cash flow deficit for the measurement period—we will pay Acuity Brands an amount equal to cash held on the distribution date plus the cash flow deficit.

The distribution agreement contains procedures following the distribution date for the preparation and review of the calculation of net cash flow and cash for this period.

Transfer of Assets. Although we have generally held assets separate from Acuity Brands, Acuity Brands may own certain assets which are part of our business, and we may own certain assets which are part of Acuity Brands’ business. Under the distribution agreement, these assets will be transferred to the appropriate company (and any related liabilities will be assumed) so that the assets, liabilities, and operations associated with the lighting business will be owned by Acuity Brands and its subsidiaries, and the assets, liabilities, and operations associated with the specialty products business will be owned by us and our subsidiaries. All assets will be transferred or retained on an “as-is, where-is” basis with no representations or warranties, and each company will bear the economic and legal risk of ownership of its respective assets.

Liabilities; Indemnification; Release of Guarantees. Under the distribution agreement and effective as of the distribution date, we will assume, and will agree to indemnify Acuity Brands against, all liabilities, litigation, and claims, including related insurance costs, arising out of our business (including discontinued or sold specialty products businesses), and Acuity Brands will retain, and will agree to indemnify us against, all liabilities, litigation, and claims, including related insurance costs arising out of Acuity Brands’ businesses (including discontinued or sold lighting businesses). The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy. We will also agree to use our commercially reasonable efforts to have Acuity Brands removed as a guarantor or obligor for any liability or obligation for which we are responsible under the distribution agreement, and, similarly, Acuity Brands will agree to use its commercially reasonable efforts to have us removed as a guarantor or obligor for any liability or obligation for which Acuity Brands is responsible under the distribution agreement.

Corporate Names; Trademarks. The distribution agreement will provide that each party will cease to use the names, logos or other intellectual property of other party on new signage, literature and other materials following the distribution date. Each party will be given a grace period to phase out the use of the other party’s names, logos or other intellectual property with respect to existing signage, literature and other materials. The distribution agreement will not require any action be taken with respect to materials in the possession of third parties.

Employee Non-Solicitation. Under the distribution agreement for a four-year period beginning on the distribution date, we will not hire, solicit or recruit any Acuity Brands employee without the prior written consent of Acuity Brands, and, likewise, Acuity Brands will not hire, solicit or recruit any of our employees without our prior written consent. This prohibition will not apply to the hiring of individuals whose employment terminated at least three months prior to any solicitation. The distribution agreement will also contain a process under which the human resources executives of the parties will meet and confer regarding certain hiring and recruitment issues.

Non-Competition. Under the distribution agreement for a two-year period beginning on the distribution date, we will not engage in the lighting business or related activities, and, likewise, Acuity Brands will not engage in the specialty products business or related activities. This provision will not prohibit future acquisitions where the revenue from the restricted activity does not exceed 20% of the total revenue of the acquired business; however, the other party will have an option to acquire the portion of the acquired business relating to the restricted business.

Access to Information. The distribution agreement will also provide that we both shall be granted access to certain records and information in the possession of the other, and will require the retention by each of Acuity Brands and us for a period of six years following the distribution date of all such information in its possession.

Insurance Matters. The distribution agreement will provide for the allocation of benefits and responsibilities between Acuity Brands and us under insurance policies for occurrences prior to the spin-off and will set forth procedures for administration of insured claims.

Expenses. Under the distribution agreement, Acuity Brands will generally be responsible for all third party costs and expenses (such as legal, accounting and other advisor fees) incurred on or prior to the distribution date in connection with the spin-off. Each party will generally bear its own costs and expenses incurred following the distribution date.

Dispute Resolution. The distribution agreement will contain provisions that govern the resolution of disputes, controversies or claims that may arise between Acuity Brands and us concerning the distribution agreement or the spin-off. These provisions will contemplate that efforts will be made to resolve disputes initially by negotiation among management. If management cannot resolve a dispute, then the dispute will generally be submitted to mandatory mediation. If mediation is not successful, a party may submit the dispute to binding arbitration. These provisions do not prohibit the seeking of preliminary injunctive relief from a court under certain circumstances.

Transition Services Agreement

On the distribution date, we will enter into a transition services agreement with Acuity Brands. Under this agreement, Acuity Brands and Zep will provide each other services in such areas as employee benefits administration, risk management, travel services, human resources, tax, legal, and other areas where we, and Acuity Brands, may need transitional assistance and support following the spin-off.

The transition services agreement will provide generally that Acuity Brands and Zep will undertake to provide substantially the same level of service and use substantially the same degree of care as their respective personnel provided and used in providing such services prior to the spin-off. In the event of the failure by Acuity Brands or Zep to use the same degree of care, the claiming party’s remedy will be limited to either requiring that the service be performed again at no cost or receiving a refund of any applicable fees paid under the transition service agreement for the service.

The agreement will generally extend for 18 months after the spin-off, but may be terminated earlier under certain circumstances, including a default. In addition, if a party determines that it no longer requires a specific transition service being provided, the party may notify the providing party of such determination and the providing party must discontinue the provision of the service. However, if we elect to terminate the provision of certain employee benefit related services prior to the expiration of the transition services agreement, we may be required to reimburse Acuity Brands for the reasonable out-of-pocket costs and expenses incurred by Acuity Brands as a result of the early termination.

Under the transition services agreement, either party is entitled to reasonable access to the other party’s books, records, accountants, accountants’ work papers, personnel and facilities as reasonably necessary to comply with its obligations under Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting (as it relates to the transition services).

We believe that the terms and conditions of the transition services agreement are as favorable to us as those available from unrelated parties for a comparable arrangement.

Tax Disaffiliation Agreement

We will enter into a tax disaffiliation agreement with Acuity Brands in connection with the spin-off. The purpose of this agreement is to set out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local, or foreign taxes for periods before and after the spin-off and related matters such as the preparation and filing of tax returns and the conduct of audits and other tax controversies.

Under the tax disaffiliation agreement, we will be responsible for all taxes, other than income taxes, that are attributable to the specialty products business. Similarly, Acuity Brands will be responsible for all non-income taxes that are attributable to the lighting business.

With respect to income taxes, each party generally will be responsible for its own income taxes for taxable periods (or portions of taxable periods) that begin after the distribution date. Acuity Brands, however, generally will be responsible for all income taxes for taxable periods (or portions of taxable periods) that end on or before the distribution date, including any such income taxes attributable to the specialty products business, subject to the following exceptions. First, we will indemnify Acuity Brands for any adjustment to the amount of income tax liability originally reported on a tax return for a pre-distribution tax period, but only to the extent that such adjustment provides a corresponding income tax benefit to us in a taxable period after the spin-off (for example, a timing adjustment that requires a tax deduction originally claimed prior to the spin-off to be claimed by us after the spin-off). Second, we will indemnify Acuity Brands for the first $100,000 of any adjustment to the amount of foreign income tax liability (other than certain Canadian income taxes) originally reported by any of our foreign subsidiaries on an income tax return for any taxable period that ends on or before the distribution date and for any such non-Canadian foreign income tax adjustment relating to a taxable period that begins before, and ends after, the distribution date. Finally, we will indemnify Acuity Brands for any tax resulting from the failure of the spin-off to qualify for tax-free treatment that is attributable to a breach of a representation made by us to King & Spalding LLP in connection with its tax opinion or a post-distribution action by us or an affiliate of ours that adversely affects the tax consequences of the spin-off.

We have made certain covenants to Acuity Brands in connection with the spin-off that are intended to prohibit us from taking certain actions that could cause the spin-off to become taxable. Pursuant to these covenants: (1) during the two-year period after the spin-off, without the prior written consent of Acuity Brands (which may not be withheld if Acuity Brands determines in good faith that the proposed action will not adversely affect the tax consequences of the spin-off), we will not (A) issue equity securities or otherwise participate in acquisitions of our equity securities where the aggregate amount of our equity securities acquired in all such transactions (subject to certain exceptions) represents 40 percent or more (by vote or by value) of our outstanding stock, (B) participate in mergers or other similar transactions resulting in our stockholders owning less than 60 percent of the equity interests in the resulting company, (C) adopt, or allow a subsidiary to adopt, a plan of complete or partial liquidation; (2) we will not fail to comply with the IRS requirement for a spin-off that we engage in the active conduct of a trade or business after the spin-off; and (3) we will not engage in other actions or transactions that could jeopardize the tax-free status of the spin-off.

Under the tax disaffiliation agreement, tax controversies generally will be controlled by the party bearing the economic responsibility (directly or through indemnification) for the underlying tax liability, subject, in certain cases, to certain rights retained by the other party to protect its interests where appropriate.

We and Acuity Brands agreed to cooperate with each other in a timely manner in connection with the preparation of tax returns and in administrative and judicial proceedings relating to taxes.

Employee Benefits Agreement

General. We will enter into an employee benefits agreement with Acuity Brands on the distribution date that will provide for the transition of employee plans and programs sponsored by Acuity Brands for employees of the specialty products business and any employees of the corporate office hired by us. This agreement will allocate responsibility for certain employee benefits matters and liabilities after the distribution date. We will also generally assume the liabilities for benefits for retirees and other former employees of the specialty products business. Under the employee benefits agreement, we will become liable for providing specified welfare and retirement benefits to our employees after the distribution date, which will generally be similar to the benefits currently provided to such employees by Acuity Brands and its subsidiaries (except as otherwise noted herein). In some cases, we will adopt and assume the separate plans currently maintained by Acuity Brands for employees of the specialty products business and in others, we will adopt new plans that will be similar to the plans maintained by Acuity Brands. Except as specifically provided in the employee benefits agreement, nothing in that agreement will restrict our ability or the ability of Acuity Brands to amend or terminate any of their respective employee benefit plans.

Stock Options, Restricted Stock, and Restricted Stock Units. The employee benefits agreement provides that, at the time of the spin-off, Acuity Brands stock options held by Zep’s current employees (but not former employees) and employees of the corporate office hired by us will generally be converted to, and replaced by, Zep stock options in accordance with a conversion ratio. This conversion ratio will be determined at the time of the spin-off and will generally equal:

•	the closing price of Acuity Brands common stock on the New York Stock Exchange on the distribution date (without giving effect to the spin-off), divided by

•	the closing price of Zep shares of common stock on the New York Stock Exchange on the distribution date (trading on a when-issued basis).

As part of the conversion, we will multiply the number of shares purchasable under each converted stock option by this conversion ratio and divide the exercise price per share of each option by the ratio. Fractional shares will be rounded down to the nearest whole number of shares. All other terms of the converted stock options will generally remain the same as those in effect immediately prior to the spin-off. With respect to options held by our current employees in some foreign countries, if the above conversion method is not permitted or desirable under the foreign tax, securities, or other laws, a different approach may be used.

Mr. Morgan’s vested Acuity Brands stock options at the time of the spin-off will remain Acuity Brands stock options, adjusted as provided below for current and former employees of Acuity Brands, while his unvested Acuity Brands stock options at the time of the spin-off will be converted in accordance with the conversion ratio described above for current Zep employees.

The employee benefits agreement provides that, at the time of the spin-off, Acuity Brands stock options held by current and former employees of Acuity Brands (except for employees of the corporate office hired by us) and former employees of Zep will be adjusted with regard to the exercise price of and number of Acuity Brands shares underlying the Acuity Brands stock options to maintain the intrinsic value of the options, by multiplying the number of shares by the conversion ratio for Acuity Brands stock options and dividing the exercise price per share of each option by such conversion ratio.

This conversion ratio for Acuity Brands stock options will be determined at the time of the spin-off and will generally equal:

•	the closing price of Acuity Brands common stock on the New York Stock Exchange on the distribution date (without giving effect to the spin-off), divided by

•	the closing price of Acuity Brands common stock on the New York Stock Exchange on the distribution date (trading on a when-issued basis).

Each current and former employee holding outstanding unvested shares of Acuity Brands restricted stock will receive a dividend of one share of Zep common stock for every two shares of Acuity Brands common stock. The shares of Zep common stock received as a dividend on Acuity Brands restricted stock will be subject to the same restrictions and terms, including the vesting schedule, as the Acuity Brands restricted stock and will be registered in the name of the employee on the books of our transfer agent.

With respect to restricted stock units held by our current and former employees in some foreign countries, such restricted stock units will be converted solely into restricted stock units with respect to Zep stock in an equitable manner as determined by us and will be subject to the same restrictions and terms, including the vesting schedule, as the Acuity Brands restricted stock units (except where the laws of the foreign country may require a different approach).

We also currently intend to make additional grants of restricted stock and stock appreciation rights valued with a value of at least $4.0 million in the aggregate, to key executive officers and employees of Zep within 30 days of the distribution date. For additional information see “Executive Compensation—Employment Contracts” beginning on page 111.

Deferred Compensation Plans. The employee benefits agreement provides that, at the time of the spin-off, we will establish a nonqualified supplemental deferred savings plan for our employees which will be substantially similar to Acuity Brands nonqualified supplemental deferred savings plan as in effect at such time. The accounts and benefits, and related liabilities, of current and former employees of the specialty products business and any employees of the corporate office hired by us will be transferred to the new plan. As of the distribution date, the Acuity Brands’ deferred stock units held in the plan by our participants will be transferred to the new plan, and the number of such Acuity Brands’ deferred stock units will be adjusted to maintain the same fair market value of such deferred stock units immediately prior to and after the spinoff. The liabilities for benefits for a limited number of current and former specialty products business employees under certain other deferred compensation plans will be retained by Acuity Brands.

401(k) Plans. Effective as of the distribution date, we will adopt and assume all liabilities with respect to the separate 401(k) plan that covers employees and former employees of the specialty products business. During a transition period, an Acuity Brands stock account and a Zep stock account will be maintained under the 401(k) plans remaining with Acuity Brands and under the transferred 401(k) plan to hold shares of Acuity Brands common stock and Zep common stock distributed with respect to such Acuity Brands common stock. Employees of one company will not be allowed to add to the stock accounts of the other company through new contributions or balance transfers but they will be permitted to transfer amounts out of such accounts. At the time of the spin-off, all of the assets associated with our transferred 401(k) plan will be transferred from the Acuity Brands Defined Contribution Plans Master Trust to our Defined Contribution Plan Trust.

Health and Welfare Plans. We will assume all liabilities and responsibilities for providing health and welfare benefits to our employees and former employees. As of the distribution date, we intend to establish health and welfare plans that are substantially similar to Acuity Brands’ plans that cover our employees at such time. During a transition period after the spin-off, Acuity Brands may continue to arrange for the administration of some of our plans and we will provide reimbursement to Acuity Brands for any costs or expenses it incurs in connection with such administration. For those benefits that are provided through insurance, Acuity Brands will make commercially reasonable efforts to have each insurance carrier agree to allow our employees to continue to be covered by Acuity Brands policies or through separate contracts on substantially the same basis during the transition period.

Director Plans. The employee benefits agreement provides that, at the time of the spin-off, Acuity Brands stock options held by individuals who are currently non-employee directors of Acuity Brands who become directors of Zep will remain Acuity Brands stock options and will be adjusted in accordance with the conversion ratio in the same manner as for current and former Acuity Brands employees (as explained above under “—Stock Options, Restricted Stock, and Restricted Stock Units”). In addition, the accounts and benefits, and related liabilities, of such non-employee directors under Acuity Brands’ non-employee directors deferred compensation plan will be transferred to a non-employee directors deferred compensation plan to be established by us which will be substantially similar to Acuity Brands’ plan. The deferred stock units credited to such directors as of the spin date will remain in Acuity Brands deferred stock units to be paid at retirement in Acuity Brands common stock and future share units credited to the plan will be Zep share units to be paid in Zep common stock at retirement.

Change in Control Agreements/Severance Agreements. Effective immediately after the distribution date, we will enter into change in control agreements and/or severance agreements with certain of our executives. These agreements will be substantially similar to the agreements certain of those executives now have with us or Acuity Brands.

FINANCING ARRANGEMENTS

We expect to assume approximately $75.0 million or refinance such amounts by new borrowings in connection with the spin-off. We intend to refinance approximately $67.5 million of debt by executing a new receivables facility and new revolving credit facility. Proceeds of $62.5 million will be distributed to Acuity Brands in connection with the spin-off. Market conditions prevalent at the time of the distribution will dictate how we choose to utilize each of these financing arrangements. Additionally, we will continue to be responsible for a $7.2 million industrial revenue bond due in 2018 as well as approximately $0.3 million of other debt following the spin-off.

Receivables Facility

Prior to the distribution, we expect to enter into a receivables facility with a large U.S. commercial bank that would allow us to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of our trade accounts receivable. We expect the receivables facility to have a term of one year, renewable annually, and to bear interest at commercial paper rates plus an applicable margin of 0.325%. Annual commitment fees on the receivables facility are expected to approximate 0.125% per annum on the average unused balance. The receivables facility is expected to contain financial covenants similar to those included in the revolving credit facility as noted in the following paragraph.

Revolving Credit Facility

We expect to enter into a $100.0 million revolving credit facility with a group of large U.S. and international commercial banks, which will mature in 2012. We expect the revolving credit facility to contain certain customary financial covenants including a maximum leverage ratio (the maximum leverage ratio) of total indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization expense), as such terms will be defined in the revolving credit facility. The revolving credit facility is expected to allow for a maximum leverage ratio of 3.25 which is to be computed at the end of each fiscal quarter for the most recent 12-month period. The revolving credit facility is anticipated to bear interest at the Eurodollar Rate (LIBOR) plus an applicable margin which will be dependent on our leverage ratio. The applicable margin is expected to approximate 0.60% at the date of the distribution based on the expected leverage ratio at such date. An annual commitment fee, which is also dependent on our leverage ratio, is expected to be computed at a rate of 0.15% at the date of the distribution. In addition, we expect the receivables facility and the revolving credit facility each to contain “material adverse effect” provisions such that, generally, if we were to experience an event causing a material adverse effect in our financial condition, operations, or properties, as defined in the agreements, additional future borrowings under either facility could be denied and payments on outstanding borrowings could be accelerated.

Industrial Revenue Bonds

The industrial revenue bonds due 2018 were issued by the City of DeSoto Industrial Development Authority, Inc. in May 1991, and the proceeds from the sale of the bonds were loaned to National Service Industries, Inc. (NSI). In 2001, in connection with the spin-off of Acuity Brands from NSI, the loan agreement was assigned to Acuity Brands and Acuity Specialty Products Group Inc., which assumed all of the obligations of NSI with respect to the industrial revenue bonds. In connection with our spin-off from Acuity Brands, Acuity Brands is being released from its obligations with respect to the industrial revenue bonds, and we will remain as an obligor under the loan agreement. Pursuant to the loan agreement, we are obligated to make principal and interest payments on the bonds. The payment of principal and interest on the bonds is secured by an irrevocable letter of credit issued by Wachovia Bank, National Association. The bonds currently bear interest at a weekly rate. The interest rate was approximately 3.4% and 3.8% at August 31, 2006 and May 31, 2007, respectively.

CAPITALIZATION

The following table sets forth our capitalization as of May 31, 2007, on an historical and pro forma basis, to give effect to the spin-off and the incurrence of debt and the use of proceeds therefrom as if such events had occurred on May 31, 2007. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Combined Financial Statements” and the notes thereto, and the “Pro Forma Financial Information” and discussion thereof, included elsewhere in this information statement. The pro forma information may not necessarily reflect our debt and capitalization in the future or as it would have been had we been a separate, independent company at May 31, 2007, or had the spin-off actually been effected on that date.

	Historical	Adjustments		Pro Forma
Debt:	(In thousands)
Total debt	$75,000	—	(1)	$75,000

Equity:
Acuity Brands equity investment	68,169	(68,169)		—
Common stock, $0.01 par value, 500,000,000 shares authorized, none issued and outstanding (historical) and 24,629,100 issued and 21,813,250 outstanding (pro forma)	—	218		218
Paid-in-capital	—	67,951		67,951
Preferred stock, $0.01 par value, 50,000,000 shares authorized, none issued and outstanding (historical) and none issued and outstanding (pro forma)	—	—		—
Accumulated other comprehensive income	12,150	—		12,150
Total equity	80,319	—		80,319

Total capitalization	$155,319			$155,319

(1)	We intend to refinance approximately $67.5 million of debt by executing a new receivables facility and a new revolving credit facility. Market conditions prevalent at the time of the distribution will dictate how we choose to utilize each of these financing arrangements. Additionally, we will continue to be responsible for a $7.2 million industrial revenue bond as well as $0.3 million of other debt following the spin-off. Pursuant to the distribution agreement, we will draw upon our debt instruments and remit a dividend to Acuity Brands in the amount of $62.5 million. We will also continue to remit to Acuity Brands all of our domestic cash on hand via ordinary course intracompany transfers until the distribution date. Accordingly, approximately $5 million of the $67.5 million of debt expected to be refinanced in connection with the spin-off will be utilized to service near term working capital needs. In addition, pursuant to the distribution agreement, after the spin-off, we will either receive payment from Acuity Brands in an amount equal to the positive net cash flow generated by our business during the period from September 1, 2007 until the distribution date (less any cash held by us on the distribution date) or will be required to pay Acuity Brands an amount equal to the net cash flow deficit for this period (plus any cash held by us on the distribution date). To the extent we receive a positive net cash flow payment from Acuity Brands, we would use the proceeds to repay outstanding indebtedness. Conversely, any net cash flow deficit would be funded by additional borrowing under either our receivables facility or our revolving credit facility.

DIVIDEND POLICIES

Zep Inc.

After the spin-off, we expect to pay a regular quarterly dividend at an initial annual rate of $0.16 per share. Our ability to fund a regular quarterly dividend will be impacted by our ongoing ability to generate sufficient cash from operations. Effective as of the distribution date, payments on approximately $75.0 million of indebtedness and our quarterly dividend will account for the majority of our financing activities.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board deems relevant. We cannot assure you that we will continue to pay dividends on Zep common stock at the expected initial annual rate of $0.16 per share.

Acuity Brands

Acuity Brands has announced that it plans to pay quarterly dividends on its common stock at an initial annual rate of $0.52 per share following the spin-off. The amount and timing of any dividend will be determined by the board of directors of Acuity Brands.

All decisions regarding the declaration and payment of dividends by Acuity Brands is at the discretion of the board of directors of Acuity Brands and will be evaluated from time to time in light of Acuity Brands’ financial condition, earnings, growth prospects, funding requirements, applicable law, and other factors their board deems relevant.

After taking into account the distribution ratio of one share of Zep common stock for every two shares of Acuity Brands common stock, the combined initial post-distribution dividend rates for Zep shares and Acuity Brands shares is identical to the dividend rate paid on Acuity Brands shares in the quarter ended August 31, 2007.

PRO FORMA FINANCIAL INFORMATION

On July 23, 2007, the board of directors of Acuity Brands authorized management to evaluate and pursue the spin-off of its specialty products business, subject to certain conditions, into a separate publicly traded company with its own management and board of directors. The spin-off is expected to occur during the first fiscal quarter of 2008 and will be accomplished by transferring the assets and liabilities of the specialty products business of Acuity Brands to us and then distributing all of the shares of Zep common stock to Acuity Brands’ stockholders. Acuity Brands stockholders will receive one share of Zep common stock for every two shares of Acuity Brands common stock held as of the record date. After the spin-off, we will be a separate public company. We were incorporated on July 27, 2007, as a wholly owned subsidiary of Acuity Brands and will not have any operations, assets, or liabilities until immediately prior to the spin-off.

Operating expenses in our historical income statements reflect direct expenses of our business together with allocations of certain Acuity Brands corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In the opinion of our management, these assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. As there are no known material incremental costs to be incurred by us as a direct result of the spin-off, pro forma income statement information has not been presented herein. In addition, the only pro forma adjustment that would be applicable to our historical balance sheet as of May 31, 2007 would be the recording of common stock and additional paid-in-capital to reflect the capitalization of Acuity Brands’ equity investment in us as described under “Capitalization” above. Accordingly, we have not included any pro forma financial statements in this information statement.

SELECTED FINANCIAL DATA

The following table sets forth our selected combined financial data, which have been derived from our combined financial statements for the nine months ended May 31, 2007 and 2006, and for each of the five years in the period ended August 31, 2006. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Combined Financial Statements” and the notes related to those combined financial statements, and the “Pro Forma Financial Information” and discussion, included elsewhere in this information statement. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Acuity Brands corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In our opinion, these assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. Actual per-share data has not been presented since our business was a wholly owned subsidiary of Acuity Brands during the periods presented. Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Acuity Brands.

	Years Ended August 31,					Nine Months Ended May 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(In thousands, except per share amounts)
Summary of Operations Data:
Net sales	$497,914	$510,557	$523,669	$534,952	$552,084	$401,947	$413,318
Cost of Products Sold	188,748	201,402	208,452	223,113	234,894	170,351	175,464
Gross Profit	309,166	309,155	315,217	311,839	317,190	231,596	237,854
Selling, Distribution, and Administrative	264,235	277,842	271,646	265,938	268,421	198,418	214,488
Corporate Allocation SD&A(1)	3,596	4,664	7,162	6,568	8,371	5,542	6,135
Special Charge	—	—	—	4,533	—	—	—
Operating Profit	44,384	27,095	37,216	37,234	40,049	27,285	17,041
Other Expense (Income)	2,349	1,666	2,006	2,130	4,226	3,185	3,779
Income Before Provision for Income Taxes	42,035	25,429	35,210	35,104	35,823	24,100	13,262
Provision for Income Taxes	16,486	9,101	14,890	12,044	14,548	8,951	6,159
Net Income	$25,549	$16,328	$20,320	$23,060	$21,275	$15,149	$7,103

Balance Sheet Data (at period end):
Cash and cash equivalents	$7,713	$4,139	$3,065	$11,794	$8,128	$11,924	$4,789
Total assets	238,162	226,371	232,439	249,516	248,373	255,847	249,005
Total debt	75,000	75,000	75,000	75,000	75,000	75,000	75,000
Parent’s equity	86,810	69,357	69,638	80,398	81,048	90,371	80,319

Other Data:
Operating working capital(2)	$109,452	$96,214	$101,979	$100,527	$101,013	$105,546	$108,713
EBITDA(3) (unaudited)	52,759	35,899	45,152	46,833	48,649	33,697	22,349
Adjusted EBITDA (unaudited)	52,759	37,899	44,153	48,684	48,649	33,697	29,149
Depreciation and amortization	8,369	8,595	8,243	9,090	8,397	6,398	5,276
Capital expenditures	11,242	8,728	9,995	12,921	5,533	3,094	3,395
Pro forma earnings per share
Basic(4)					$0.97		$0.33
Diluted(4)					$0.93		$0.32
Pro forma weighted average shares outstanding
Basic(4)					21,942		21,268
Diluted(4)					22,790		21,930

(1)

Zep employees participate in Acuity Brands’ stock-based compensation programs that provide for the granting of Acuity Brands stock options, restricted stock awards, and employee stock purchase plan rights to employees and non-employee directors. The majority of the share-based compensation expense generated through the administration of these award programs does not affect Zep’s overall cash position. See Note 6 of Notes to Combined Financials Statements, where our share-based award programs are discussed further.

(2)	Operating working capital is defined as the sum of accounts receivable and inventory less accounts payable.
(3)	EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest expense, net; (b) provision for income taxes; and (c) depreciation and amortization. For this presentation, adjusted EBITDA is calculated by adding to EBITDA (a) certain charges for a fine incurred by us in connection with the wastewater investigation at our primary manufacturing facility in Atlanta, Georgia related to conduct that took place prior to 2003, as well as a charge taken in the third quarter of fiscal 2007 reflecting our best estimate of costs associated with voluntary environmental remediation efforts related to soil and groundwater contamination present at that manufacturing facility, and (b) a special charge we incurred in connection with our 2005 restructuring initiative, and excluding from EBITDA (a) gains resulting from of the sale of the National Chemical business (a water treatment business), and (b) gains from property-related sales that were unusual in nature given the infrequency with which we dispose of such facilities. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

•

As discussed in the section entitled “Business—Environmental Regulation,” we recently paid a fine of $3.8 million ($2.0 million was recorded during fiscal year 2003 and $1.8 million was recorded during second quarter 2007) in connection with intentional misconduct on the part of certain non-executive employees resulting in our failure to comply with our wastewater discharge permit prior to 2003 at our primary manufacturing facility in Atlanta, Georgia. In connection with the investigation, the EPA and Zep each analyzed samples taken from certain sumps at this manufacturing facility, and the results led us to undertake further soil and groundwater studies. Based on the results to date of these studies, we plan to conduct voluntary remediation of the site and in May 2007 accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues over approximately five years at this site. The remediation will address issues that have developed in the past, during the almost fifty-year period we have been operating at the site. We believe that the expenses associated with this fine and remediation are non-recurring in nature and that such expenses are not reflective of our core operating performance. Accordingly, we believe it useful to exclude these expenses from adjusted EBITDA.

•

During fiscal 2005, we undertook a restructuring initiative designed to streamline operations, improve customer service, and reduce transaction costs. In connection with these restructuring activities, we incurred a special charge of $4.5 million during the second quarter of fiscal 2005 to reflect the costs associated with the elimination of 70 salaried positions worldwide. We believe it is useful to exclude this charge from adjusted EBITDA because it occurs infrequently and is unrelated to our core operating performance.

•

During fiscal 2004, we sold the National Chemical business, which marketed water treatment chemicals and services. While this sale was completed in fiscal 2004, we deferred the recognition of a portion of the total $1.5 million gain until the following fiscal year. This deferral was necessary because of concerns surrounding the collectibility of consideration promised in exchange for National Chemical. We have adjusted EBITDA to exclude the impact of the gains related to the sale of this business as the proceeds received from the sale are not relevant to our core ongoing operating performance.

•

We routinely dispose of certain classes of fixed assets in the normal course of business, such as equipment and vehicles used in the production and delivery of our products. Less frequent are sales of facilities operated by the company. However, in fiscal 2005, we recognized gains on such sales of $2.1 million. These sales were executed in fiscal 2005 pursuant to a specific review of our leased and owned facilities. While the evaluation of our resources is an on-going process, the company does not currently have plans involving similar facility sales and, therefore, believes it is useful to adjust EBITDA to present a financial measure that excludes gains from these sales. The above mentioned gains on facility sales have been included within Loss (gain) on sale of fixed assets on our Combined Statements of Operations.

•	We believe these measures are an important indicator of our operating strength and the performance of our business because they provide a link between profitability and operating cash flow.

•	We believe these measures adjust for items which are generally not indicative of our core operating performance.

•	We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

•	to evaluate the effectiveness of our operational strategies; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating profit, net income, cash provided by operating activities, or our other financial information as determined under GAAP.

We believe the line item net income on our Combined Statements of Operations is the most directly comparable GAAP measure to EBITDA and adjusted EBITDA. The table below reconciles net income to EBITDA and adjusted EBITDA for the periods presented.

	Years Ended August 31,					Nine Months Ended May 31,
	2002	2003	2004	2005	2006	2006	2007
				(In thousands)		(unaudited)
Net income	$25,549	$16,328	$20,320	$23,060	$21,275	$15,149	$7,103
Interest expense, net	2,355	1,875	1,699	2,639	4,429	3,199	3,811
Provision for income taxes	16,486	9,101	14,890	12,044	14,548	8,951	6,159
Depreciation and amortization	8,369	8,595	8,243	9,090	8,397	6,398	5,276

EBITDA (unaudited)	$52,759	$35,899	$45,152	$46,833	$48,649	$33,697	$22,349
Non-recurring environmental charges	—	2,000	—	—	—	—	6,800
Special charge	—	—	—	4,533	—	—	—
Gain on sale of National Chemical business	—	—	(999)	(538)	—	—	—
Gain on sale of facilities	—	—	—	(2,144)	—	—	—

Adjusted EBITDA (unaudited)	$52,759	$37,899	$44,153	$48,684	$48,649	$33,697	$29,149

(4)

The calculation of pro forma basic earnings per share and shares outstanding is based on the number of shares of Acuity Brands common stock outstanding for the nine months ended May 31, 2007 and for the year ended August 31, 2006 adjusted for an assumed distribution ratio of one share of our common stock for every two shares of Acuity Brands common stock. The calculation of pro forma diluted earnings per share and shares outstanding is based on the number of shares of Acuity Brands common stock outstanding for the nine months ended May 31, 2007 and for the year ended August 31, 2006 and diluted shares of common stock outstanding for those periods adjusted for that same assumed distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from the replacement of Acuity Brands stock-based awards held by Zep’s employees and employees of Acuity Brands or the grant of new stock-based awards. The number of dilutive shares of our common stock that will result from Acuity Brands stock options, restricted stock awards and restricted stock units held by Zep employees will not be determined until immediately after the spin-off. However, we currently expect the number of dilutive shares resulting from the replacement of our employees’ Acuity Brands stock options, restricted stock awards and restricted stock units would be greater than one dilutive share of Zep common stock after the spin-off for each dilutive share of Acuity Brands common stock held prior to the spin-off. See “Relationship Between Acuity and Us Following the Spin-off—Employee Benefits Agreement” beginning on page 43 for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Financial Data,” the “Combined Financial Statements” including the notes thereto, and the other financial information included elsewhere in this information statement. Please see “Cautionary Statement Regarding Forward-Looking Statements” on page 19 for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

Company

Zep Inc. (Zep) is currently a wholly owned subsidiary of Acuity Brands, Inc. Acuity Brands has decided to spin off Zep by distributing all of the Zep common stock to stockholders of Acuity Brands as a dividend. Before the date of the spin-off, we will enter into a distribution agreement with Acuity Brands containing the key provisions relating to the separation of our business from Acuity Brands. The transfer of assets, assumption of liabilities, and assignment of contracts will be accomplished pursuant to the distribution agreement. Our capital structure will be changed significantly at the date of the spin-off from Acuity Brands.

We are a leading producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. Our product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor finishes, sanitizers, and pest and weed control products. We continually expand our product portfolio and service offerings through the introduction of new products and formulations as well as new services to meet the demands of the industry and our customers. We market these products and services under well recognized and established brand names, such as Zep®, Zep Commercial®, Enforcer®, and Selig™, some of which have been in existence for more than 70 years. We reach our customers through an experienced, international organization composed of more than 1,600 sales representatives, supported by highly skilled research and development and technical services teams, who collectively provide creative solutions for our customers’ diverse cleaning and maintenance needs by utilizing their extensive product expertise and providing customized value added services that we believe distinguish us among our competitors.

Basis of Presentation

The Combined Financial Statements have been prepared on the historical cost basis in accordance with U.S. generally accepted accounting principles and present our financial position, results of operations, and cash flows as derived from the historical financial statements of Acuity Brands as adjusted for certain corporate allocations. The accompanying unaudited combined financial statements as of May 31, 2007 and for the nine months ended May 31, 2007 and 2006 have been prepared on the same basis as the Combined Financial Statements and, in the opinion of management, reflect all normal and recurring adjustments considered necessary to present fairly our combined financial position. The combined results of operations for the nine months ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ending August 31, 2007, or for any other period.

Certain of Acuity Brands’ corporate assets, liabilities, and expenses have been allocated to us based on an estimate of the proportion of corporate amounts allocable to us and utilizing such factors as revenues, number of employees, and other relevant factors. Management believes that amounts allocated to us reflect a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone company. However, these combined financial statements do not include all of the actual expenses that would have been incurred had we been a stand-alone entity during the periods presented and do not reflect our combined results of operations, financial position, and cash flows had we actually been a stand-alone company during the periods presented. The combined financial statements reflect an allocation of debt and related interest expense, as further described in Note 4 to the Notes to Combined Financial Statements.

Liquidity and Capital Resources

Our principal sources of liquidity are operating cash flows generated primarily from operating activities and various sources of borrowings. Our ability to generate sufficient cash flow from operations and to be able to access certain capital markets, including banks, is necessary for us to fund our operations, to pay dividends, to meet obligations as they become due, and to maintain compliance with covenants that may be contained in our financing agreements. Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, compliance with covenants contained in certain of our financing agreements, and the ability to access capital markets.

Total borrowings, as well as cash and cash equivalents, as presented in the accompanying historical combined financial statements are representative of the debt or cash and time deposits that we expect to incur upon our separation from Acuity Brands. Historically, Acuity Brands has centrally managed the majority of the consolidated company’s financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. However, the debt carried in our historical combined financial statements has been adjusted to reflect our expected initial debt level at the distribution date and probable financing arrangements.

Based on our current cash on hand, expected financing arrangements to be in place at the distribution date, and current projections of cash flow from operations, management believes that we will be able to meet our liquidity needs over the next twelve months.

Cash Flow

We use available cash and cash flow provided by operating activities primarily to fund operations and capital expenditures. Historically, after these obligations were met, any excess domestic as well as periodic repatriations of certain foreign cash balances would be remitted to Acuity Brands.

Net cash flow provided by operating activities for the nine months ended May 31, 2007 and 2006 was $10.8 million and $11.7 million, respectively. Cash flow provided by operating activities during the nine months ended May 31, 2007 were impacted by net income generated during the current fiscal year and increased accrued liabilities as compared with fiscal 2006. The increase in accrued liabilities was due in part to charges pertaining to certain environmental matters and higher costs related to property and casualty insurance programs. The effect of net income and increased accrued liabilities on cash flow provided by operating activities was partially offset by cash used to fund operating working capital. Operating working capital is calculated by adding accounts receivable, net, plus inventories, and subtracting accounts payable. In fiscal 2006, net cash provided by operating activities totaled $28.5 million compared with $34.6 million and $30.0 million reported in fiscal 2005 and fiscal 2004, respectively. Net cash flow provided by operating activities declined in fiscal 2006 compared with fiscal 2005 by $6.1 million due primarily to an increase in accounts receivable resulting from higher net sales, the payment of liabilities related to the restructuring initiative executed in fiscal 2005, increased tax payments, payment of certain of our long-term liabilities, the timing of payments associated with our self-insurance programs, and a decrease in net income that was in part attributable to higher allocated corporate expenses from the parent company. The increase in allocated corporate expenses was influenced by the cost of Acuity Brands incentive-compensation based programs, which increased due to both improved operating performance as well as the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. The impact of these activities was partially offset by the increase in accounts payable. Net cash flow provided by operating activities increased by $4.6 million in fiscal 2005 from 2004 due primarily to increased net income, improved operating working capital management, and increased accrued compensation, the effects of which were partially offset by the increase in net deferred tax accounts and the sales driven increase in accounts receivable.

Management believes that investing in assets and programs that will over time increase the overall return on our invested capital is a key factor in driving stockholder value. We invested $5.5 million and $12.9 million in 2006 and 2005, respectively, primarily for new tooling, machinery, equipment, and information technology. We continue to invest in these items primarily to improve productivity and product quality, increase manufacturing efficiencies, and enhance customer service capabilities. We expect to invest approximately $6.0 million in fiscal 2007 for capital expenditures associated with equipment expected to enhance our operations and financial performance in the future.

Contractual Obligations

The following table summarizes our contractual obligations at August 31, 2006:

		Payments Due by Period
	Total	Less than One Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-Term Debt (1)	$75,000	$643	$302	$66,905	$7,150
Interest Obligations (1)	27,990	5,081	10,176	10,178	2,555
Operating Leases (2)	35,508	7,007	10,286	7,464	10,751
Other Long-term Liabilities (3)	4,034	1,406	802	1,019	807

Total	$142,532	$14,137	$21,566	$85,566	$21,263

(1)	These long-term debt obligations are included in our Combined Balance Sheets. For the purpose of the above tabular disclosure, we have assumed substantially all $67.5 million of borrowings made at the time of the distribution, $62.5 million of which will be used to fund the anticipated dividend payment to Acuity Brands, will be made under the revolving credit facility. Given the revolving credit facility is expected to mature five years subsequent to issuance, borrowings made under that facility have been presented as being due in “4 to 5 Years.” Amounts pertaining to our industrial revenue bond which matures in 2018 have been reflected as due “After 5 Years.” Actual borrowings made under our credit facilities will be dependent upon our future performance and liquidity needs. Therefore, the actual cash outlay required to service interest incurred on such borrowings is not known at this time. However, if the $75.0 million in debt outstanding at August 31, 2006 were held constant until those obligations become due, we would be required to make the above listed interest payments. We have assumed an interest rate of 6.56% for our revolving credit facility for purposes of calculating interest expense for all periods presented above based on market rates available as of August 31, 2007. For the remainder of our outstanding long-term indebtedness, we used rates in effect as of August 31, 2006 in calculating our interest obligations. Financing fees associated with these facilities are expected to approximate $0.4 million on an annual basis. See Note 4 of Notes to Combined Financial Statements for additional information regarding our debt obligations.

(2)	Our operating lease obligations are described in Note 7 of Notes to Combined Financial Statements.

(3)	These amounts are included in our Combined Balance Sheets and largely represent other liabilities on which we are obligated to make future payments pursuant to certain long-term incentive programs addressed within Note 6 of Notes to Combined Financial Statements. These amounts also include liabilities related to various severance agreements originated during the fiscal 2005 restructuring initiative. Estimates of the value and timing of these amounts are based on various assumptions, including interest rates and other variables.

Capitalization

Our current capital structure is composed principally of the equity of Acuity Brands and the expected credit facilities both discussed below and reflected in the historical Combined Financial Statements. We expect to assume approximately $75.0 million or refinance such amounts by new borrowings in connection with the spin-off. We intend to refinance approximately $67.5 million of debt by executing a new receivables facility and new revolving credit facility. Proceeds of $62.5 million will be distributed to Acuity Brands in connection with the spin-off. Market conditions prevalent at the time of the distribution will dictate how we choose to utilize each of these financing arrangements. Additionally, we will continue to be responsible for a $7.2 million industrial revenue bond due in 2018 as well as approximately $0.3 million of other debt following the spin-off.

Receivables Facility

Prior to the distribution, we expect to enter into a receivables facility with a large U.S. commercial bank that would allow us to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of our trade accounts receivable. We expect the receivables facility to have a term of one year, renewable annually, and to bear interest at commercial paper rates plus an applicable margin of 0.325%. Annual commitment fees on the receivables facility are expected to approximate 0.125% per annum on the average unused balance. The receivables facility is expected to contain financial covenants similar to those included in the revolving credit facility as noted in the following paragraph.

Revolving Credit Facility

We expect to enter into a $100.0 million revolving credit facility with a group of large U.S. and international commercial banks, which will mature in 2012. We expect the revolving credit facility to contain certain customary financial covenants including a maximum leverage ratio (the maximum leverage ratio) of total indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization expense), as such terms will be defined in the revolving credit facility. The revolving credit facility is expected to allow for a maximum leverage ratio of 3.25 which is to be computed at the end of each fiscal quarter for the most recent 12-month period. The revolving credit facility is anticipated to bear interest at the Eurodollar Rate (LIBOR) plus an applicable margin which will be dependent on our leverage ratio. The applicable margin is expected to approximate 0.60% at the date of the distribution based on the expected leverage ratio at such date. An annual commitment fee, which is also dependent on our leverage ratio, is expected to be computed at a rate of 0.15% at the date of the distribution. In addition, we expect the receivables facility and the revolving credit facility each to contain “material adverse effect” provisions such that, generally, if we were to experience an event causing a material adverse effect in our financial condition, operations, or properties, as defined in the agreements, additional future borrowings under either facility could be denied and payments on outstanding borrowings could be accelerated.

Industrial Revenue Bonds

The industrial revenue bonds due 2018 were issued by the City of DeSoto Industrial Development Authority, Inc. in May 1991, and the proceeds from the sale of the bonds were loaned to National Service Industries, Inc. (NSI). In 2001, in connection with the spin-off of Acuity Brands from NSI, the loan agreement was assigned to Acuity Brands and Acuity Specialty Products Group Inc., which assumed all of the obligations of NSI with respect to the industrial revenue bonds. In connection with our spin-off from Acuity Brands, Acuity Brands is being released from its obligations with respect to the industrial revenue bonds, and we will remain as an obligor under the loan agreement. Pursuant to the loan agreement, we are obligated to make principal and interest payments on the bonds. The payment of principal and interest on the bonds is secured by an irrevocable letter of credit issued by Wachovia Bank, National Association. The bonds currently bear interest at a weekly rate. The interest rate was approximately 3.4% and 3.8% at August 31, 2006 and May 31, 2007, respectively.

Dividends

Zep Inc.

After the spin-off, we expect to pay a regular quarterly dividend at an initial annual rate of $0.16 per share (based on the expected distribution of one share of Zep common stock for every two shares of Acuity Brands). Our ability to fund a regular quarterly dividend will be impacted by our financial results and the availability of surplus funds. Delaware law prohibits the payment of dividends or otherwise distributing funds to our stockholders absent a legally available surplus. Our ability to generate positive cash flows from operating activities will directly affect our ability to make dividend payments. Also, restrictions under the instruments governing our indebtedness could impair our ability to make such payments. Effective as of the distribution date, payments on approximately $75.0 million of indebtedness and the quarterly dividend are expected to account for the majority of our financing activities.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated periodically in consideration of our financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors our board of directors deems relevant. We do not currently have plans to change our annual dividend rate.

Acuity Brands

Acuity Brands has announced that it plans to pay quarterly dividends on its common stock at an initial annual rate of $0.52 per share following the spin-off. The amount and timing of any dividend will be determined by the Acuity Brands board of directors.

All decisions regarding the declaration and payment of dividends by Acuity Brands is at the discretion of its board of directors and will be evaluated periodically in consideration of Acuity Brands’ financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors the board of directors deems relevant.

After taking into account the distribution ratio of one share of Zep common stock for every two shares of Acuity Brands common stock, the combined initial post-distribution quarterly dividend rates for Zep shares and Acuity Brands shares is identical to the dividend rate paid on Acuity Brands shares in the quarter ended August 31, 2007.

Results of Operations

Nine Months of Fiscal 2007 Compared with Nine Months of Fiscal 2006 (Unaudited)

The following table sets forth information comparing the components of net income for the nine months ended May 31, 2007 with the nine months ended May 31, 2006:

(Dollars in millions)	Nine Months Ended May 31,		Percent Change
	2007	2006
Net Sales	$413.3	$401.9	2.8%
Gross Profit	237.9	231.6	2.7%
Percent of net sales	57.5%	57.6%
Operating Profit	17.0	27.3	(37.5)%
Percent of net sales	4.1%	6.8%
Income before Provision for Taxes	13.3	24.1	(45.0)%
Percent of net sales	3.2%	6.0%
Net Income	$7.1	$15.1	(53.1)%

Net Sales

Our net sales for the first nine months of fiscal year 2007 were $413.3 million compared with $401.9 million reported for the year-ago period, representing an increase of $11.4 million, or 2.8%. Approximately three-quarters of this increase in net sales was attributable to favorable pricing in the North American markets. The remainder of the increase was attributable primarily to unit volume growth due to greater shipments in Europe. Additionally, the effect of foreign currency fluctuation favorably impacted net sales in the year-to-date period by $3.2 million.

Gross Profit

(Dollars in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Net Sales	$413.3	$401.9	$11.4	2.8%
Cost of Products Sold	175.5	170.4	5.1	3.0%
Percent of net sales	42.5%	42.4%
Gross Profit	$237.9	$231.6	$6.3	2.7%
Percent of net sales	57.5%	57.6%

Gross profit increased $6.3 million, or 2.7% to $237.9 million in the first nine months of fiscal 2007 compared with $231.6 million in the year-ago period. Improvement in gross profit was driven by the pricing and volume gains that resulted in the $11.4 million increase in net sales. The benefits from higher sales were partially offset by raw material and related freight cost increases of approximately $4.2 million compared with the same period in fiscal 2006. While the cost of raw materials rose compared with the same period in the previous year, the rate of increase decelerated during the first nine months of fiscal 2007. Gross profit margins declined 10 basis points to 57.5% of net sales in the first nine months of fiscal 2007 from 57.6% reported in the comparable year-ago period. Increased pricing that only recovers rising costs results in diluting the gross margin percentage.

Operating Profit

(Dollars in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Gross Profit	$237.9	$231.6	$6.3	2.7%
Percent of net sales	57.5%	57.6%
Selling, Distribution, and Administrative Expenses	220.6	204.0	16.7	8.2%
Loss (Gain) on sale of fixed assets	0.2	0.4	(0.2)	(45.9)%
Operating Profit	$17.0	$27.3	$(10.2)	(37.5)%
Percent of net sales	4.1%	6.8%

Our operating profit for the first nine months of fiscal year 2007 was $17.0 million compared with $27.3 million reported in the year-ago period, representing a decrease of $10.2 million, or 37.5%. Operating profit margin decreased to 4.1% in the first nine months of fiscal 2007 from 6.8% in first nine months of fiscal 2006. In addition to the aforementioned increased costs responsible for the reduction in gross profit margin, both operating profit and operating profit margin were negatively affected by the increase in certain costs included within selling, distribution, and administrative expenses. Selling, distribution, and administrative expenses increased to $220.6 million, or 53.4% of net sales, during the first nine months of fiscal 2007 from $204.0 million, or 50.7% of net sales, during the same year-ago period. Operating expenses in the first nine months of the current fiscal year were adversely impacted by $6.8 million of environmental charges associated with the resolution of the Department of Justice investigation into certain of our wastewater handling and reporting practices as well as to our best estimate of costs associated with the voluntary remediation of soil and groundwater contamination present at our primary manufacturing facility. This resolution and the remediation of site contamination are addressed further in Note 7 of the Notes to Combined Financial Statements. In the first nine months of fiscal 2007, we incurred increases in compensation costs of approximately $4.5 million due to inflationary wage adjustments, severances, and also developmental costs associated with hiring new sales representatives. Commissions earned by sales representatives increased approximately $1.5 million over the comparative year-ago nine month period as a result of increasing price and volumes. Also, property and casualty reserves associated with our insurance programs increased by $1.5 million in the current fiscal year due in part to higher claims experience.

Income before Provision for Taxes

(Dollars in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Operating Profit	$17.0	$27.3	$(10.2)	(37.5)%
Percent of net sales	4.1%	6.8%
Other Expense (Income)
Interest Expense, net	3.8	3.2	0.6	19.1%
Total Other Expense	3.8	3.2	0.6	18.6%
Income before Provision for Taxes	$13.3	$24.1	$(10.8)	(45.0)%
Percent of net sales	3.2%	6.0%

Other expense consisted primarily of interest expense incurred as a result of our outstanding debt obligations, most of which represent variable-rate debt instruments. Interest expense, net, was $3.8 million and $3.2 million in the first nine months of fiscal years 2007 and 2006, respectively. These increases were attributable to higher weighted-average interest rates experienced in the first nine months of fiscal 2007 compared with the same year-ago period as the amount of debt outstanding over those periods was constant at $75.0 million.

Provision for Taxes and Net Income

(Dollars in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Income before Provision for Income Taxes	$13.3	$24.1	$(10.8)	(45.0)%
Percent of net sales	3.2%	6.0%
Provision for Income Taxes	6.2	9.0	(2.8)	(31.2)%
Effective tax rate	46.4%	37.1%
Net Income	$7.1	$15.1	$(8.0)	(53.1)%

Net income for the first nine months of fiscal year 2007 decreased $8.0 million, or 53.1%, to $7.1 million from $15.1 million reported in the first nine months of fiscal year 2006. The decrease in net income resulted primarily from the decrease in operating profit noted above as well as an increase in our effective tax rate.

The effective tax rate for the first nine months of fiscal year 2007 was 46.4%, compared with 37.1% in the first nine months of fiscal year 2006. The current period tax rate was adversely affected by the non-deductible fine incurred due to the wastewater investigation discussed further in Note 7 of the Notes to Combined Financial Statements. We will continue to evaluate our effective tax rate on a quarterly basis but, based on current facts and circumstances, expect the rate to be approximately 42.5% for the full fiscal year.

Fiscal 2006 Compared with Fiscal 2005

The following table sets forth information comparing the components of net income for the year ended August 31, 2006 with the year ended August 31, 2005:

(Dollars in millions)	Years Ended August 31,		Percent Change
	2006	2005
Net Sales	$552.1	$535.0	3.2%
Gross Profit	317.2	311.8	1.7%
Percent of net sales	57.5%	58.3%
Operating Profit	40.0	37.2	7.6%
Percent of net sales	7.3%	7.0%
Income before Provision for Taxes	35.8	35.1	2.0%
Percent of net sales	6.5%	6.6%
Net Income	$21.3	$23.1	(7.7)%

Net Sales

Our net sales were $552.1 million in 2006 compared with $535.0 million in 2005, representing an increase of $17.1 million or 3.2%. The increase in net sales was due primarily to more favorable pricing and the favorable impact of foreign currency translation on international sales, partially offset by lower unit volume in the commercial, industrial, and institutional end-market. Sales in the third and fourth quarters of fiscal 2006 outpaced those generated in the first half of the fiscal year due to the seasonal nature of our business. Also, second quarter net sales are typically adversely impacted by the decreased demand associated with inventory rebalancing efforts routinely undertaken by certain of our retail customers towards the end of those customers’ fiscal years. The effect of foreign currency fluctuation favorably impacted net sales in fiscal year 2006 by $2.8 million.

Gross Profit

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Net Sales	$552.1	$535.0	$17.1	3.2%
Cost of Products Sold	234.9	223.1	11.8	5.3%
Percent of net sales	42.5%	41.7%
Gross Profit	$317.2	$311.8	$5.4	1.7%
Percent of net sales	57.5%	58.3%

Gross profit increased $5.4 million, or 1.7%, to $317.2 million in 2006 compared with $311.8 million in 2005. Gross profit benefited from the contributions of higher selling prices that resulted in the $17.1 million increase in net sales. Gross profit margins declined 80 basis points to 57.5% of net sales in fiscal 2006 from 58.3% reported in 2005. In fiscal 2006 our gross profit and gross profit margin were negatively affected by continuing raw material and related freight cost increases. Costs associated with raw materials and related freight increased approximately $8.7 million in fiscal 2006 compared with fiscal 2005. These increased costs followed a fiscal year during which the costs of certain commodities utilized in our manufacturing process had already reached record highs. Also, increased costs for labor, waste disposal, and utilities adversely impacted gross profit and related margin by $2.1 million in fiscal 2006 compared with the prior fiscal year. Although the impact of certain of these factors was offset by higher selling prices, the gross profit margin percentage was reduced due to the magnitude of the above mentioned increases.

Operating Profit

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Gross Profit	$317.2	$311.8	$5.4	1.7%
Percent of net sales	57.5%	58.3%
Selling, Distribution, and Administrative Expenses	276.8	272.5	4.3	1.6%
Special Charge	—	4.5	(4.5)	—
Loss (Gain) on sale of fixed assets	0.3	(1.9)	2.2	118.4%
Gain on sale of businesses	—	(0.5)	0.5	—
Operating Profit	$40.0	$37.2	$2.8	7.6%
Percent of net sales	7.3%	7.0%

Operating profit increased $2.8 million, or 7.6%, in 2006 to $40.0 million from $37.2 million reported in 2005. Operating profit margin improved to 7.3% in 2006 from 7.0% in 2005. Selling, distribution, and administrative expenses were $276.8 million, or 50.1% of net sales, in fiscal 2006 compared with $272.5 million, or 50.9% of net sales, in fiscal 2005. Higher selling, distribution, and administrative costs incurred during fiscal 2006 included the $1.6 million legal expense related to environmental contingencies as well as the $1.2 million pretax charge pertaining to a voluntary product recall, both of which are discussed further in Note 7 of the Notes to Combined Financial Statements. Selling, distribution, and administrative costs in fiscal 2006 were also affected by the allocation of expenses previously recorded by Acuity Brands’ corporate office. These allocated expenses increased approximately $1.8 million compared with the year-ago period due in part to the higher costs of Acuity Brands incentive-based compensation programs. The increased cost of these programs was attributable to both improved performance and the adoption of SFAS No. 123(R) Share-Based Payments. Additionally, operating profit was reduced by losses from asset sales that totaled $0.3 million in fiscal year 2006, whereas similar transactions resulted in a net gain of $1.9 million in the prior fiscal year. Other increased costs impacting selling, distribution, and administrative expenses included those associated with efforts to improve productivity and customer service and training for the company’s associates. Partially offsetting these fiscal 2006 increases was the absence of the $4.5 million pretax special charge recorded in fiscal 2005 related to a restructuring initiative. This restructuring initiative was undertaken in fiscal 2005 to streamline operations, improve customer service, and reduce transaction costs. We began to realize the benefits of actions undertaken in the second fiscal quarter 2005 restructuring prior to the end of that fiscal year and experienced incremental restructuring benefits in fiscal 2006. Additional expenses unique to fiscal 2005 included consulting and professional fees related to the purchase of an enterprise resource planning system and non-recurring bad debt expense associated with two unexpected customer bankruptcies.

Income before Provision for Taxes

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Operating Profit	$40.0	$37.2	$2.8	7.6%
Percent of net sales	7.3%	7.0%
Other Expense (Income)
Interest Expense, net	4.4	2.6	1.8	67.8%
Miscellaneous Expense (Income)	(0.2)	(0.5)	0.3	60.1%
Total Other Expense (Income)	4.2	2.1	2.1	98.4%
Income before Provision for Taxes	$35.8	$35.1	$0.7	2.0%
Percent of net sales	6.5%	6.6%

Other expense in fiscal 2006 consisted primarily of interest expense incurred as a result of our outstanding debt obligations, most of which represent variable-rate debt instruments. Interest expense, net, was $4.4 million and $2.6 million in the fiscal years ended August 31, 2006 and 2005, respectively. These increases were attributable to higher weighted-average interest rates experienced in fiscal 2006 compared with the same year-ago period as the amount of debt outstanding over those periods was constant at $75.0 million.

Provision for Taxes and Net Income

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Income before Provision for Taxes	$35.8	$35.1	$0.7	2.0%
Percent of net sales	6.5%	6.6%
Provision for Income Taxes	14.5	12.0	2.5	20.8%
Effective tax rate	40.6%	34.3%
Net Income	$21.3	$23.1	$(1.8)	(7.7)%

Net income for fiscal 2006 decreased $1.8 million to $21.3 million from $23.1 million reported in fiscal 2005, which included the pre-tax special charge of $4.5 million. This decrease reflects higher net interest expense, lower gains from asset sales, and a higher effective tax rate which offset the above mentioned increased operating profit.

The effective income tax rate was 40.6% and 34.3% in 2006 and 2005, respectively. The year-over-year variance is due primarily to a change in the valuation allowance on state tax credits as well as adjustments to deferred tax balances in our Italian operations and incremental income taxes resulting from the fiscal 2006 repatriation of undistributed earnings from certain of our foreign subsidiaries under the American Jobs Creation Act of 2004.

Fiscal 2005 Compared with Fiscal 2004

The following table sets forth information comparing the components of net income for the year ended August 31, 2005 with the year ended August 31, 2004:

(Dollars in millions)	Years Ended August 31,		Percent Change
	2005	2004
Net Sales	$535.0	$523.7	2.2%
Gross Profit	311.8	315.2	(1.1)%
Percent of net sales	58.3%	60.2%
Operating Profit	37.2	37.2	—
Percent of net sales	7.0%	7.1%
Income before Provision for Taxes	35.1	35.2	(0.3)%
Percent of net sales	6.6%	6.7%
Net Income	$23.1	$20.3	13.5%

Net Sales

Our net sales were $535.0 million in 2005 compared with $523.7 million in 2004, representing an increase of $11.3 million or 2.2%. The increase in 2005 net sales was due primarily to improved pricing in the commercial, industrial, and institutional end-market and the favorable impact of foreign currency exchange rate fluctuations of $6.2 million, partially offset by lower shipments to certain customers in the home improvement channel. Sales in the third and fourth quarters of fiscal 2005 outpaced those generated in the first half of the fiscal year due to the seasonal nature of our business. Also, second quarter net sales are typically adversely impacted by the decreased demand associated with inventory rebalancing efforts routinely undertaken by certain of our retail customers towards the end of those customers’ fiscal years.

Gross Profit

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Net Sales	$535.0	$523.7	$11.3	2.2%
Cost of Products Sold	223.1	208.5	14.7	7.0%
Percent of net sales	41.7%	39.8%
Gross Profit	$311.8	$315.2	$(3.4)	(1.1)%
Percent of net sales	58.3%	60.2%

Gross profit and gross profit margins decreased to $311.8 million (58.3% of net sales in 2005) from $315.2 million (60.2% of net sales reported in 2004). Gross profit was adversely affected by the above mentioned volume decline in the home improvement channel. The implementation of our pricing strategies offset the negative impact that increased raw material and related freight costs had on gross profit. Costs associated with raw materials including packaging and petroleum based chemicals as well as related freight increased more than $11.0 million in fiscal 2005 compared with fiscal 2004. Although the impact of increased raw materials and related freight costs were offset by higher selling prices, the gross profit margin percentage was reduced due to the magnitude of the above mentioned increases.

Operating Profit

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Gross Profit	$311.8	$315.2	$(3.4)	(1.1)%
Percent of net sales	58.3%	60.2%
Selling, Distribution, and Administrative Expenses	272.5	278.8	(6.3)	(2.3)%
Special Charge	4.5	—	4.5	—
(Gain) Loss on sale of fixed assets	(1.9)	0.2	(2.1)	(1,088)%
Gain on sale of businesses	(0.5)	(1.0)	0.5	46.1%
Operating Profit	$37.2	$37.2	—	—
Percent of net sales	7.0%	7.1%

Operating profit remained constant in 2005 at $37.2 million with operating profit reported in the prior fiscal year. Operating profit margins declined to 7.0% in 2005 compared with 7.1% in 2004. Selling, distribution, and administrative expenses decreased $6.3 million to $272.5 million, or 50.9% of net sales, in fiscal 2005, from $278.8 million, or 53.2% of net sales, in fiscal 2004. Our administrative and selling expenses declined due in part to the reduction in expense associated with our property and casualty insurance and incentive compensation programs. Additionally, in response to rising costs of goods sold, we implemented aggressive cost containment measures focused in part on marketing and advertising costs which netted savings in fiscal 2005 over the same year-ago period. The benefits of these programs and other reductions in selling, distribution, and administrative were partially offset by the $2.1 million incurred in consulting and professional fees related to the purchase of the enterprise resource planning system and higher first year implementation costs associated with the Sarbanes-Oxley Act of 2002. Also impacting fiscal 2005 selling, distribution, and administrative cost was higher bad debt expense due primarily to two unexpected customer bankruptcies and higher commissions designed to reward sales representatives whose actions facilitate our pricing and growth strategies.

Operating profit in 2005 included a $4.5 million pretax restructuring charge recorded in the second quarter of the fiscal year. This restructuring initiative was undertaken to streamline operations, improve customer service, and reduce transaction costs. We were able to begin recouping the benefits of our restructuring investments prior to the conclusion of fiscal 2005. Operating profit also included a net gain of $1.9 million related to asset sales whereas we recognized a net loss in the prior fiscal year totaling $0.2 million with regard to similar transactions.

Income before Provision for Taxes

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Operating Profit	$37.2	$37.2	—	—
Percent of net sales	7.0%	7.1%
Other Expense (Income)
Interest Expense, net	2.6	1.7	0.9	55.3%
Miscellaneous Expense	(0.5)	0.3	(0.8)	(265.8)%
Total Other Expenses	2.1	2.0	0.1	6.2%
Income before Provision for Income Taxes	$35.1	$35.2	$(0.1)	(0.3)%
Percent of net sales	6.6%	6.7%

Other expense in fiscal 2005 consisted primarily of interest expense incurred as a result of our outstanding debt obligations, most of which represent variable-rate debt instruments. Interest expense, net, was $2.6 million and $1.7 million in the fiscal years ended August 31, 2005 and 2004, respectively. These increases were attributable to higher weighted-average interest rates experienced in fiscal 2005 compared with the same year-ago period, as the amount of debt outstanding over those periods was constant at $75.0 million.

Provision for Taxes and Net Income

(Dollars in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Income before Provision for Income Taxes	$35.1	$35.2	$(0.1)	(0.3)%
Percent of net sales	6.6%	6.7%
Provision for Income Taxes	12.0	14.9	(2.8)	(19.1)%
Effective tax rate	34.3%	42.3%
Net Income	$23.1	$20.3	$2.7	13.5%

Net income for 2005 increased $2.7 million to $23.1 million from $20.3 million reported in 2004. The year-over-year increase in net income resulted primarily from the combined benefits of operating profit and other income discussed above as well as a reduced effective tax rate.

The effective income tax rate was 34.3% and 42.3% in 2005 and 2004, respectively. The decrease in the rate in fiscal 2005 was primarily the result of tax credits associated with certain non-recurring events and state tax benefits.

Outlook

While certain of our brands have been in existence for more than 70 years, the spin-off is expected to create a singular focus and allow for greater investment in the growth strategies outlined in this document. These strategies are designed to accelerate our profitable growth by improving operating efficiency, enhancing our sales organization, and instilling a culture of continuous improvement.

While we expect these factors to provide growth opportunity and value to stockholders, we are not without challenges in the years ahead. We are faced with execution risk around accomplishing our key strategic initiatives. In addition, during the past three years, we have been faced with rapidly increasing commodity costs which required us to raise prices more frequently, which we believe had a negative impact on volumes. We will continue to monitor economic variables such as costs for energy, raw materials, and components; potential economic repercussions that could result from instability caused by worldwide political events; and the potential for changes in competition, including pricing.

However, all this notwithstanding, we believe there are positive opportunities in the year ahead. We intend to make meaningful progress in the execution of our strategic initiatives in the coming year. We also expect to introduce new products and explore opportunities to enter new channels to further fuel growth and expand our presence in the market. We are excited about our future prospects and opportunities to drive performance and enhance stockholder value.

Accounting Standards Adopted in Fiscal 2007

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-03”). The consensus reached in EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, value added and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006, and thus became effective for us during the third quarter of fiscal 2007. As a matter of accounting policy, we record all taxes within the scope of EITF 06-03 on a net basis.

Accounting Standards Adopted in Fiscal 2006

In September 2005, the FASB ratified the consensus reached by the EITF on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 defines when a purchase and a sale of inventory with the same party that operates in the same line of business should be considered a single non-monetary transaction subject to Accounting Principles Board Opinion 29, Accounting for Non-monetary Transactions. The EITF agreed this Issue should be applied to new arrangements entered into in reporting periods beginning after March 15, 2006, and to all inventory transactions that are completed after December 15, 2006, for arrangements entered into prior to March 15, 2006. Zep has determined the impact of the adoption of EITF 04-13 will be immaterial to our results of operations and financial position.

On October 22, 2004, the American Jobs Creation Act of 2004 (“Jobs Creation Act”) was signed into law. This legislation provides for the optional repatriation of cash from foreign subsidiaries allowing an 85% deduction on dividends received, subject to a number of limitations. In December 2004, the FASB issued Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP No. 109-2”), indicating that the lack of clarification of certain provisions within the Jobs Creation Act and the timing of the enactment necessitate a practical exception to the Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Creation Act on its plans for reinvestment or repatriation of foreign earnings. FSP No. 109-2 requires that the provisions of SFAS No. 109 be applied as an enterprise decides on its plan for reinvestment or repatriation of its unremitted foreign earnings. During August 2006, Acuity Brands repatriated a total of $9.2 million in Zep’s previously undistributed foreign earnings and basis in accordance with the provisions afforded by the Jobs Creation Act. The total income tax provision associated with the repatriation was approximately $0.5 million, which affected our fiscal 2006 effective tax rate by approximately 1.5%. See Note 9 of the Notes to Combined Financial Statements for further information regarding how this repatriation affected our results of operations.

The FASB also issued Staff Position 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FSP No. 109-1”) in connection with the Jobs Creation Act. Under the guidance in FSP No. 109-1, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of the deduction is to be reported in the period in which the deduction is claimed on the company’s tax return. Accordingly, Acuity Brands treated qualifying dividends repatriated in August 2006 under the Jobs Creation Act as a special deduction as defined by SFAS No. 109.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. It does not specify a preference for a type of valuation model to be used when measuring fair value. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. We adopted SFAS No. 123(R) on September 1, 2005 using the modified-prospective transition method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to SFAS No. 123(R). Zep has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R), which are reflected in our related disclosures dealing with share-based awards issued in Acuity Brands’ equity. See the Critical Accounting Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as Notes 2 and 6 of the Notes to Combined Financial Statements for more information.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. We adopted FIN 47 during fiscal 2006. Adoption of this interpretation did not have a significant effect on our combined results of operations or financial position.

Accounting Standards Yet to be Adopted

In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is less complex than using the hedge-accounting requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is therefore effective for the company beginning in fiscal year 2009. We are currently assessing the effect of implementing this guidance, which is dependent upon the nature and extent of eligible items elected to be measured at fair value upon initial application of the standard. However, we do not expect the adoption of SFAS No. 159 to have a material impact on our results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance. The provisions governing recognition of the funded status of a defined benefit plan and related disclosures are effective as of the end of fiscal years ending after December 15, 2006, and are therefore effective for us at the end of fiscal year 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, and is therefore effective for us in fiscal year 2009. We do not expect the adoption of SFAS No. 158 to have a material impact on our results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and expands disclosure requirements pertaining to fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, and is therefore effective for us beginning in fiscal year 2009. We are currently evaluating the impact that this guidance will have on its results of operations and financial position.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement implications of tax positions taken or expected to be taken in a company’s tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of such positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is therefore effective for us in fiscal year 2008. We are in the process of evaluating the impact FIN 48 will have on our results of operations and financial position.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and

Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006, and is therefore effective for us in fiscal year 2008. Earlier adoption is permitted, provided companies have not yet issued financial statements, including interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 to have a material impact on our results of operations.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This pronouncement was not yet effective for us in fiscal 2006, however we adopted SFAS No. 154 during the first quarter of fiscal 2007 without a material effect on our combined results of operations or financial position.

Critical Accounting Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition and results of operations as reflected in our Combined Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. As discussed in Note 1 of the Notes to Combined Financial Statements, the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expense during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation; depreciation, amortization, and the recoverability of long-lived assets, including intangible assets; share-based compensation expense; medical, product warranty, and other reserves; litigation; and environmental matters. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. Management discusses the development of accounting estimates with our Audit Committee. See Note 1 of the Notes to Combined Financial Statements for a summary of our accounting policies.

We believe the following represent our critical accounting estimates:

Inventories

Inventories include materials, direct labor, and related manufacturing overhead, and are stated at the lower of cost (on a first-in, first-out or average cost basis) or market. Management reviews inventory quantities on hand and records a provision for excess or obsolete inventory primarily based on estimated future demand as a function of historical buying patterns and current market conditions. A significant change in customer demand or market conditions could render certain inventory obsolete and thus could have a material adverse impact on our operating results in the period the change occurs.

Long-Lived and Intangible Assets and Goodwill

We review goodwill and intangible assets with indefinite useful lives for impairment on an annual basis or on an interim basis if an event occurs that might reduce the fair value of the long-lived asset below its carrying value. All other long-lived and intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate fair value methods. The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future net sales, operating results, and cash flows of our business.

Although management currently believes that the estimates used in the evaluation of goodwill and intangibles with indefinite lives are reasonable, differences between actual and expected net sales, operating results, and cash flows could cause these assets to be deemed impaired. If this were to occur, we would be required to charge to operations the write-down in value of such assets, which could have a material adverse effect on our results of operations and financial position, but not our cash flow from operations.

Self-Insurance

It is our policy to self-insure, up to certain limits, certain risks including workers’ compensation, comprehensive general liability, and auto liability. Our self-insured retention for each claim involving workers’ compensation, comprehensive general liability (including toxic tort and other product liability claims), and auto liability is limited to $0.5 million per occurrence of such claims. A provision for claims under this self-insured program, based on our estimate of the aggregate liability for claims incurred, is revised and recorded annually. The estimate is derived from both internal and external sources including but not limited to our independent actuary. We are also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property ($0.5 million per occurrence) and business interruptions resulting from such loss lasting three days or more in duration. Insurance coverage is maintained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. We are fully self-insured for certain other types of liabilities, including employment practices, environmental, product recall, patent infringement and errors and omissions. The actuarial estimates are subject to uncertainty from various sources, including, among others, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although we believe that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect our self-insurance obligations, future expense, and cash flow.

We are also self-insured for the majority of our medical benefit plans. We estimate our aggregate liability for claims incurred by applying a lag factor to our historical claims and administrative cost experience. The appropriateness of the lag factor is evaluated at least annually and, if necessary, revised upon review. Although management believes that the current estimates are reasonable, significant differences related to claim reporting patterns, plan designs, legislation, and general economic conditions could materially affect our medical benefit plan liabilities, future expense, and cash flow.

Share-Based Compensation Expense

On September 1, 2005, we adopted SFAS No. 123(R), which requires compensation cost relating to share-based payment transactions be recognized in the financial statements based on the estimated fair value of the equity or liability instrument issued. We adopted SFAS No. 123(R) using the modified prospective method and applied it to the accounting for stock options, restricted shares, and share units representing certain deferrals into the Supplemental Deferred Savings Plan (which is discussed further in Note 6 of the Notes to Combined Financial Statements). Under the modified prospective method, share-based expense recognized after adoption includes: (a) share-based expense for all awards granted prior to, but not yet vested as of September 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and (b) share-based expense for all awards granted subsequent to September 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Share-based expense includes expense related to restricted stock and options issued, as well as share units deferred into the Supplemental Deferred Savings Plan. We incurred $2.4 million and $2.0 million of share-

based expense for the year-to-date periods ended May 31, 2007 and May 31, 2006, respectively. We incurred $3.4 million, $2.3 million, and $2.2 million of share-based expense for the years ended August 31, 2006, 2005, and 2004, respectively. Prior to September 1, 2005, as permitted by SFAS No. 123, we accounted for share-based payments to employees using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and, therefore, recorded no share-based expense for employee stock options. Results for prior periods have not been restated. We continue to account for any awards with graded vesting on a straight-line basis.

SFAS No. 123(R) does not specify a preference for a type of valuation model to be used when measuring the fair value of share-based payments, and we will continue to employ the Black-Scholes model in deriving the fair value estimates of such awards. SFAS No. 123(R) requires forfeitures of share-based awards to be estimated at time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates. Therefore, expense related to share-based payments and recognized in fiscal 2006 has been reduced for estimated forfeitures. Our assumptions used in the Black-Scholes model remain otherwise unaffected by the implementation of this pronouncement. As of August 31, 2006, there was $3.5 million of total unrecognized compensation cost related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.3 years. As of August 31, 2006, there was $0.04 million of total unrecognized compensation cost related to unvested options. That cost is expected to be recognized over a weighted-average period of one year. The cumulative effect of adoption of SFAS No. 123(R) was insignificant to our results of operations. Also, the majority of the share-based compensation expense generated through the administration of our share-based award programs does not affect Zep’s overall cash position. Therefore, certain of these expenses have been reflected as other non-cash charges within our Combined Statement of Cash Flows and Combined Statements of Parent’s Equity and Comprehensive Income. Forfeitures were estimated based on historical experience. If factors change causing different assumptions to be made in future periods, compensation expense recorded pursuant to SFAS No. 123(R) may differ significantly from that recorded in the current period. See Notes 2 and 6 of the Notes to Combined Financial Statements for more information regarding the assumptions used in estimating the fair value of stock options as well as for the financial implications associated with the adoption of SFAS No. 123(R).

Litigation

We recognize expense for legal claims when payments associated with the claims become probable and can be reasonably estimated. Due to the difficulty in estimating costs of resolving legal claims, actual costs may be substantially higher or lower than the amounts reserved.

Environmental Matters

We recognize expense for known environmental claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual cost of resolving environmental issues may be higher or lower than that reserved primarily due to difficulty in estimating such costs and potential changes in the status of government regulations. We are self-insured for most environmental matters.

Quantitative and Qualitative Disclosures About Market Risk

General

We are exposed to market risks that may impact our financial statements due primarily to changing interest rates and foreign exchange rates. The following discussion provides additional information regarding our market risks.

Interest Rates

Interest rate fluctuations expose our variable-rate debt to changes in interest expense and cash flows. The substantial majority of long-term debt outstanding at May 31, 2007 was attributable to facilities with variable interest rates. Based on anticipated borrowings as of the distribution date, the potential change in annual interest expense resulting from a hypothetical 10% fluctuation in market interest rates is estimated to be approximately $0.4 million. See Note 4 of the Notes to Combined Financial Statements for additional information regarding our long-term debt.

Foreign Exchange Rates

The majority of our net sales, expense, and capital purchases are transacted in United States dollars. However, exposure with respect to foreign exchange rate fluctuation exists due to our operations in Canada and Europe. A hypothetical fluctuation in the Canadian dollar and Euro of 10% would impact operating profit by approximately $0.8 million and $0.4 million, respectively. The impact of these hypothetical currency fluctuations has been calculated in isolation from any response we would undertake to address such exchange rate changes in our foreign markets.

Fluctuations in Commodity Prices

The key raw materials used in our products are surfactants, polymers and resins, fragrances, solvents, and other petroleum-based materials and packaging materials. We do not expect to engage in significant commodity hedging transactions for raw materials, though we have committed and will continue to commit to purchase certain materials for specified periods of time. Many of the raw materials that we use are petroleum-based and, therefore, subject to the availability and price of oil. Significant increases in the prices of our products due to increases in the cost of raw materials or packaging materials could have a negative effect on demand for products and on profitability. Failure to effectively manage future increases in the costs of these materials could adversely affect our operating margins and cash flow. Furthermore, there is a limited number of suppliers for some of our raw materials, packaging materials, and finished goods. Our profitability, volume, and cash flow could be negatively impacted by limitations inherent within the supply chain of certain of these materials, including competitive conditions, governmental issues, legal issues, natural disasters, and other events that could impact both the availability and price of the materials.

BUSINESS

Overview

We are a leading producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. Our product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor finishes, sanitizers, and pest and weed control products. We continually expand our product portfolio and service offerings through the introduction of new products and formulations as well as new services to meet the demands of the industry and our customers. We market these products and services under well recognized and established brand names, such as Zep®, Zep Commercial®, Enforcer®, and Selig™, some of which have been in existence for more than 70 years. We reach our customers through an experienced, international organization composed of more than 1,600 sales representatives, supported by highly skilled research and development and technical services teams, who collectively provide creative solutions for our customers’ diverse cleaning and maintenance needs by utilizing their extensive product expertise and providing customized value added services that we believe distinguish us among our competitors. Our highly trained and experienced representatives further differentiate us from our competition by providing knowledge and consultation that reduces our customers’ total cost of ownership.

Through our direct sales organization, we provide convenient, highly effective cleaning and maintenance solutions to approximately 350,000 customers in a broad array of commercial, industrial, and institutional end-markets, including transportation, food processing and service, manufacturing, government, and housekeeping. These customers include government entities and businesses ranging from small sole proprietorships to large corporations. In addition, our products are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through large and small home improvement retailers. The home improvement channel is supported by sales and management personnel who focus on customers such as The Home Depot, Wal-Mart, Ace Hardware, True Value, Lowe’s, Menard’s, and HD Supply.

We sell our products to customers primarily in the United States (81% of 2006 net sales), Canada (11% of 2006 net sales), and Western Europe (8% of 2006 net sales). For the fiscal year ended August 31, 2006, we generated net sales of $552.1 million, net income of $21.3 million, and EBITDA of $48.6 million.

Brands

The following table illustrates our strong portfolio of brands that provide customers with highly valued products and services across a broad array of commercial, industrial, institutional, and consumer end-markets.

Brands	Product Description
Zep is our flagship brand and represents our largest portfolio of cleaning and maintenance products and solutions for commercial, industrial, and institutional customers needing highly effective product solutions and professional technical support. The Zep brand spans all our product categories and has been trusted by customers for more than 70 years.

Zep Commercial provides professional cleaning and plumbing chemical products targeted to contractors and small business owners and are currently sold through The Home Depot and HD Supply. We believe Zep Commercial is the brand of choice for those who need professional strength products that are convenient, safe, and easy to use. The Zep Commercial brand leverages the image of our Zep brand and consistently occupies the most shelf space of any chemicals supplier in the cleaning and plumbing product aisles at The Home Depot.

Brands	Product Description
The Enforcer brand provides retail plumbing and pest and weed control products sold through home improvement retailers such as True Value, Ace Hardware, and Wal-Mart.

Selig offers commercial, industrial, and institutional customers a broad range of cleaning solutions sold largely in the Southeastern U.S through a direct sales force. Selig, which has been trusted by customers for 111 years, is also now available through home improvement retailers under the Selig Commercial brand.

In addition to our branded products, we manufacture private label products for leading retailers and wholesale distributors and have licenses for two other brands, ArmorAll® Professional brand and a line of cleaners under the Rubbermaid® Commercial brand name. We licensed the ArmorAll Professional name from Clorox in 2002 to produce and sell a premium line of cleaning products for car washes. In 2003, we licensed and developed a line of cleaners under the Rubbermaid brand name that we currently sell primarily to Wal-Mart and Menard’s.

Industry

According to the 2006 Kline Group report, the United States commercial, industrial, and institutional cleaning chemicals market is an estimated $9.6 billion market. We believe we are one of the top four market leaders, which together hold slightly more than 40% of the total market share. We estimate that our greater than 3% market share trails only that of Ecolab and JohnsonDiversey. The market is highly fragmented and is served by hundreds of regional and niche participants who sell either directly to end-users or through distributors. Approximately two-thirds of the market is currently served through distributors while one-third of the market is currently served through direct sales. We are a market leader in the direct sales channel and the significant majority of our historical revenues have come from this channel. In general, the commercial, industrial, and institutional end-market enjoys growth consistent with GDP due to favorable end-market demographics, increasing government regulations, health and safety concerns, and consumer demand for cleanliness.

Additionally, based on our estimates and industry research, we estimate the total size of the retail cleaning chemicals market is approximately $5.5 billion. This market is served through channels including grocery, mass merchandisers, home improvement, drug, and other specialty retailers. We primarily sell through the home improvement channel, which only serves a portion of the overall retail cleaning chemicals market. We believe sales through the home improvement channel are experiencing above market growth as customers diversify their purchasing locations.

While consumption of cleaning and maintenance products is somewhat discretionary, in health-driven, sophisticated markets such as North America and Western Europe, health and safety regulations and customer expectations buffer demand downturns. Increased legislation regulating food, health, and safety requires increased frequency of use, thus fueling increases in demand. Health and safety regulations are also shrinking the pool of available chemicals. Together, these trends are driving demand and development of improved product formulations and application methods.

We believe end-users in our markets are beginning to demand more effective and efficient products. Additionally, many corporate buyers are increasing centralized corporate buying activities and consolidating their respective purchases and suppliers. These demand factors should offer opportunities for broad product line suppliers like us, with national presence and support, formulation expertise, and distribution capabilities.

Competitive Strengths

Leading Market Position. We compete in the highly competitive, highly fragmented commercial, industrial, and institutional cleaning and maintenance solutions market. A few, very large competitors, including us, lead the industry with numerous local and regional niche companies comprising the balance of sales in the market. Competition in the industry is based on brand recognition, price, product quality, and customer service. We perform best where there is a high level of customer interest in the product and we can leverage our direct sales model to provide value added services, including product expertise, solutions, training, inventory management, and service. According to the 2006 Kline Group study, we are the leading supplier of janitorial and housekeeping cleaning and maintenance chemicals in the United States manufacturing end-market and the second ranked supplier of cleaning and maintenance chemical products for the meat processing and baking industries in the food processing and service end-market. We also hold a strong position in the highly fragmented government and schools end-market and vehicle maintenance and vehicle wash categories in the transportation end-market. We believe the total market for cleaning products in these sub-categories exceeds $2 billion. In the home improvement channel, we are The Home Depot’s largest supplier of cleaning and plumbing chemical products for resale to end-users.

Strong Brand Name Recognition. We sell our products under well-established brand names, including Zep, Zep Commercial, Enforcer, and Selig. In addition, in certain niche markets we have licensing agreements to sell our products under the ArmorAll Professional and Rubbermaid Commercial brands. Zep and Selig, with more than 70 and 111 years of branded existence, respectively, have been industry stalwarts in the cleaning and maintenance solutions market. We believe our brand names are well known for the effectiveness of their products and value of their service, including technical support, across a broad range of applications, which contributes to the popularity of our offerings with our customers. Our brand name reputation has resulted in our supplying the broadest selection of professional cleaning chemical products to The Home Depot for the past 10 years.

High Performance Products. We believe our unique formulations produce superior results for our customers. Our direct sales force and research and development chemists work closely with customers to create new products and to offer tailored product formulations for our customers’ specific cleaning and maintenance needs. This feedback and collaboration has also led to new product innovation, such as the recent expansion of our GreenLinkTM line of environmentally preferred products. Our GreenLink products include floor care, bathroom care, food service, hand care, drain care, carpet care, general purpose cleaners, degreasers, and vehicle maintenance products. We believe our GreenLink products are superior to our competitors’ products both in terms of breadth and efficacy. The strength and range of all our product offerings provide customers with the performance level they demand, solving their cleaning problems in a cost effective manner. Many of our products eliminate the need for multiple cleaning products and reduce the total time and effort expended on cleaning and maintenance activities, while other of our products are available in concentrated forms and provide effective cleaning at a lower cost per use. Our confidence in our products allows us to offer “money back guarantees” to our commercial, industrial, and institutional customers and to stand behind our “professional strength” marketing in the sale of our products in the home improvement channel.

Strong Sales Representative Relationships with Value Added Service. We have an experienced team of sales representatives that calls on and services our customers directly. Our well-trained sales and service representatives, supported by our highly skilled research and development and technical services teams, can provide creative customized solutions for our customers’ diverse cleaning and maintenance needs by providing value added services including proper application uses, safety aspects, product selection, specific formulations, inventory management, customer employee training, and equipment and dispensers. Our sales force provides our customers with a total cost of ownership solution that we believe is superior to our competitors’ offerings. In addition, this direct contact with our customers provides us with critical information for new product launches, while offering a service that we believe most competitors cannot match. Over time, our representatives build trusted relationships with customers that in many cases have lasted decades.

Customer and End-Market Diversification. We have more than 2,300 unique formulations that we sell through our direct sales force to approximately 350,000 customers in the commercial, industrial, institutional, and consumer end-markets. With many of these customers we have developed long standing and close relationships. We offer a broad line of cleaning and maintenance products, including anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor care, sanitizers, and pest and weed control products. We market these products to an even broader spectrum of end-markets including transportation, food processing and service, manufacturing, government, and housekeeping. In addition, our products are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through large and small home improvement retailers. We believe that the diversity of our products and customer base can help mitigate the effects of downturns in individual product categories or end-markets.

Significant Cash Flow Generation and Strong Financial Position. Our business has historically generated strong and stable free cash flows with adjusted EBITDA of $48.6 million and $29.1 million for the year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. We also believe our balance sheet will be conservatively leveraged at the outset of the spin-off with approximately $75.0 million in total debt. This financial flexibility will enable us to invest capital to strengthen our core operations and evaluate potential acquisition opportunities to gain access to new brands, markets, and channels. Our cash flow generation and strong financial position will also allow us to decrease our leverage if desired.

Business Strategies and Opportunities

As a stand-alone company following the spin-off, we expect to more intently focus on and accelerate the implementation of our key strategic initiatives to better optimize available business opportunities and to position ourselves for sustained profitable growth. Our primary objectives are to consistently provide superior value to our customers, exceptional opportunities for our associates, and substantial returns for our stockholders. In order to achieve our objectives and to profitably grow our company, we have implemented strategies to optimize operating efficiencies, enhance our sales organization, expand our access to new markets and new channels, and instill a culture of continuous improvement to strengthen our existing business. We believe these strategies will provide a foundation for our business to continue to profitably grow through introducing new products and services and entering new sales channels.

Enhance Sales Productivity. The continued strength of our sales force and quality of service are critical to the continued long-term success of our business. We intend to build on this strength by accelerating our investment in the continued development of our team of sales representatives and managers through improved recruitment, training, professional development, and new incentive compensation programs. We are advancing programs designed to better standardize our sales processes and share best practices from our top performing representatives and managers. We also have complemented our field sales operations with a small but productive inside sales team focused on stimulating purchasing activity of existing customers that have not purchased our products in the last six months. We believe that operating as an independent public company will also allow us to implement more effective incentive programs that are directly aligned with Zep stockholders to focus the sales organization on profitability and targeted end-markets and product categories. Together, we believe these improvements will further build on the competitive strengths of our sales force.

Optimize Operating Efficiency through Continuous Improvement. In the past year we have invested additional resources to enhance our overall operating efficiency through the application of Lean principles throughout our supply chain and transactional business processes to drive substantial improvements in productivity, customer service, product quality, product cost, and new product development. One of our initiatives is to improve throughput on many of our production lines, which has increased production capacity and reduced inventory. We believe significant additional opportunities exist to improve operations and increase our profit margins by streamlining our business processes to lower operating expenses, redesigning our production lines for maximum manufacturing and distribution flexibility, reducing non-value added activities and working capital needs, consolidating our operations, and improving overall quality. These efforts are improving our cost structure and building a culture of continuous improvement that are instrumental in laying the foundation for more profitable growth.

Accelerate Growth in Targeted Market Segments. We believe there are meaningful opportunities to grow our business within our existing customer base, add new customers, and expand our product and service offerings. We continue to focus our sales, marketing, and product development efforts by targeting the fastest growing categories in our markets in areas where we can leverage our competitive strengths, such as transportation, food processing and service, hospitality, government, and schools. We will continue to invest in our brands and build upon our brand awareness through promotional efforts, product repackaging, and targeted advertising. In addition, we intend to expand our offering of environmentally preferred products under the GreenLink trademark. Overall, we believe that we can leverage our high quality and environmentally preferable products, manufacturing skills, channel relationships, and highly knowledgeable sales force to effectively enter new end-markets.

Expand into Alternative Sales Channels. We believe we can grow our business by selling our product and service solutions through new channels where we have not previously focused our resources. We will aggressively leverage the capabilities of our organization and our superior products in an effort to explore the sales opportunities that the broader market offers. According to the 2006 Kline Group study, wholesale distribution comprises approximately $6.4 billion of the estimated $9.6 billion commercial, industrial, and institutional cleaning chemicals market. We see significant opportunity to grow in this segment through new and innovative programs that leverage the strength of our knowledgeable sales organization. Additionally, industry dynamics are causing some large customers to move to national supplier bidding systems. Given our size and geographical coverage, we believe we are well positioned to take advantage of this industry trend, and we have initiated a direct bid program to compete on these larger national contracts.

Pursue Strategic Acquisitions that Complement our Strong Platform. We continue to focus on growing our existing business. Our growth strategy includes making potential complementary acquisitions that increase our scale and provide us access to new markets, brands, products, and sales capabilities. We believe the fragmentation in our markets will provide attractive acquisition targets that will complement our existing business. In addition, we believe our conservative leverage profile and strong cash flow generation will give us the financial flexibility to execute value-creating acquisition plans.

Our Products, Services, and Customers

Products. We produce a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer customers. We have more than 2,300 unique formulations that are used in manufacturing products for our customers.

Services. We have a well-trained and experienced sales team, supported by our highly skilled research and development and technical services teams that provide creative customized solutions for our customers’ diverse cleaning and maintenance needs. We provide value added services to customers on application uses, safety aspects, product selection, specific formulations, inventory management, customer employee training, and equipment and dispensers. Accordingly, our customers benefit from a more effective solution that includes a total cost of ownership for their cleaning and maintenance needs that we believe is superior to our competitors’ offerings.

Customers. We sell cleaning and maintenance solutions directly to approximately 350,000 customers. Our commercial, industrial, and institutional customers include government entities and businesses ranging from small sole proprietorships to large corporations. In addition, our cleaning and maintenance solutions are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through home improvement retailers such as The Home Depot, Wal-Mart, Ace Hardware, True Value, Lowe’s, Menard’s, and HD Supply. The Home Depot, our largest customer, accounted for approximately 12% of our net sales during the fiscal years ended August 31, 2004, 2005, and 2006 and 11% of our net sales during the nine months ended May 31, 2007 and 2006, respectively. Our next largest customer accounted for less than 2% of our net sales during the fiscal years ended August 31, 2004, 2005, and 2006 and the nine months ended May 31, 2007.

Our cleaning and maintenance solutions are developed for customers in targeted end-markets, including the transportation, food processing and service, manufacturing, government, housekeeping, and contractors and small business owners markets. A summary of our product offerings, our representative brands, and the customers served in each of these end-markets is provided in the table below.

END-MARKETS	KEY PRODUCTS OFFERED	BRANDS	CUSTOMERS
TRANSPORTATION	Interior and exterior vehicle cleaning products, solvents, degreasers, parts washers, lubricants, and hand care products	• Zep • Selig • ArmorAll Professional	Automotive repair facilities, car washes, car dealers, aircraft, public transport, car rental facilities, trucks, trains, and construction vehicles

FOOD PROCESSING AND SERVICE	Cleaners and sanitizers, kitchen cleaners, deodorizers, hand care products, and dispensing equipment	• Zep • Selig	Farms, meat processing facilities, bakeries, grocery stores, and full and quick-serve restaurants

MANUFACTURING	Cleaners, degreasers, solvents, parts washers, lubricants, and hand care products	• Zep • Selig	Professional maintenance and engineering staff in manufacturing, pharmaceutical, and mining industries

GOVERNMENT	Cleaners, degreasers, floor care, hand care products, deodorizers, and dispensing equipment	• Zep • Selig	Federal, state and local government agencies, including cities, school districts, military, and police and fire departments

HOUSEKEEPING	Floor care, laundry systems, bathroom care, glass care, deodorizers, hand care products, and other janitorial products	• Zep • Selig	Hospitality, healthcare, entertainment, and other industries that use janitorial housekeeping products

CONTRACTORS AND SMALL BUSINESS OWNERS	Cleaners, degreasers, floor care, bathroom care, glass care, drain care, pressure wash products, and pest control products	• Zep Commercial • Enforcer • Selig Commercial • Rubbermaid Commercial	Small business owners, contractors, and homeowners

Sales

Our sales organization consists of approximately 1,600 sales representatives worldwide. Our compensation model is primarily commission-based. Net sales are largely dependent on the hiring, training, and retention of the commissioned sales representatives.

Our sales organization covers the United States, Canada, Italy, Belgium, Luxemburg, the Netherlands, and certain other smaller markets. As of May 31, 2007, the commercial, industrial, and institutional end-markets are serviced primarily through 1,181 sales representatives in the United States, 145 sales representatives in Canada, and 260 sales representatives throughout Europe, supplemented by customer and technical service personnel. Our customers in the home improvement channel are served by approximately 50 salaried sales and management personnel.

Manufacturing

We manufacture products at six facilities located in the United States, Canada, the Netherlands, and Italy. The three United States facilities produce approximately 89% of our manufactured product; the Canadian facility produces approximately 7%; and the two European facilities produce approximately 4%. Certain finished goods purchased from contract manufacturers and finished goods suppliers supplement the manufactured product line. Sales of outsourced product currently account for approximately 19% of our net sales volume. Outsourced product is predominately manufactured in the United States. Management does not believe the loss of any one supplier of outsourced product would have a material adverse impact on our results of operations.

Distribution

Products sold to commercial, industrial, and institutional end-markets are shipped from 46 strategically located branch warehouses throughout North America and Europe, which are supplied directly from our production facilities and by one large distribution center in Atlanta, Georgia. The products sold to home improvement retailers are distributed nationwide from the Emerson, Georgia plant and one other warehouse. Products are primarily delivered through common and local carriers.

Research and Development

We employ 22 chemists who develop product systems that provide comprehensive solutions for broad-based customer applications as part of our ongoing research and development efforts. We also have an additional 18 chemists who work in our technical services area supporting sales representatives in the field and customers directly. Outside of our research and development team of chemists, we employ 3 packaging engineers who also aid in the total solution we create and offer for sale. Efforts to enhance existing formulations by utilizing new raw materials or combinations of raw materials have resulted in both new and improved products. Special emphasis has been placed on the development of environmentally preferable products based on renewable and environmentally preferred raw materials, such as the recent expansion of our GreenLink product line. Technical expertise is employed to incorporate proven technologies into new applications. Our research and development expense for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, excluding technical services and packaging engineering, was $2.3 million and $1.7 million, respectively.

Competition

The cleaning and maintenance solutions industry is highly competitive. Overall, competition is fragmented in the commercial, industrial, and institutional end-markets, with numerous local and regional operators selling directly to customers, distributors, and a few national competitors. Many of these competitors offer products in some, but not all, of the markets we serve. Competition is based primarily on brand name recognition, price, product quality, and customer service. Competitors in the commercial, industrial, and institutional end-market include but are not limited to Ecolab, Inc., JohnsonDiversey, Inc., NCH Corporation, Rochester Midland Corporation, and State Chemical Manufacturing Company. Many companies compete within the broader retail market for cleaning chemical products including but not limited to Church & Dwight Co., Inc., Procter and Gamble, Reckitt Benckiser plc, S.C. Johnson & Sons, Inc., Sunshine Makers, Inc., and The Clorox Company. We also compete in the home improvement channel with pest control companies such as Bayer, A.G., Spectrum Brands, Inc., and The Scott’s Company. Furthermore, barriers to entry and expansion in the industry are low, which may lead to additional competitive pressure in the future.

Patents, Licenses, and Trademarks

We own or have licenses to use various domestic and foreign patents and trademarks related to our products, processes, and businesses. These intellectual property rights, particularly the trademarks relating to our products, are important factors for our businesses. While patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us.

To protect these proprietary rights, we rely on copyright, patent, trade secret, and trademark laws. Despite these protections, unauthorized parties may attempt to infringe on our intellectual property. Our management is not aware of any such material unauthorized use or of any pending claims where we do not have the right to use any intellectual property material to our business.

Raw Materials

The key raw materials we use in our products are surfactants, polymers and resins, fragrances, solvents and other petroleum-based materials, and packaging materials. We purchase most raw materials on the open market and rely on third parties for the sourcing of some finished goods. Accordingly, the cost of products sold may be affected by changes in the market price of the above-mentioned raw materials or the sourcing of finished goods. Due to the mix of purchases (raw materials, components parts, and finished goods), timing of price increases, and other economic and competitive forces within the supply chain, it is not possible to determine the financial impact of changes in the market price of these raw materials.

We do not expect to engage in significant commodity hedging transactions for raw materials, though we have committed and will continue to commit to purchase certain materials for specified periods of time. Many of the raw materials we use are petroleum-based and, therefore, subject to the availability and price of oil. Significant increases in the prices of our products due to increases in the cost of raw materials could have a negative effect on demand for products and on profitability. While we have generally been able to pass along these increases in cost in the form of higher selling prices for our products, some customer conservation may have a negative impact on our sales volume. There can be no assurance that future disruptions in either supply or price of these materials will not negatively affect future results.

We constantly monitor and investigate alternative suppliers and materials based on numerous attributes including quality, service, and price. Additionally, we have conducted internet auctions as a method of competitive bidding. Our ongoing efforts to improve the cost effectiveness of our products and services may result in a reduction in the number of our suppliers. A reduction in the number of suppliers could cause increased risk associated with reliance on a limited number of suppliers for certain raw materials and finished goods.

Seasonality and Cyclicality

Our business exhibits some seasonality, with net sales being affected by weather and the annual budget cycles of major customers. Historically, due to this seasonality, the second half of our fiscal year is much stronger in terms of sales, earnings, and cash flow than the first half. In addition, our net sales are dependent on the retail, wholesale, and industrial markets and demand for these markets is generally associated with GDP in the United States. Economic downturns and the potential decline in key markets and demand for cleaning and maintenance products may have a material adverse effect on our net sales and operating income.

International Operations

See Note 11: Geographic Distribution of Operations of the Notes to Combined Financial Statements on page F-26 for information regarding the geographic distribution of net sales, operating profit, and long-lived assets.

Properties

Location	Use	Owned Sq. Ft.	Leased Sq. Ft.	Date Lease Expires	Manufactured Materials
Atlanta, GA (Seaboard)	Manufacturing; Warehouse; Sales; Administrative Office	435,800		N/A	Liquids; aerosols; solvents

Atlanta, GA (Fulton Industrial)	National Distribution Center; Warehouse; Administrative Office		408,600	4/30/2017	N/A

Atlanta, GA (Riverside)	Corporate Headquarters		25,969	2/28/2015	N/A

Emerson, GA	Manufacturing; Warehouse; Sales; Administrative Office	185,000		N/A	Liquids; powders

Dallas, TX	Manufacturing; Warehouse; Sales	159,250		N/A	Liquids; powders

Edmonton, Alberta, Canada	Manufacturing; Warehouse; Sales; Canadian Corporate Headquarters		92,000	6/30/2015	Liquids; powders

The Netherlands	Manufacturing; Warehouse; Sales; European Corporate Headquarters	34,400		N/A	Liquids; powders

Italy	Manufacturing; Warehouse; Sales		14,400	3/31/2010	Liquids; powders

Corona, CA	Warehouse; Sales		54,200	7/31/2015	N/A

Springfield, NJ	Warehouse; Sales		43,778	8/31/2010	N/A

Tracy, CA	Warehouse; Sales		44,800	9/30/2008	N/A

Chicago, IL	Warehouse; Sales	50,400		N/A	N/A

Marietta, GA	Centralized Customer Service Center		16,637	9/30/2011	N/A

Other U.S. Locations(1)	Warehouse; Sales	54,974	403,722	N/A	N/A

Other Canada Locations(2)	Warehouse; Sales		142,119	N/A	N/A

Other Europe Locations(3)	Warehouse; Sales		93,250	N/A	N/A

(1)	Consists of 5 sales-only facilities, 1 warehouse-only facility, and 20 combined sales and warehouse facilities.
(2)	Consists of 14 combined sales and warehouse facilities.
(3)	Consists of 1 sales-only facility; 1 warehouse-only facility, and 1 combined sales and warehouse facility.

Employees

As of May 31, 2007, we had 2,872 employees, including 2,220 in the United States, 333 in Canada, and 319 in Europe. Of our 2,872 employees, 230 were members of nine unions in the United States and Europe.

Legal Proceedings

We are subject to various legal claims arising in the normal course of business. We, as part of programs entered into by Acuity Brands, are self-insured up to specified limits for certain types of claims, including product liability, and are fully self-insured for certain other types of claims, including employment practices, environmental, product recall, and patent infringement as part of the distribution agreement with Acuity Brands. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on our results of operations, financial position, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such matters, if unfavorable, could have a material adverse effect our results of operations, financial position, or cash flows in future periods. We establish reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims.

Environmental Regulation

Our operations are subject to federal, state, local, and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes, and to the remediation of contaminated sites. Permits and environmental controls are required for certain of our operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. We will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. While we believe that we are currently in substantial compliance with all material environmental laws and regulations, there can be no assurance that we will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on our results of operations.

In June 2007, we reached a final resolution of the investigation by the United States Department of Justice (DOJ) of certain environmental issues at our primary manufacturing facility, located in Atlanta, Georgia. The DOJ’s investigation focused principally on past conduct involving the inaccurate reporting of certain wastewater sampling results to the City of Atlanta and conduct that interfered with the City of Atlanta’s efforts to sample our wastewater pretreatment plant effluent. We entered a guilty plea to one felony count of failure to comply with our wastewater permit, agreed to pay a fine of $3.8 million and to be subject to a three-year probation period incorporating a compliance agreement with the Environmental Protection Agency (EPA). Under the compliance agreement, we will be required to maintain an enhanced compliance program. We recorded an additional $1.8 million charge in the second quarter of fiscal 2007 to reflect the entire $3.8 million fine. The resolution of this matter is not expected to lead to a material loss of business, any disruption of production, or materially higher operating costs. However, in the event of our material breach of the compliance agreement, those consequences could occur.

We are currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. With respect to each of the currently active sites which we do not own and where we have been named as a responsible party or a potentially responsible party (PRP), we believe our liability is immaterial, based on information currently available, due to our limited involvement at the site and/or the number of viable PRPs. With respect to the only active site involving property which we own and where we have been named as a PRP—our property on Seaboard Industrial Boulevard in Atlanta, Georgia—we and the current and former owners of adjoining properties have reached agreement to share the expected costs and responsibilities of implementing an approved corrective action plan under the Georgia Hazardous Response Act (HSRA) to periodically monitor the property for a period of five years ending in 2009. Subsequently, in connection with the DOJ investigation, we and the EPA each analyzed samples taken from certain sumps at the Seaboard facility. The sample results from some of the sump tests indicated the presence of certain hazardous substances. As a result, we notified the Georgia Environmental Protection Division and are conducting additional soil and groundwater studies pursuant to HSRA.

Based on the results to date of the above-mentioned soil and groundwater studies, we plan to conduct voluntary remediation of the site. Our current estimate is that we will expend between $1.0 million and $7.5 million for the voluntary remediation of the site over approximately the next five years, and in May 2007 we accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues. Further sampling and engineering studies could cause us to revise the current estimate. We believe that additional expenditures after five years of remediation may be necessary and that those expenditures could range up to an additional $10.0 million during the subsequent twenty-five year period. It may be appropriate to capitalize certain of the expenditures that might be incurred in this twenty-five year period. We arrived at the current estimates on the basis of preliminary studies prepared by two, independent third party environmental consulting firms. The actual cost of remediation will vary depending upon the results of additional testing and geological studies, the success of initial remediation efforts in the first five years addressing the most significant areas of contamination, the rate at which site conditions may change, and the requirements of the Environmental Protection Division of the State of Georgia.

MANAGEMENT

Executive Officers and Directors

The following table contains information concerning individuals who are expected to serve as executive officers and directors of Zep following the distribution.

Executive Officers

Name	Age	Position	Position with Zep and Principal Business Affiliation During Past Five Years

John K. Morgan	53	Chairman, President, and Chief Executive Officer	Mr. Morgan will serve as our Chairman following the spin-off. He was elected President and Chief Executive Officer of Acuity Specialty Products in July 2007. He will serve as an Executive Vice President of Acuity Brands until our spin-off. He served as President and Chief Executive Officer of Acuity Brands Lighting, Inc. from August 2005 to July 2007. He served as President and Chief Development Officer of Acuity Brands from January 2004 to August 2005, as Senior Executive Vice President and Chief Operating Officer from June 2002 until January 2004, and as Executive Vice President from December 2001 until June 2002.

Mark R. Bachmann	49	Executive Vice President and Chief Financial Officer	Mr. Bachmann is our Executive Vice President and Chief Financial Officer. He served Acuity Specialty Products as Executive Vice President and Chief Financial Officer from 2005 to 2007, as Executive Vice President, Business Transformation from 2004 to 2005, and as Executive Vice President of Supply Chain from 2003 to 2004. Mr. Bachmann served as President of the Enforcer Products Group from 1999 to 2003 and as Vice President and Controller of National Service Industries, Inc. from 1996 to 1999.

William A. (Bill) Holl	50	Executive Vice President and Chief Commercial Officer	Mr. Holl is our Executive Vice President and Chief Commercial Officer. He served as Executive Vice President of Acuity Brands and as President and Chief Executive Officer of Acuity Specialty Products from June 2006 to July 2007. From September 2003 to November 2005, he served as Chief Executive Officer of DS Waters of America, LP, a home-and-office water delivery company. He began his career with Coca-Cola Enterprises, Inc. serving as Senior Vice President, Marketing and Business Development from July 2001 to September 2003, as President of its Eastern North America Group from January 2000 to June 2001, and in various other positions from 1986 to December 1999.

Name	Age		Position	Position with Zep and Principal Business Affiliation During Past Five Years

Cedric M. Brown	50		Senior Vice President, Supply Chain	Mr. Brown is our Senior Vice President, Supply Chain. Having joined Acuity Specialty Products in August 2006, Mr. Brown previously served Acuity Brands Lighting in various executive and managerial roles in manufacturing, quality, continuous improvement, and business transformation. He served as Vice President, Acuity Business System from January 2005 to August 2006 and as Vice President, Lean/Q6 from April 2001 through December 2004.

C. Francis Whitaker, III	39		Vice President, General Counsel, and Secretary	Mr. Whitaker is our Vice President and General Counsel and will serve as Secretary following the spin-off. He joined Acuity Specialty Products in April 2006 as Vice President and General Counsel. Mr. Whitaker served Acuity Brands as Assistant Counsel from September 2003 to March 2006. He was a senior associate with the law firm of Paul, Hastings, Janofsky and Walker LLP from September 2001 to September 2003 and an associate with the law firm of Sutherland Asbill & Brennan LLP from September 1992 to September 2001.

Directors
Name	Age	Term Expires	Position	Position with Zep and Principal Business Affiliation During Past Five Years

J. Veronica Biggins	60	2009	Director	Ms. Biggins has served as a Director of HNCL Search, an executive search firm, since September 2007, prior to which she served as a senior partner of Heidrick & Struggles International, an executive search firm, since 1995. Ms. Biggins is a director of Avnet Corporation, a distributor of semiconductors, components and computer products, and AirTran Holdings Inc.

Earnest W. Deavenport, Jr.	69	2010	Director	Mr. Deavenport will serve as a director of Acuity Brands from June 2002 until he joins our board. He is the retired Chairman and Chief Executive Officer of Eastman Chemical Company, serving in those positions from 1994 to 2002. Mr. Deavenport is a director of King Pharmaceuticals, Inc. and Regions Financial, Inc.

Name	Age	Term Expires	Position	Position with Zep and Principal Business Affiliation During Past Five Years
Kenyon W. Murphy	50	2009	Director	Mr. Murphy has served Acuity Brands as Executive Vice President, Chief Administrative Officer, and General Counsel since September 2006. He served Acuity Brands as Senior Vice President and General Counsel from November 2001 until September 2006.

Sidney J. Nurkin	65	2010	Director	Mr. Nurkin serves as Senior Counsel of the law firm of Alston & Bird, LLP, a national law firm headquartered in Atlanta. Prior to his retirement on December 31, 2006, Mr. Nurkin was a Senior Partner in the law firm for more than five years. Mr. Nurkin is a director of Dayton Superior Corporation, a publicly owned manufacturing company.

Joseph Squicciarino	51	2011	Director	Mr. Squicciarino has served as the Chief Financial Officer of King Pharmaceuticals, Inc. since June 2005. Prior to joining King Pharmaceuticals, he served as Chief Financial Officer—North America for Revlon, Inc. from March 2005 until June 2005 and as Chief Financial Officer—International for Revlon International, Inc. from February 2003 until March 2005. He held the position of Group Controller Pharmaceuticals—Europe, Middle East, Africa with Johnson & Johnson from October 2001 until October 2002.

John K. Morgan will serve as a director with a term expiring in 2011 as well as an executive officer. His business experience is referenced on the previous page in “Executive Officers.”

Board of Directors

As provided in our certificate of incorporation, our board of directors will be divided into three classes. Directors in each class initially will serve until the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three-year terms. We initially intend to have a board of directors that will consist of six directors. Each director who is a director of Acuity Brands and will become a director of Zep is expected to resign from the board of directors of Acuity Brands as of the distribution date. John K. Morgan will serve as Chairman of the board of directors of Zep. In addition to Mr. Morgan, directors of Zep will include J. Veronica Biggins, a Director at the executive search firm HNCL Search, Earnest W. Deavenport, Jr., the former Chairman and Chief Executive Officer of Eastman Chemical Company, who currently serves on the board of Acuity Brands, Kenyon W. Murphy, who now serves as the Executive Vice President, Chief Administrative Officer, and General Counsel of Acuity Brands, Sidney J. Nurkin, Senior Counsel at the law firm Alston & Bird LLP, and Joseph Squicciarino, the Chief Financial Officer of King Pharmaceuticals. There will be no overlap between our board of directors and the board of directors of Acuity Brands following the spin-off. We anticipate that Mr. Deavenport will initially serve as our lead director.

Our board of directors is expected to adopt Corporate Governance Guidelines that, along with the charters of our board committees and our Code of Conduct for employees and directors, will provide the framework for the governance of our company.

Committees

Our board of directors will establish several standing committees to assist in the discharge of its responsibilities. These committees will include an audit committee, a compensation committee, and a governance committee. Our board of directors will also establish such other committees as it deems appropriate, in accordance with applicable Delaware law and our bylaws.

Audit Committee

We expect that the composition of our audit committee will meet the independence requirements of the New York Stock Exchange, the Exchange Act, and our future Corporate Governance Guidelines. We expect that our board will determine that at least one director meets the requirements for being an “audit committee financial expert” as defined by regulations of the SEC. We anticipate that Mr. Squicciarino will serve as the initial chairman of our audit committee, which will also include Messrs. Murphy and Nurkin.

Compensation Committee

Our compensation committee will have oversight responsibility for the compensation and benefits programs for our directors, executive officers, and other employees. We expect that the composition of our compensation committee will meet the independence requirements of (1) the New York Stock Exchange, (2) relevant federal securities laws and regulations, (3) Section 162(m) of the Internal Revenue Code, and (4) our future Corporate Governance Guidelines. We anticipate that Mr. Deavenport will serve as the initial chairman of our compensation committee, which will also include Ms. Biggins and Mr. Murphy.

Governance Committee

Our governance committee will consider and recommend candidates for election to our board of directors and advise our board on corporate governance matters. We expect that the composition of our governance committee will meet the independence requirements of the New York Stock Exchange and our future Corporate Governance Guidelines. We anticipate that Mr. Nurkin will serve as the initial chairman of our governance committee, which will also include Ms. Biggins and Mr. Deavenport.

Director Nomination Process

The governance committee will annually assess the requirements of the board and will make recommendations to the board regarding the board’s size, composition and structure. In determining whether to nominate an incumbent director for reelection, the governance committee will evaluate each incumbent director’s continued service in light of the current assessment of the board’s requirements, and will take into account factors such as evaluations of the incumbent’s performance.

When the need to fill a new board seat or vacancy arises, the governance committee will proceed by whatever means it deems appropriate to identify a qualified candidate or candidates, which may include engaging an outside search firm. The governance committee will review the qualifications of each candidate, including, but not limited to, the candidate’s experience, judgment, diversity, and skills in such areas as manufacturing and distribution technologies and accounting or financial management.

Compensation of Directors

Non-Employee Directors

Historically. Acuity Brands provided each non-employee director with an annual director fee, which included meeting fees for a specified number of board and committee meetings. The program was designed to achieve the following goals: compensation should fairly pay directors for work required for a company of Acuity Brands’ size and scope; compensation should align directors’ interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent, and easy for stockholders to understand.

Going Forward. Zep will provide each non-employee director with an annual director fee, which includes meeting fees for a specified number of board and committee meetings. Similar to Acuity Brands, the program is designed to achieve the following goals: compensation should fairly pay directors for work required for a company of our size and scope; compensation should align directors’ interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent, and easy for stockholders to understand.

While Zep’s director compensation program will initially be substantially similar to that of Acuity Brands, we may modify our program following the distribution date.

Annual Director Fees

Historically. Beginning in January 2007, each non-employee director of Acuity Brands received an annual director fee in the amount of $130,000, which included the meeting fees for the first five board meetings and the first five meetings attended for each committee, and an additional fee of $5,000 for serving as chairman of a committee. Non-employee directors received $2,000 for each board meeting attended in excess of a total of five board meetings per year and $1,500 for each committee meeting attended in excess of a total of five committee meetings of each committee per year. Fifty percent of the annual fee, or $65,000, was required to be deferred under the terms of the deferred compensation plan described below, and the remaining fees could be deferred at the election of the director.

Prior to January 2007, each non-employee director received an annual retainer of $70,000, meeting fees of $2,000 for each board meeting attended and $1,500 for each committee meeting attended, and an additional fee of $5,000 for serving as the chairman of a committee. Fifty percent of the retainer, or $35,000, was required to be deferred under the terms of the deferred compensation plan, and the remaining fees could be deferred at the election of the director. In addition, each non-employee director received an annual stock option grant as described below.

Going Forward. Each non-employee director is expected to receive an annual director fee in the amount of $65,000, which includes the meeting fees for the first five board meetings and the first five meetings attended of each committee, and an additional fee of $5,000 for serving as the chairman of a committee. Each non-employee director will receive $1,000 for each board meeting attended in excess of a total of five board meetings per year and $750 for each committee meeting attended in excess of a total of five meetings of each committee per year. Fifty percent of the annual fee, or $32,500, is required to be deferred into share units under the terms of the deferred compensation plan described below, and the remaining fees may be deferred at the election of the director.

Directors who are employees will receive no additional compensation for services as a director or as a member of a committee of our board.

Stock Option Grants

Historically. Acuity Brands granted each non-employee director stock options for the purchase of 1,500 shares of Acuity Brands common stock annually on the day of the annual meeting of stockholders with an exercise price equal to the fair market value on the grant date. The options became exercisable after one year, remained exercisable for a period of ten years from the grant date, and expired at the earlier of the expiration date or three years following retirement from the board. Beginning January 2007, the non-employee directors’ plan was amended to provide that no further annual grants of stock options would be made to non-employee directors.

Mr. Deavenport’s outstanding stock options will remain stock options to acquire Acuity Brands common stock and will be adjusted in accordance with the conversion ratio for Acuity Brands options.

Going Forward. Following the spin-off, stock options may be granted to directors under the long-term incentive plan to be adopted by Zep. Currently, there will be no automatic annual stock option grant under the new compensation arrangement for non-employee directors.

One-Time Grants

Historically. Upon the initial election of a non-employee director to the board, the director received a one-time credit of 1,000 deferred stock units to his deferred compensation account.

Going Forward. We currently intend to make grants of equity awards valued at up to $150,000 to each non-employee director within 30 days of the distribution date.

Deferred Compensation Plan

Historically. Non-employee directors of Acuity Brands were required to defer one-half of their annual director fee and could elect to defer the remaining portion of the annual fee and any chairman or meeting fees pursuant to a deferred compensation plan for non-employee directors. The deferred amounts could be invested in deferred stock units to be paid in shares at retirement or credited to an interest-bearing account to be paid in cash at retirement. Dividend equivalents on deferred stock units were credited to the interest-bearing account.

Going Forward. We will adopt a deferred compensation plan for the benefit of our non-employee directors. Under this plan, each director will have one-half of his annual fee automatically deferred to the plan and may elect to defer the remaining portion of his annual fee and any chairman or meeting fees to the plan. The director’s mandatory deferral will automatically be invested in deferred stock units that will be equivalent to the value and return on shares of Zep common stock. The director’s optional deferral may be invested in an interest-bearing account or in deferred stock units at the election of the director. The director’s account will generally be payable on or after retirement from the board. Amounts invested in deferred stock units will be paid in shares of Zep common stock and amounts deferred to the interest-bearing account will be paid in cash.

The accounts currently held under the Acuity Brands’ non-employee directors deferred compensation plan by non-employee directors of Acuity Brands who will become our directors will be transferred to, and assumed by, us. As of the distribution date, the value of the Acuity Brands deferred stock units credited to such directors at the date of the spin-off will remain in Acuity Brands deferred stock units to be paid at retirement in Acuity Brands common stock, and future deferred stock units credited to the plan will be Zep deferred stock units to be paid at retirement in Zep common stock.

Stock Ownership Requirement

Historically. Each non-employee director has been subject to a stock ownership requirement that requires the director attain ownership in Acuity Brands common stock valued at two times the expected annual director fee. For purposes of the ownership requirement, deferred stock units are considered.

Going Forward. It is anticipated that Zep will continue to have stock ownership requirements for non-employee directors similar to those of Acuity Brands.

Director Compensation for Fiscal 2007

The following table sets forth information concerning the compensation for fiscal 2007 awarded by Acuity Brands to Earnest W. Deavenport, Jr., who will continue to be a non-employee director of Acuity Brands until the distribution date and who will be a non-employee director of Zep after the distribution date:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Earnest W. Deavenport, Jr. (1)	$118,500	(2)	$–0–	$8,065	(3)	$–0–	$677	(4)	$5,000	(5)	$132,242

(1)	As of the distribution date, Mr. Deavenport will resign as a director of Acuity Brands.

(2)	Of the $118,500 fees Mr. Deavenport earned in fiscal 2007, $52,500 was automatically deferred under the terms of the Acuity Brands deferred compensation plan for non-employee directors and $66,000 was deferred at his election. Mr. Deavenport elected to defer all amounts into 2,056 deferred stock units.

(3)	The amount reported in this column includes the dollar amount, without any reduction for risk of forfeiture, recognized for financial statement reporting purposes for fiscal year 2007 of grants of options to Mr. Deavenport, calculated in accordance with the provisions of SFAS No. 123(R). The assumptions used to value the award can be found in Note 6 of Notes to Combined Financial Statements. No options were granted in fiscal year 2007. As of August 31, 2007, Mr. Deavenport held 6,000 options to purchase Acuity Brands common stock, all of which have vested.

(4)	The amount shown reflects the above-market portion of interest earned in the deferred compensation plan for non-employee directors calculated by comparing the plan’s effective interest rate for fiscal 2007 to 120% of the applicable federal long-term rate, with annual compounding, at the time the interest formula of the plan was established.

(5)	The amount shown represents the maximum company match on charitable contributions, which is the only perquisite provided to directors.

Certain Relationships and Related Transactions

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, following the spin-off, our executive officers will be elected annually and will serve at the pleasure of our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the compensation philosophy applied by Acuity Brands to our named executive officers with respect to fiscal 2007, and the ways in which we anticipate that Zep’s compensation philosophy will differ after we become an independent public company. As our programs initially will be similar to those applicable to executives of Acuity Brands, we do not anticipate that there will be many differences immediately following the spin-off. The boards of directors of Acuity Brands and Zep are expected to review the impact of the spin-off on all facets of compensation during fiscal year 2008 and to make any appropriate adjustments.

For purposes of this Compensation Discussion and Analysis, our named executive officers for fiscal 2007 are Messrs. Morgan, Bachmann, Holl, Brown and Whitaker. Of these named executive officers, only Mr. Morgan was previously a named executive officer of Acuity Brands. Mr. Holl was an executive officer of Acuity Brands until July 23, 2007, and Messrs. Bachmann, Brown and Whitaker were non-executive officer employees of Acuity Brands in fiscal 2007. As a result, the compensation of Messrs. Bachmann, Brown and Whitaker was not subject to the executive compensation programs of Acuity Brands or the direct oversight of the Acuity Brands compensation committee. Throughout this Compensation Discussion and Analysis, references to the fiscal 2007 executive compensation program are relevant only with respect to Messrs. Morgan and Holl, and the compensation elements applicable to the other individuals are described separately where appropriate.

Compensation Philosophy

Historically Acuity Brands’ executive compensation program was, and following the spin-off our executive compensation program will continue to be, guided by the following principles, which are intended to support each company’s philosophy of providing a strong relationship between executive compensation and the creation of stockholder value:

•	Total compensation programs should be designed to strengthen the relationship between pay and performance, with a resulting emphasis on variable, rather than fixed, forms of compensation;

•

Compensation should generally increase with position and responsibility. Total compensation should be higher for individuals with greater responsibility and greater ability to influence the company’s results; and

•	Management should focus on the long-term interests of stockholders.

The executive compensation program is designed to:

•	Attract and retain executives by providing a competitive reward and recognition program that is driven by our success;

•	Provide rewards to executives who create value for stockholders;

•	Consistently recognize and reward superior performers, measured by achievement of results and demonstration of desired behaviors; and

•	Provide a framework for the fair and consistent administration of pay policies.

General Compensation Levels

Historically. The total direct compensation (base salary and annual and long-term incentive) opportunities offered to Acuity Brands’ executive officers have been designed to ensure that they are competitive with market practices, support Acuity Brands’ executive recruitment and retention objectives, and are internally equitable among executives.

In determining total direct compensation opportunities, the Acuity Brands compensation committee considers: compensation information and input provided by its compensation consultant, Towers Perrin; the board of directors’ evaluation of the chief executive officer; and the chief executive officer’s performance review and recommendation for each other executive officer. The market data provides competitive compensation information for positions of comparable responsibilities with comparably-sized manufacturing companies that are representative of the companies with whom Acuity Brands competes for executive talent.

Going Forward. It is expected that Zep’s compensation committee will continue to take the approach described above in establishing compensation levels. Zep has not yet selected a compensation consultant.

Peer Group Analysis

Historically. Acuity Brands annually compares the various elements of its executive compensation program with respect to its chief executive officer in order to gauge its compensation levels relative to that of the market and its competitors through the use of publicly available market surveys, total compensation studies and long-term incentive compensation analyses, provided by the compensation committee’s compensation consultant, Towers Perrin. Acuity Brands performs similar comparisons for its other executive officers periodically.

During fiscal 2007, Towers Perrin provided compensation data for purposes of the chief executive officer’s compensation review. The compensation data was obtained from the Towers Perrin 2006 Compensation Data Bank Executive Compensation Database and the Watson Wyatt 2006/07 Top Management Compensation Calculator. In each case, the total sample of survey participants was narrowed to include only those companies with revenues comparable to Acuity Brands (approximately $2.1 billion).

For purposes of the chief executive officer’s compensation, Towers Perrin compiled a list of peer companies with whom Acuity Brands competes for executive talent. These companies represent a diverse, general industry composite, including consumer products, chemicals, industrial manufacturing, and/or retail/wholesale/trade companies with revenues ranging from $650 million to $5.6 billion. For fiscal 2007, this peer group was comprised of the following companies:

Advanced Medical Optics, Inc.	Cytec Industries Inc.	MEMC Electronic Materials, Inc.
AK Steel Holding Corporation	Dura Automotive Systems, Inc.	Phillips-Van Heusen Corporation
American Greetings Corporation	Ecolab Inc.	Ralcorp Holdings, Inc.
Ann Taylor Stores Corporation	Gateway, Inc.	Sensient Technologies Corporation
Blyth, Inc.	The Genlyte Group Incorporated	Steelcase Inc.
The Brink’s Company	Georgia Gulf Corporation	Sybron Dental Specialities Inc.
Chemtura Corporation	Graco Inc.	Thomas & Betts Corporation
Columbia Sportswear Company	Hubbell Incorporated	The Toro Company
Cooper Industries, Ltd.	Jack in the Box Inc.	Tupperware Brands Corporation
Covance Inc.	JLG Industries, Inc.	Western Digital Corporation

Going Forward. After the spin-off, we anticipate that we, either directly or through the compensation committee’s compensation consultant, will use several methods to compare our executive compensation practices to those of other companies. These include: using publicly available market surveys to match the roles of our named executive officers to roles in the surveys; conducting total compensation studies; and conducting an analysis of our named executive officers’ compensation for use in establishing a budget for overall long-term incentive awards and setting compensation for the named executive officers. Zep has not yet selected a compensation consultant. For further perspective, we expect to evaluate the base salary, annual incentive awards, and long-term incentives provided to the named executive officers of peer companies in terms of revenue and industry. We expect to extract this data from publicly available sources with assistance from a compensation consultant.

Weighting and Selection of Elements of Compensation

Historically. The Acuity Brands compensation committee determines the mix and weightings of each of the compensation elements by considering comparative compensation data as described above. Generally, in fiscal 2007 and the past several years, the most significant percentage of targeted compensation was allocated to long-term incentive awards. Base salary is the only portion of compensation that is assured. While the compensation committee has established a framework to assure that a significant portion of overall target total direct compensation is at risk for senior executives, actual amounts earned depend on annual performance of the business and the individual.

The compensation committee uses its judgment and discretion in deciding the mix and value of total long-term incentive compensation. The compensation committee uses restricted stock as well as options to motivate executives to think like stockholders and to focus on the long-term performance of the business. All long-term incentives are performance-based and payout is entirely determined by company performance and, for business unit executives, business unit performance, subject to adjustment based on individual performance. Once the applicable performance criteria have been satisfied, an award of stock options or time-vesting restricted stock is made to the participants. Restricted stock is designed to mirror stockholder interests and make executives sensitive to upside potential and shareholder gains, as well as to downside risk, because a change in the stock price affects overall compensation.

Going Forward. It is expected that the Zep compensation committee will take a similar approach in determining the weighting and mix of each element of compensation.

Role of Compensation Consultants

Historically. Under its charter, the Acuity Brands compensation committee is authorized to engage outside advisors at Acuity Brands’ expense. The Acuity Brands compensation committee engaged the compensation consulting firm of Towers Perrin to advise the committee regarding compensation of Acuity Brands’ executive officers and non-employee directors, and other compensation-related matters such as benefit plans. The Acuity Brands compensation committee annually approves an engagement letter with Towers Perrin that describes the duties to be performed by Towers Perrin during the fiscal year and the related costs. The chairman of Acuity Brands’ compensation committee may make additional requests of Towers Perrin during the year on behalf of the committee. Management may periodically engage Towers Perrin to perform research to support matters to be presented to the compensation committee by management. Under the engagement letter for fiscal 2007, Towers Perrin performed or is expected to perform the following services, in addition to preparation for and attendance at meetings of Acuity Brands’ compensation committee:

•

Due diligence regarding officer compensation: market pricing analysis for the chief executive officer; president and chief executive officer of Acuity Brands Lighting; president and chief executive officer of Acuity Specialty Products; chief financial officer; and chief administrative officer and general counsel.

•

Proxy statement disclosure: review the Acuity Brands draft proxy statement and provide input and suggestions regarding potential modifications; assist management with the development of materials required by new Securities and Exchange Commission regulations (including the Compensation Discussion and Analysis report).

•

Miscellaneous: throughout the year, provide the Acuity Brands compensation committee and management with assistance and support on various issues, including (for example) new hire packages, pay or practices benchmarking assistance for the Acuity Brands’ business units, providing data or consulting advice regarding severance and/or change in control practices, updates related to evolving governance trends, board compensation analyses, and other issues.

Going Forward. Zep has not yet selected a compensation consultant, but expects to retain one that will provide similar services to those currently being provided to Acuity Brands by Towers Perrin.

Elements of Executive Compensation

Historically. Acuity Brands uses several compensation elements in its executive compensation program, including:

•	Base salary,

•	Annual cash incentives (such as the annual cash award opportunities available under the various incentive plans, performance bonuses and retention bonuses),

•	Long-term incentives, and

•	Post-termination compensation (such as severance and change in control arrangements).

The compensation program has also included minimal perquisites and other personal benefits (only a charitable contribution match in fiscal 2007).

Going Forward. Following the spin-off, we expect to use a mix of compensation elements as described below. Each element of compensation is designed to encourage and foster the following behavior and results:

Element of Compensation	Objective

Base Salary	• Provide a competitive level of secure cash compensation; and • Reward individual performance, level of experience and responsibility.

Annual/Short-Term Incentive	• Provide variable pay opportunity for short-term performance; and • Reward individual performance and company or business performance.

Long-Term Incentive	• Provide variable pay opportunity for long-term performance; • Reward individual performance and overall company performance; and • Align executives with interests of stockholders.

Zep anticipates that it will also provide post-termination compensation to its executive officers.

Base Salary

Historically. Acuity Brands has set base salary to be competitive with the general market. The base salary is designed to attract talented executives and provide a secure base of cash compensation. Salary adjustments are made annually as merited or on promotion to a position of increased responsibility. In fiscal 2007, the compensation committee did not award a salary increase to Messrs. Morgan or Holl.

Going Forward. We anticipate that following the spin-off, as was the case at Acuity Brands, the base salary of each of our named executive officers will be reviewed following the end of the fiscal year and will be adjusted each October. The base salaries paid to the named executive officers during fiscal 2007 are reported in the Fiscal 2007 Summary Compensation Table.

Short-Term Incentives

Historically. Annual incentive compensation is a key component of Acuity Brands’ executive compensation strategy.

The annual incentive award is payable in cash under the Acuity Brands, Inc. Management Compensation and Incentive Plan (the Annual Incentive Plan), which has been approved by Acuity Brands’ stockholders. This plan was designed to motivate executive officers to attain specific short-term performance objectives that, in turn, further Acuity Brands’ long-term objectives.

At the start of a fiscal year, an annual incentive target, stated as a percentage of base salary, is determined for each participant. Measures of company and business unit financial performance for the fiscal year are also determined. The actual award earned is based on the results of financial performance for the fiscal year. The actual award earned also takes into account individual performance for the fiscal year. Finally, the actual award is subject to the application of negative discretion by the Acuity Brands compensation committee.

Financial Performance

Generally, at the beginning of the year, the Acuity Brands compensation committee selects the annual financial performance measures and sets the annual financial performance goals at the threshold, target and maximum levels, which determine payouts. Achieving target financial performance would yield an award of

100% of the target amount set at the beginning of the year. Actual company financial performance for the fiscal year determines the total amount of dollars available for the incentive pool for annual incentive awards to all eligible employees, including the named executive officers. Financial performance percentages are interpolated for performance falling between stated performance measures.

When deciding what financial measures to use at the start of a fiscal year, and the threshold, target and maximum levels of achievement of those measures, the Acuity Brands compensation committee carefully considers the state of Acuity Brands’ business and what financial measures are most likely to focus the participants, including the named executive officers, on making decisions that deliver short-term results aligned with long-term goals. The committee considers management’s recommendations regarding the appropriate financial measures. The financial measures are chosen from an array of possible financial measures included in the Annual Incentive Plan.

Financial performance is measured separately for Acuity Brands as a whole and for each business unit. Depending on the named executive officer’s responsibilities, the calculation of his annual incentive award is measured and determined based on company-wide performance or business unit performance, as appropriate for that named executive officer.

Individual Performance

Performance of individual participants in the Annual Incentive Plan, including the named executive officers, is evaluated after the end of the fiscal year by (1) comparing actual performance to daily job responsibilities and pre-established individual objectives and (2) considering, on a qualitative basis, whether the individual’s performance reflects Acuity Brands’ corporate values and business philosophies, such as continuous improvement. In the case of Messrs. Morgan and Holl, the individual objectives were set after individual discussion with the chief executive officer. Individual objectives for Messrs. Bachmann, Brown, and Whitaker were determined in discussions with their immediate supervisors. Each participant, including a named executive officer, is given an individual performance management process rating (a PMP Rating), which is translated to a PMP Payout Percentage. The table below sets forth the range of possible PMP Payout Percentages for all participants.

	Range of PMP Payout Percentage
PMP Rating	Minimum	Maximum
4.75 - 5.00 (Exceptional)	110%	133%
3.75 - 4.74 (Superior)	90%	120%
2.75 - 3.74 (Commendable)	70%	110%
1.75 - 2.74 (Fair)	0%	70%
Below 1.75 (Unacceptable)	0%	0%

The maximum PMP Payout Percentage that can be earned by a named executive officer is 120%. The compensation committee selects the precise payout percentage within the range based on factors such as level of responsibility and impact on the Company’s performance with calibrations made across comparable positions to achieve consistency of the percentages selected.

Determination of Award

The level of financial performance is determined after the end of the fiscal year based on actual business results compared to the financial measures set at the beginning of the fiscal year. In addition, the chief executive officer or the immediate supervisor annually prepares a written report for the compensation committee, summarizing the individual performance goals and achievements of the named executive officers. The compensation committee reviews the written report and takes it into consideration in determining the awards. The amount of each actual annual incentive award, including the awards to the named executive officers, is determined as follows:

Base Salary x (Annual Incentive Target % x Financial Performance %) x PMP Payout %

Target financial performance yields an award of 200% for executive officers of Acuity Brands, including Messrs. Morgan and Holl, as compared to 100% for other participants in the Annual Incentive Plan. The greater percentage is designed to permit the compensation committee to apply negative discretion as it considers appropriate in accordance with the requirements of Section 162(m) of the Internal Revenue Code.

For example, for Mr. Morgan the calculation for his bonus award, assuming that company performance was at target and that he received a PMP Rating of “commendable” with a PMP Payout Percentage of 100%, would be as follows:

$500,000 x (65% x 200%) x 100% = $650,000

The compensation committee then determines the final award by applying negative discretion as it considers appropriate in accordance with the requirements of Section 162(m) of the Internal Revenue Code.

Fiscal 2007 Awards

The performance measures and performance level required for fiscal 2007 awards were established by the Acuity Brands compensation committee and ratified by the board of directors early in the fiscal year and were intended to drive business and individual performance supporting Acuity Brands’ long-term financial goals and resulting in market appreciation for stockholders. For fiscal 2007, the performance measures and weighting selected were as follows:

•	operating profit (34%);

•	operating profit margin (33%); and

•	cash flow (33%).

The appropriate performance levels at threshold, target and maximum were derived from Acuity Brands’ long-term financial performance targets, which are in the upper quartile of financial performance for industrial companies, and therefore differed from the operating plan targets for fiscal 2007. In setting the performance level for fiscal 2007, the compensation committee began with the financial performance for fiscal 2006 and generally required an increase in performance to achieve the target and maximum awards, although decreases were specified if justified by economic conditions or by corporate actions designed to achieve long-term financial performance improvement. The maximum award is designed to reward only exceptional performance.

The following tables outline the fiscal 2007 performance measures, the weighting for each performance measure and the threshold, target and maximum performance levels, reflected as a percentage change from fiscal 2006 financial performance, as determined by the Acuity Brands compensation committee.

For Acuity Brands Lighting, under which Mr. Morgan’s fiscal 2007 annual incentive award was determined (dollar amounts in millions):

					Maximum
Acuity Brands Lighting Performance Measures	Weighting	Fiscal 2006	Threshold	Target	CEO	Others
Operating Profit	34%	$181	(3.3)%	5.0%	17.1%	32.0%
Operating Profit Margin	33%	9.9%	(5.1)%	1.0%	9.1%	17.2%
Cash Flow	33%	$184	(6.5)%	1.6%	13.6%	28.3%

For Acuity Specialty Products, under which the fiscal 2007 annual incentive awards were determined for Messrs. Bachmann, Holl, Brown, and Whitaker (dollar amounts in millions):

					Maximum
Acuity Special Products Performance Measures	Weighting	Fiscal 2006	Threshold	Target	CEO	Others
Operating Profit	34%	$49	(3.1)%	7.1%	22.4%	38.8%
Operating Profit Margin	33%	8.8%	(4.5)%	2.3%	11.4%	20.5%
Cash Flow	33%	$48	(14.6)%	(2.1)%	14.6%	31.3%

The following tables outline the threshold, target and maximum awards under the Annual Incentive Plan for each of the named executive officers for fiscal 2007 both as a percentage of salary and as a dollar amount (in thousands):

Named Executive Officer	Threshold (%)(1)	Target (%)(1)	Maximum (%)(1)
John K. Morgan(2)	0%	130%	260%
Mark R. Bachmann	0	45	135
William A. (Bill) Holl(3)	0	120	240
Cedric M. Brown	0	40	120
C. Francis Whitaker, III	0	40	120

Named Executive Officer	Threshold($)	Target($)	Maximum($)
John K. Morgan(2)	$0	$650	$1,300
Mark R. Bachmann	0	131	392
William A. (Bill) Holl(3)	0	456	912
Cedric M. Brown	0	80	240
C. Francis Whitaker, III	0	68	204

(1)	The threshold, target and maximum percentages represent the product of the annual incentive target percentage and the financial performance percentage.

(2)	In setting these levels, Acuity Brands expected that the compensation committee would exercise negative discretion in determining the final award for Mr. Morgan. For example, in the last three fiscal years, the compensation committee exercised negative discretion to reduce Mr. Morgan’s award between 42% and 54%. See “Tax Deductibility Policy.”

(3)	Pursuant to Mr. Holl’s employment agreement, his annual incentive was amended to provide for a payment equal to the target amount notwithstanding the level of performance.

The threshold, target and maximum awards that could have been earned under the Annual Incentive Plan for fiscal year 2007 for each of the named executive officers, expressed as a dollar amount, are also contained in the Fiscal 2007 Grant of Plan-Based Awards table.

At its meeting held on September 28, 2007, based on the compensation committee’s certification of performance with respect to fiscal 2007 annual incentive targets using information prepared by the Acuity Brands finance department, the Acuity Brands board approved the compensation committee’s recommendations with respect to fiscal 2007 annual incentives for the named executive officers. The performance measures achieved were as follows:

	Change Over Prior Year (%)
Fiscal 2007 Achievement of Performance Measures	Acuity Brands Lighting	Acuity Specialty Products
Operating Profit	39.2%	(6.1)%
Operating Profit Margin	29.3%	(6.8)%
Cash Flow	48.9%	4.1%

Based on the achievement of the Acuity Brands Lighting performance measures and his PMP Rating, Mr. Morgan was eligible to receive the maximum annual incentive award of $1.3 million. In accordance with past practice, the compensation committee exercised negative discretion to reduce the amount of the award to $1.0 million. As previously described, Mr. Holl’s annual incentive award was determined pursuant to his employment agreement. Awards for Messrs. Bachmann, Brown, and Whitaker were based on above-target achievement of Acuity Specialty Products’ cash flow performance measure and on their individual PMP Ratings.

In addition, the compensation committee recommended, and the board approved, the grant of discretionary bonuses to Messrs. Bachmann, Brown, and Whitaker in recognition of their individual performance and their assumption of additional responsibilities during fiscal 2007.

The total amounts earned by the named executive officers for fiscal 2007 are as follows (dollar amounts in thousands):

Named Executive Officer	Annual Incentive Award ($)	Discretionary Bonus ($)
John K. Morgan	$1,000	$0
Mark R. Bachmann	65	66
William A. (Bill) Holl	228	0
Cedric M. Brown	25	55
C. Francis Whitaker, III	21	14

Going Forward. In connection with the spin-off, we will adopt an annual incentive plan. Each of our named executive officers will participate in the plan following the spin-off at a level commensurate with his post-spin position of responsibility. The performance measures and considerations in exercising negative discretion will generally mirror those of Acuity Brands.

Long-Term Incentives

Historically. A substantial portion of the total direct compensation of Acuity Brands’ named executive officers was delivered in the form of long-term equity, including stock options and restricted stock. Equity incentive awards are generally granted on an annual basis and are allocated based on the achievement of company-wide financial targets, business unit operating targets, if applicable, and individual performance ratings. The awards were made under the Acuity Brands, Inc. Long-Term Incentive Plan (the LTIP), which has been approved by stockholders.

The purpose of the LTIP is to enable executive officers to accumulate capital through future managerial performance, which the Acuity Brands compensation committee believes contributes to the future success of its businesses. The LTIP creates a pool of equity available for annual grants to all eligible employees, including the named executive officers. The committee believes that awards under the LTIP promote a long-term focus on our profitability due to the multi-year vesting period under the plan.

The LTIP has a one-year performance period. At the beginning of each year, the Acuity Brands compensation committee selects performance criteria upon which awards under the LTIP are based from the array of performance measures contained in the LTIP. For those participants employed in a business unit, financial performance is first measured at the company level and then by the contribution of the business unit towards achievement of the financial performance.

Target awards are determined as a percentage of each executive officer’s salary and are denominated in dollars. The total long-term award payments to all eligible employees cannot exceed 8% of consolidated operating profit before expenses associated with the LTIP.

Final awards for each individual are determined by adjusting the target award based on Acuity Brands’ actual performance against the established performance target for the year (after adjustments), both at the company level and, if applicable, the business unit. Final awards take into account each individual’s PMP Rating. Individual performance is evaluated in the same manner as under the Annual Incentive Plan, except that the payout factor is as follows.

PMP Rating	PMP Payout Factor
Outstanding	150%
Above Standard	125%
Standard	100%
Below Standard	0%

The Acuity Brands compensation committee, in its discretion, taking into account the recommendations of the chief executive officer, may adjust awards under the LTIP and may approve the payment of awards where performance would otherwise not meet the minimum criteria set for payment of awards, although it rarely does so. In fiscal 2006, the compensation committee used negative discretion to reduce Mr. Morgan’s award, but did not approve any payment of awards not warranted by financial performance.

The final dollar-denominated awards are then converted into either stock options or time-vesting restricted stock, as determined by the compensation committee. The stock options have an exercise price equal to the closing price on the date of grant and generally vest over a three-year period. The restricted stock generally vests over a four-year period. Dividends are paid on the restricted stock.

Fiscal 2007 Awards

For fiscal 2007, the performance criterion for LTIP awards was Earnings Per Share (EPS). The target EPS was $2.65, with a threshold of $2.00 and a maximum of $3.00. The final awards for participants employed at a business unit are also adjusted based on the applicable business achievement of its target for operating profit.

The appropriate EPS targets were derived from Acuity Brands’ long-term growth targets, which are in the upper quartile of financial performance for industrial companies, and therefore differ from the operating plan targets for fiscal 2007. In setting the performance level, the compensation committee begins with the financial performance for the prior fiscal year and generally requires an increase in performance to achieve the target and maximum awards. The maximum award is designed to reward only exceptional performance.

The following tables outline the award targets under the LTIP for each of the named executive officers for fiscal 2007 both as a percentage of salary and as a dollar amount (in thousands).

Named Executive Officer	Threshold (%)	Target (%)	Maximum (%)
John K. Morgan*	0%	360%	540%
Mark R. Bachmann	0	60	90
William A. (Bill) Holl*	0	360	540
Cedric M. Brown	0	60	90
C. Francis Whitaker, III	0	60	90

Named Executive Officer	Threshold ($)	Target ($)	Maximum ($)
John K. Morgan*	$0	$1,800	$2,700
Mark R. Bachmann	0	174	261
William A. (Bill) Holl*	0	1,368	2,052
Cedric M. Brown	0	120	180
C. Francis Whitaker, III	0	102	153

*	Acuity Brands expects that the compensation committee will exercise negative discretion in determining the final award for Messrs. Morgan and Holl. See “Tax Deductibility Policy.”

The threshold, target and maximum awards that can be earned under the LTIP for fiscal 2007 for each of the named executive officers are contained in the Fiscal 2007 Grant of Plan-Based Awards table. The target and maximum awards listed for Messrs. Morgan and Holl assume that the PMP Rating was “Outstanding” (150%). Acuity Brands’ fiscal year ended on August 31, 2007. Acuity Brands has not completed its review of financial and individual performance under the LTIP. As a result, awards for fiscal 2007 are not yet determinable. Additionally, at this time, Acuity Brands has also not determined the mix of equity to be issued, if any, under the LTIP.

Going Forward. In connection with the spin-off, we will adopt a long-term incentive plan. Each of our named executive officers will participate under the plan following the spin-off commensurate with his post-spin position of responsibility. The performance measures and considerations in exercising negative discretion will generally mirror those of Acuity Brands.

Equity Award Grant Practices

Historically. Annual equity awards are approved by the compensation committee and the board of directors at their regularly scheduled quarterly meeting following the end of the fiscal year. The chief executive officer may make interim equity awards from a previously approved discretionary share pool on the first business day of each fiscal quarter based on prescribed criteria established by the compensation committee. Acuity Brands does not time the granting of its equity awards to the disclosure of material information.

Going Forward. In order to standardize the grant dates for our equity awards and to ensure that there is no potential discretion in selecting the timing of the awards and specific grant dates, we intend to adopt procedures which generally mirror those of Acuity Brands.

We currently intend to make grants of restricted stock and stock appreciation rights with a value of at least $4 million in the aggregate to executive officers and certain other key employees of Zep within 30 days of the distribution date. We expect that $1.5 million and $1.14 million of such equity awards will be allocated to Mr. Morgan and Mr. Holl, respectively. Determinations as to the allocation of the remainder of such equity awards among our executive officers and key employees have not yet been made. We anticipate that our compensation committee will evaluate potential awards shortly following the spin-off to allocate such awards to specific executive officers and key employees. From time to time, we intend to grant equity awards to Zep executive officers outside the annual award process, such as in connection with the hiring of a new executive, for retention purposes, to reward exemplary performance, and/or for promotional recognition.

Executive Perquisites

Historically. Perquisites and other personal benefits comprised a minimal portion of Acuity Brands’ executive compensation program. The only perquisite or other personal benefit provided by Acuity Brands to executive officers in fiscal 2007 was a charitable contributions match up to a specified amount.

Going Forward. Zep intends to take the same approach as Acuity Brands with respect to granting minimal perquisites or other personal benefits to executives. Zep does not expect to match charitable contributions.

Retirement Benefits

Historically. Acuity Brands provides retirement benefits under a number of defined benefit retirement plans. Acuity Brands froze the pension benefits under certain plans as of December 31, 2002 for all participants. This means that, while participants retain the pension benefits already accrued, no additional pension benefits will accrue after the effective date of the freeze. However, executives formerly covered by the frozen pension plan are receiving a supplemental annual contribution under a deferred compensation plan which is designed to replace the accrual under the frozen pension plan.

Effective January 1, 2003, Acuity Brands implemented the Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan (the 2002 SERP) that provides a monthly benefit equal to 1.6% of average base salary and bonus (using the highest three consecutive years of remuneration out of the ten years preceding an executive’s retirement) multiplied by years of service as an executive officer of Acuity Brands (up to a maximum of 10 years) divided by 12. Benefits are generally payable for a 15-year period following retirement (as defined in the 2002 SERP), subject to such alternative forms of payment as may be determined by Acuity Brands. Messrs. Morgan and Holl participated in the 2002 SERP. Mr. Holl’s benefit was forfeited in July 2007 upon his transfer to a non-eligible position prior to becoming vested in his benefit.

Acuity Brands also maintains several deferred compensation plans which are described under “Executive Compensation—Fiscal 2007 Nonqualified Deferred Compensation.” The plans are designed to provide eligible participants an opportunity to defer compensation on a tax effective basis. Under certain plan provisions, Acuity Brands makes contributions to participants’ accounts.

Going Forward. In connection with the spin-off, we will assume the separate defined contribution 401(k) plan that currently covers Zep employees and establish a separate nonqualified deferred compensation plan.

We do not anticipate that we will offer a pension plan or a supplemental executive retirement plan after the spin-off.

401(k) Plan

Zep will adopt and assume the separate defined contribution 401(k) plan that covers employees and former employees of the specialty products business. The 401(k) plan provides for employee pre-tax contributions and employer matching contributions. The account balances of our employees in the 401(k) plan as of the date of the distribution will continue to be held under the 401(k) plan. During a transition period, an Acuity Brands stock account and Zep stock account will be maintained under the plan. Our employees will be able to transfer amounts out of their Acuity Brands stock account, but they will not be able to add to their Acuity Brands stock account.

Deferred Compensation Plans

Zep will establish a nonqualified deferred compensation plan covering our executives that is substantially similar to certain deferred compensation plans currently maintained by Acuity Brands covering such executives, including company contributions to participants’ accounts.

The accounts and benefits of our employees (including former employees who were employed by the specialty products business and the corporate office) will be transferred to the new plan. It is also anticipated that the deferred compensation plan will have enhanced terms for executive officers. The enhanced benefit is designed to offset the benefit lost from the lack of a supplemental executive retirement plan.

Beginning at the time of the distribution, it is anticipated that Mr. Morgan will be credited annually with an amount in the deferred compensation plan expected to be established by Zep equal to a benefit of actuarial equivalent present value to the additional annual benefit he would have earned under the 2002 SERP had he remained employed as an executive officer by Acuity Brands and continued to be covered under the 2002 SERP. At the time of the distribution, it is anticipated that Mr. Holl will be credited with an amount in the deferred compensation plan equal to the present value of his accrued benefit under the 2002 SERP at the time of his transfer to a non-eligible position prior to becoming vested in his benefit. Mr. Holl’s accrued benefit at December 31, 2006 was $20,006.

Change in Control Agreements

Historically. Acuity Brands has change in control agreements with its named executive officers which provide for separation payments and benefits, consistent with common market practices among Acuity Brands’ peers, upon qualifying terminations of employment in connection with a change in control of Acuity Brands.

Going Forward. Following the spin-off, Zep will have change in control agreements with named executive officers similar to those offered by Acuity Brands. The board of directors intends for the change in control agreements to provide the named executive officers some measure of security against the possibility of employment loss that may result following a change in control of Zep in order that they may devote their energies to meeting the business objectives and needs of Zep and its stockholders. For additional information on the change in control arrangements see “Executive Compensation—Potential Payments Upon Termination—Change in Control Agreements.”

Severance Agreements

Historically. To ensure that Acuity Brands is offering a competitive executive compensation program, Acuity Brands believes it is important to provide reasonable severance benefits to its named executive officers.

Going Forward. In connection with the spin-off, we will enter into a separate severance arrangement with each of our executives, including the named executive officers.

The severance agreements contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition, and are subject to the execution of a release. We will pay reasonable legal fees and related expenses incurred by an executive who is successful to a significant extent in enforcing his rights under the severance agreements. The severance agreements are effective for a rolling two-year term, which will automatically extend each day for an additional day unless terminated by either party, in which case they will continue for two years after the notice of termination or for three years following a change in control. For additional information on the severance arrangements see “Executive Compensation—Potential Payments Upon Termination—Severance Arrangements.”

Equity Ownership Requirements

Zep has adopted stock ownership requirements for our executive officers, including our named executive officers. These requirements will encourage our executives to increase their ownership of Zep common stock to a market value equal to two times base salary (three times base salary in the case of our chief executive officer) over a period of five years. For these purposes, ownership includes stock held directly, interests in restricted stock, restricted stock units, stock acquired through our employee stock purchase plan, and investments in our stock through Zep’s 401(k) plan. Stock options are not taken into consideration in meeting the ownership requirements.

The requirements are intended to ensure that our executive officers maintain an equity interest in our company at a level sufficient to assure our stockholders of their commitment to value creation, while addressing their individual needs for portfolio diversification.

Tax Deductibility Policy

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation of the chief executive officer and our four other executive officers who are the highest paid and employed at year-end to $1 million per year unless the compensation qualifies as “performance-based” compensation. While Acuity Brands and Zep do not design compensation programs solely for tax purposes, both design other plans to be tax efficient where possible. However, the Acuity Brands and Zep compensation committees may exercise discretion in those instances when the mechanistic approaches under tax laws would compromise the interest of stockholders. As a result, to maximize the tax efficiency of Acuity Brands’ compensation programs, incentive targets for executive officers of Acuity Brands are twice that of other participants in fiscal 2007, and Zep anticipates setting similar targets. While the Acuity Brands compensation committee does not intend that an executive officer will earn such amount, the program is designed to permit the compensation committee to reward outstanding performance while retaining the tax deductibility of the award. The compensation committee continues to have the ability to use negative discretion in calculating an appropriate award.

Zep expects to seek and obtain stockholder approval of its annual and long-term incentive plans as required by Section 162(m) in order to preserve the tax deductibility of qualifying compensation paid under those plans.

Role of Executive Officers

Historically. As discussed above, the chief executive officer reports to the Acuity Brands compensation committee on his evaluations of the senior executives, including the other named executive officers. He makes compensation recommendations for the other named executive officers with respect to base salary, merit increases and annual and long-term incentives which are the basis of discussion with the compensation committee. The chief financial officer evaluates the financial implications of any proposed compensation committee action. Executive officer level human resource personnel have also provided information to the compensation committee.

Meetings of the compensation committee are regularly attended by: the chief executive officer; the chief administrative officer and general counsel; the executive level human resource officer; and the secretary. On occasion, the chief financial officer also attends the meeting.

Going Forward. It is expected that Zep executive officers will play a similar role in determining executive compensation.

EXECUTIVE COMPENSATION

Set forth below is information concerning the fiscal 2007 compensation for Zep named executive officers. All compensation amounts set forth in the following tables represent compensation paid to the applicable named executive officer in connection with his service to Acuity Brands. As described in the Compensation Discussion and Analysis, the compensation and benefits provided to the named executive officers by Zep may differ from the compensation and benefits historically provided to the named executive officers by Acuity Brands because historical compensation was determined by Acuity Brands and future compensation will be determined based on compensation policies, programs and procedures to be established by our compensation committee.

Fiscal 2007 Summary Compensation Table

The following table presents information concerning compensation paid to the named executive officers in fiscal 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)		Change in Pension Value and Nonquali- fied Deferred Compen- sation Earnings ($)(2)	All Other Compen- sation ($) (3)	Total ($)
John K. Morgan (4) Chairman, President and Chief Executive Officer	2007	$500,000	$-0-		$641,989	$524,000	$1,000,000	(5)	$273,421	$8,500	$2,947,910

Mark R. Bachmann Executive Vice President and Chief Financial Officer	2007	290,053	66,000	(6)	210,665	13,698	65,000	(5)	14,338	48,024	707,778

William A. (Bill) Holl (7) Executive Vice President and Chief Commercial Officer	2007	380,000	-0-		273,308	-0-	228,000	(5)	3,406	2,850	887,564

Cedric M. Brown Senior Vice President, Supply Chain	2007	197,504	55,000	(6)	54,241	-0-	25,000	(5)	5,519	27,943	365,207

C. Francis Whitaker, III Vice President, General Counsel, and Secretary	2007	169,500	14,000	(6)	27,739	-0-	21,000	(5)	-0-	2,550	234,789

(1)	The values for equity-based awards in this column represent the cost recognized by Acuity Brands for financial statement reporting purposes for fiscal 2007 in accordance with SFAS No. 123(R) for awards granted in fiscal 2007 and prior years. Pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. The assumptions used to value awards granted prior to fiscal 2007 can be found in Note 6 of the Notes to Combined Financial Statements. Restricted stock awards granted in fiscal 2007 are valued at the closing price on the New York Stock Exchange on the grant date.

(2)

The amounts shown reflect the above-market portion of interest earned in the Acuity Brands deferred compensation plans calculated by comparing each plan’s effective interest rate for fiscal 2007 to 120% of the applicable federal long-term rate, with compounding, at the time the interest formula of each plan was established. The amount for Mr. Morgan also includes $267,649, representing the fiscal 2007 increase in the actuarial present value of his benefit at age 60 under the 2002 SERP. The amount for Mr. Bachmann also includes $4,205, representing the fiscal 2007 increase in the actuarial present value of his benefit at age 65 under the Acuity Brands, Inc. Pension Plan C. For more information about these plans, see “—Pension Benefits in Fiscal 2007” and “—Fiscal 2007 Nonqualified Deferred Compensation.”

(3)	The amount shown for Mr. Bachmann includes $2,500, representing the company matching on charitable contributions, which is the only perquisite provided to named executive officers during fiscal 2007. The amounts shown include company contributions to 401(k) plans and a deferred compensation plan, as follows:

	All Other Compensation
Name	401(k) ($)	Supplemental Deferred Savings Plan(A) ($)
John K. Morgan	$8,500	$-0-
Mark R. Bachmann	6,989	38,535
William A. (Bill) Holl	2,850	-0-
Cedric M. Brown	10,446	17,497
C. Francis Whitaker, III	2,550	-0-

(A)	See “—Fiscal 2007 Nonqualified Deferred Compensation” for additional information about the plan.

(4)	Mr. Morgan was elected President and Chief Executive Officer of Acuity Specialty Products effective July 23, 2007. For additional information, see “Management—Executive Officers and Directors.”

(5)	Represents incentive payments under the Incentive Plan. Mr. Morgan received the maximum payment based on the performance of Acuity Brands Lighting. Mr. Holl’s annual incentive was determined pursuant to his employment agreement. The remaining named executive officers received no annual incentive with respect to the performance of Acuity Specialty Products regarding operating profit and operating profit margin and a partial annual incentive for above-target performance with respect to cash flow.

(6)	Messrs. Bachmann, Brown, and Whitaker received discretionary bonuses in recognition of individual performance and the assumption of additional responsibilities during fiscal 2007.

(7)	Mr. Holl was elected President and Chief Executive Officer of Acuity Specialty Products effective June 6, 2006 and was elected Executive Vice President and Chief Commercial Officer effective July 23, 2007. For additional information, see “Management—Executive Officers and Directors.”

Fiscal 2007 Grants of Plan–Based Awards

The following table provides information about equity and non-equity awards granted to the named executive officers during fiscal 2007.

Name	Grant Date	Committee Action Date if Different from Grant Date		Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
				Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
John K. Morgan	— —	— —		$-0-	$650,000	$1,300,000	$-0-	$1,800,000	$2,700,000
	9/29/06	9/27/06	(5)							24,000	$1,089,600
	7/23/07									15,810	1,000,141

Mark R. Bachmann	— —	— —		-0-	130,524	391,572	-0-	174,032	261,048
	9/29/06	9/27/06	(5)							3,800	172,520

William A. (Bill) Holl(6)	— —	— —		-0-	456,000	912,000	-0-	1,368,000	2,052,000
	9/29/06	9/27/06	(5)							2,500	113,500

Cedric M. Brown	— —	— —		-0-	80,000	240,000	-0-	120,000	180,000
	9/29/06	9/27/06	(5)							1,500	68,100
	3/1/07									1,000	55,060
	6/1/07									500	30,840

C. Francis Whitaker, III	— —	— —		-0-	68,000	204,000	-0-	102,000	153,000
	9/29/06	9/27/06	(5)							1,500	68,100

(1)	These columns show the potential value of the payout for each named executive officer under the Annual Incentive Plan if the threshold, target, or maximum goals are achieved. For Messrs. Morgan and Holl, Acuity Brands expects that the compensation committee will exercise negative discretion in determining the final award. See “Compensation Discussion and Analysis” for a description of the plan.
(2)	These columns show the potential value, in dollars, of the equity payout for each named executive officer under the LTIP if the threshold, target, or maximum goals are achieved. For Messrs. Morgan and Holl, Acuity Brands expects that the compensation committee will exercise negative discretion in determining the final award. See “Compensation Discussion and Analysis” for a description of the plan.
(3)	This column shows the number of restricted shares granted in fiscal 2007 to the named executive officers. The shares of restricted stock granted on September 29, 2006 were generally in connection with achievement of performance goals in fiscal 2006 under the LTIP. Mr. Holl joined the company during the fourth quarter of fiscal 2006 and was not eligible for the full grant under the LTIP. Grants to Mr. Brown in March and June 2007 were in recognition of his assumption of additional responsibilities. The July 2007 award for Mr. Morgan, granted in connection with his being named President and Chief Executive Officer of Acuity Specialty Products, vests ratably in three equal annual installments beginning one year from the grant date. All of the other grants vest ratably in four equal annual installments beginning one year from the grant date. Dividends are paid on the restricted shares at the same rate as for other outstanding shares.
(4)	This column shows the full grant date fair value of the restricted stock awards under SFAS No. 123(R) granted to the named executive officers in fiscal 2007. The grant date fair value of restricted stock awards is calculated using the closing price of Acuity Brands stock on the New York Stock Exchange on the grant date.
(5)	The Acuity Brands compensation committee approved the awards on September 27, 2006. The Acuity Brands board of directors ratified the awards on September 29, 2006, which is the grant date for the awards.
(6)	According to the terms of the employment agreement with Mr. Holl, effective as of July 23, 2007, his annual incentive was amended to provide for a payment equal to target notwithstanding the level of performance. See “—Employment Contracts.”

Outstanding Equity Awards at Fiscal 2007 Year-End

The following table provides information on the current holdings of stock options and restricted stock awards by the named executive officers. This table includes unexercised and unvested option awards, unvested restricted stock awards, and the target value of equity awards for fiscal 2007 performance, which are not yet determinable. Each equity grant is shown separately for each named executive officer. The vesting schedule for each grant is shown following the table, based on the option or stock award grant date. The option exercise prices shown below are the closing market price of Acuity Brands stock on the New York Stock Exchange on the grant date.

	Option Awards					Stock Awards
Name	Option Grant Date	Number of Securities Under- lying Unexer- cised Options Exercis- able (#)	Number of Securities Underlying Unexercised Options Unexercis- able (#)	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)(3)
John K. Morgan	12/18/03	60,474	-0-	$23.69	12/17/13
	7/29/05	76,573	80,000	29.18	7/28/15
	12/1/05	2,667	5,333	31.99	11/30/15
						10/24/00	3,228	$169,599
						12/18/03	10,532	553,351
						1/20/04	20,000	1,050,800
						1/6/05	6,250	328,375
						9/29/06	24,000	1,260,960
						7/23/07	15,810	830,657
						—			-0-	$1,800,000

Mark R. Bachmann	9/22/98	3,091	-0-	$29.95	9/21/08
	10/7/99	4,682	-0-	28.03	10/6/09
	1/5/00	3,219	-0-	23.65	1/4/10
	12/18/03	15,948	-0-	23.69	12/17/13
						10/24/00	1,508	$79,230
						12/18/03	5,271	276,938
						1/6/05	1,750	91,945
						12/1/05	2,850	149,739
						6/29/06	3,750	197,025
						9/29/06	3,800	199,652
						—			-0-	$174,032

William A. (Bill) Holl						6/6/06	18,750	$985,125
						9/29/06	2,500	131,350
						—			-0-	$1,368,000

Cedric M. Brown						12/18/03	901	$47,338
						1/6/05	624	32,785
						12/1/05	270	14,186
						9/29/06	1,500	78,810
						3/1/07	1,000	52,540
						6/1/07	500	26,270
						—			-0-	$120,000

C. Francis Whitaker, III						12/18/03	165	$8,669
						1/6/05	124	6,515
						12/1/05	150	7,881
						3/30/06	525	27,583
						9/29/06	1,500	78,810
						—			-0-	$102,000

(1)	The market value is calculated as the product of (a) $52.54 per share, the closing market price of Acuity Brands stock as of August 31, 2007, the last day of the fiscal year, multiplied by (b) the number of shares that have not vested.

(2)	The number of shares to be awarded for fiscal 2007 performance under the LTIP is not yet determinable. The actual number of shares that will be earned by the named executive officers depends on the achievement of the LTIP performance goals and any negative discretion applied, as discussed under “Compensation Discussion and Analysis.”

(3)	The amounts in this column represent the target payout value for the equity to be awarded for fiscal 2007 performance under the LTIP. The actual payout value that will be earned by the named executive officers depends on the achievement of the LTIP performance goals and any negative discretion applied, as discussed under “Compensation Discussion and Analysis.”

Option Awards Vesting Schedule		Stock Awards Vesting Schedule
Grant Date	Vesting Schedule	Grant Date	Vesting Schedule
9/22/98	1/4 per year beginning one year from grant date	10/24/00	1/4 per year beginning 11/29/04
10/7/99	1/4 per year beginning one year from grant date		1/4 per year beginning 1/20/05
1/5/00	1/4 per year beginning one year from grant date		1/4 per year beginning 11/25/05
12/18/03	1/3 per year beginning one year from grant date		1/4 per year beginning 12/10/05
7/29/05 12/1/05	1/4 per year beginning one year from grant date 1/3 per year beginning one year from grant date	12/18/03	1/2 each two years and four years from grant date 100% four years from grant date (Morgan, Bachmann)
		1/20/04	1/4 per year beginning one year from grant date
		1/6/05	1/4 per year beginning one year from grant date
		12/1/05	1/4 per year beginning one year from grant date
		3/30/06	1/4 per year beginning one year from grant date
		6/6/06	1/4 per year beginning one year from grant date
		6/29/06	1/4 per year beginning one year from grant date
		9/29/06	1/4 per year beginning one year from grant date
		3/1/07	1/4 per year beginning one year from grant date
		6/1/07	1/4 per year beginning one year from grant date
		7/23/07	1/3 per year beginning one year from grant date

Option Exercises and Stock Vested in Fiscal 2007

The following table provides information for the named executive officers on (1) stock option exercises during fiscal 2007, including the number of shares acquired upon exercise and the value realized, and (2) the number of shares acquired upon the vesting of restricted stock awards and the value realized, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
John K. Morgan	97,238	$3,292,197	10,031	$526,742
Mark R. Bachmann	17,686	287,125	6,083	329,859
William A. (Bill) Holl	-0-	-0-	6,250	385,500
Cedric M. Brown	1,292	57,739	553	28,610
C. Francis Whitaker, III	-0-	-0-	288	15,367

(1)	The value realized is the difference between the closing market price on the date of exercise and the exercise price, multiplied by the number of options exercised.

(2)	The value realized is the closing market price on the day the stock awards vest, multiplied by the total number of shares vesting.

Pension Benefits in Fiscal 2007

The table below sets forth information on the supplemental retirement plan and pension benefits for named executive officers under the following plans:

2002 Acuity Brands, Inc. Supplemental Executive Retirement Plan. The 2002 Acuity Brands, Inc. Supplemental Executive Retirement Plan (the 2002 SERP) is an unfunded, nonqualified retirement benefit plan that is offered to executive officers of Acuity Brands to provide retirement benefits above amounts available under Acuity Brands’ tax-qualified defined contribution plans. Benefits payable under the SERP are paid for 180 months commencing on the executive’s normal retirement date, which is defined as retirement at age 60, in a monthly amount equal to 1.6% of the executive’s average annual compensation multiplied by the executive’s years of credited service and divided by 12. Average annual compensation is defined as the average of the executive’s salary and bonus for the three highest consecutive calendar years during the ten years preceding the executive’s retirement, death, or other termination of service. An executive is credited with one year of credited service for each plan year in which the executive serves as an executive officer of Acuity Brands on a fulltime basis. Total years of credited service cannot exceed ten years, although compensation earned after completing ten years of credited service may be counted for purposes of determining the executive’s average annual compensation and accrued benefit under the 2002 SERP. A reduced retirement benefit can commence between ages 55 and 60 if an executive has attained age 55 at the time of his termination. Acuity Brands does not have a policy for granting extra years of credited service under the 2002 SERP, except in connection with a change in control as provided in an executive’s change in control agreement.

Mr. Holl participated in the 2002 SERP for the period during which he served as an executive officer of Acuity Brands. Mr. Holl forfeited his accumulated benefit, which was unvested, in connection with his transfer to a non-executive officer position in July 2007. Messrs. Bachmann, Brown, and Whitaker have not served Acuity Brands in executive officer positions and, therefore, have not participated in the 2002 SERP.

Following the spin-off, Mr. Morgan will no longer participate in the 2002 SERP. Zep does not expect to establish a nonqualified supplemental executive retirement plan for its executive officers, but will sponsor a nonqualified deferred savings plan, which is discussed below.

Former Acuity Brands, Inc Pension Plan C. The Acuity Brands, Inc. Pension Plan C (the Pension Plan) was a qualified defined benefit retirement plan under which additional accruals were frozen effective December 31, 2002, and the assets and liabilities of the Pension Plan were merged into the Pension Plan for Hourly Employees of Emergency Lighting Division of Acuity Lighting Group, Inc. Mr. Bachmann is the only Zep executive officer who was a participant in the Pension Plan. The accrued benefit under the Pension Plan is based on the executive’s final average compensation and credited service as of December 31, 2002. Final average compensation is defined as 1/12th of the average of the participant’s highest three consecutive years of compensation out of his last ten years of compensation. Compensation is determined by the participant’s calendar year earnings as shown in Box 1 of Form W-2, increased for earnings deferred into certain tax-qualified and nonqualified plans of Acuity Brands and decreased for certain other employer contributions or payments that might be included in Box 1 but are not considered as compensation under the Pension Plan. For participants becoming covered by the Pension Plan on or after January 1, 1994, as was Mr. Bachmann, the normal retirement benefit under the Pension Plan is calculated as years of credited service times the sum of 1/2% of final average compensation and 1/2% of final average compensation in excess of covered compensation. The normal form of benefit payment is a single life annuity with 120 payments guaranteed. The normal retirement age as defined in the Pension Plan is age 65. Participants vest in their Pension Plan benefit after five years of credited service.

The amounts reported in the table below equal the present value of the accumulated benefit at May 31, 2007, the date used by our actuaries in determining fiscal year expense. The assumptions used to calculate the present value of the accumulated benefit are described in the footnotes to the table.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
John K. Morgan (1)	2002 SERP	5.75	$552,379	$–0–
Mark R. Bachmann (2)	Pension Plan	6.00	37,690	–0–
William A. (Bill) Holl	NA	NA	NA	NA
Cedric M. Brown	NA	NA	NA	NA
C. Francis Whitaker, III	NA	NA	NA	NA

(1)	Mr. Morgan’s accumulated benefit in the 2002 SERP is based on service and earnings (base salary and bonus, as described above) considered by the 2002 SERP for the period through May 31, 2007. The present value has been calculated assuming Mr. Morgan’s benefit is payable commencing at age 60 and that the benefit is payable in 180 monthly payments as described above. The interest rate assumed in the calculation is 6.00%. The post-retirement mortality assumption is based on the RP2000 mortality table with mortality improvements projected for 5 years. At August 31, 2007, Mr. Morgan is not eligible for an early retirement benefit under the 2002 SERP.

(2)	Mr. Bachmann’s accumulated benefit in the Pension Plan is based on service and earnings (as described above) considered by the Pension Plan for the period through December 31, 2002. The present value has been calculated assuming Mr. Bachmann’s benefit commences at age 65 and that the benefit is payable under the form of annuity described above. The interest rate assumed in the calculation is 6.00%. The post-retirement mortality assumption is based on the RP2000 mortality table with mortality improvements projected for 5 years and collar adjustments. At August 31, 2007, Mr. Bachmann is not eligible for an early retirement benefit under the Pension Plan.

Fiscal 2007 Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation of the named executive officers in fiscal 2007 under the plans described below.

2005 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2005 Acuity Brands, Inc. Supplemental Deferred Savings Plan (the 2005 SDSP) is an unfunded nonqualified plan under which key employees, including the named executive officers, are able to annually defer up to 50% of salary and bonus as cash units. The 2005 SDSP replaced the 2001 SDSP (described below) and is designed to comply with certain new tax law requirements, including Section 409A of the Internal Revenue Code (Section 409A).

Deferred cash units earn interest income on the daily outstanding balance in the account based on the prime rate, an “above-market interest rate” as defined by the SEC. Interest is credited daily and is compounded annually. Contributions made in or after 2005 may be paid in a lump sum or in 10 annual installments at the executive’s election. The executive may direct that his deferrals and related earnings be credited to up to three accounts to be distributed during his employment (in-service accounts). In-service accounts may be distributed in a lump sum or up to ten annual installments no earlier than two years following the last deferral to the account. The executive may change the form of distribution twice during the period up to one year prior to termination or retirement, with the new distribution being delayed at least an additional five years in accordance with Section 409A. Except for the period during which an executive serves as an executive officer of Acuity Brands and is eligible for the 2002 SERP, as discussed above, an executive is eligible for a company match of 25% of his deferrals up to a maximum of 5% of compensation (salary and bonus) and is eligible for a supplemental company contribution of 3% of compensation. Executives vest in company contributions 50% upon attaining age 55 and completing at least five years of service, with vesting thereafter of an additional 10% each year up to 100% with 10 years of service. Vested company contributions are only eligible to be distributed at or following termination.

In connection with the spin-off, Zep expects to implement a nonqualified deferred compensation plan substantially similar to the 2005 SDSP.

2001 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2001 Acuity Brands, Inc. Supplemental Deferred Savings Plan (the 2001 SDSP) covers the same general group of eligible employees and operates in a similar manner to the 2005 SDSP, except that it encompasses executive and company contributions that were vested as of December 31, 2004 and, therefore, are not subject to the provisions of Section 409A. Executive deferrals may be distributed in a lump sum or up to 10 annual installments beginning no sooner than five years following the calendar year of deferral. Company contributions are distributed at or following termination in a lump sum or installments. Executives may not change their existing distribution elections under the 2001 SDSP.

Acuity Brands, Inc. Executives’ Deferred Compensation Plan. The Acuity Brands, Inc. Executives’ Deferred Compensation Plan (the EDCP) is an unfunded nonqualified deferred compensation plan under which additional deferrals and company contributions were frozen effective December 31, 2002. Executives could defer all or a portion of their bonus to the plan and receive a dollar-for-dollar company match of up to $5,000, depending on the position of the executive. Executive deferrals and company contributions earn an above-market rate of interest based on the prime rate less a specified percent depending on the prime rate, with semi-annual compounding. Executives’ balances are payable in a lump sum or up to ten annual installments. Executives may not change their existing distribution elections under the EDCP. Messrs. Morgan and Bachmann are the only Zep executive officers who are participants in the EDCP.

Acuity Brands, Inc. Senior Management Benefit Plan. The Acuity Brands, Inc. Senior Management Benefit Plan (the SMBP) is an unfunded nonqualified deferred compensation plan implemented in September 1985 and under which executive deferrals were completed in 1996. Executives could defer up to 25% of base salary and 25% of bonus, but not less than $2,500 per plan year, in equal annual installments over a period of either four and/or eight consecutive years. Executives’ deferrals earn interest at the Moody’s average corporate bond rate plus 300 basis points (Moody’s plus 3) compounded annually. Executives who retire on or after attaining age 65 are guaranteed a retirement account balance equal to their deferrals plus interest at 11% compounded annually to the benefit commencement date. Retirement balances are paid, at the executive’s election, in a lump sum or in monthly, quarterly, or annual installments over 15 years beginning on or after termination. The amount of the installment payment is determined by amortizing the executive’s account balance at his benefit commencement date over the 15-year period based on an annual interest rate of Moody’s plus 3, with the rate and payments adjusted annually over the remaining payment term. Mr. Morgan is the only Zep executive officer who is a participant in the SMBP.

Mr. Whitaker was not eligible to participate in any of the deferred compensation plans in fiscal 2007.

Name	Plan	Executive Contributions in Last Fiscal Year ($)(1)(2)	Registrant Contributions in Last Fiscal Year ($)(2)(3)	Aggregate Earnings in Last Fiscal Year ($)(2)(4)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(5)
John K. Morgan	2005 SDSP 2001 SDSP SMBP EDCP	$–0– –0– –0– –0–	$–0– –0– –0– –0–	$15,612 4,363 42,637 378	$–0– 21,665 –0– –0–	$204,677 49,884 430,248 6,283

Mark R. Bachmann	2005 SDSP 2001 SDSP EDCP	63,551 –0– –0–	38,535 –0– –0–	26,267 9,218 1,373	–0– 9,075 12,267	377,369 117,783 21,664

William A. (Bill) Holl	2005 SDSP	190,000	–0–	11,108	–0–	233,093

Cedric M. Brown	2005 SDSP	41,177	17,496	38,897	–0–	277,672

C. Francis Whitaker, III	NA	NA	NA	NA	NA	NA

(1)	Amounts shown in this column are also reported as “Salary” in the Fiscal 2007 Summary Compensation Table.

(2)	Executives’ contributions and related earnings are 100% vested. Company contributions and related earnings become vested in accordance with the terms of the plan or upon a change in control of Acuity Brands.

(3)	Amounts shown in this column are also reported as “All Other Compensation” in the Fiscal 2007 Summary Compensation Table.

(4)	The above-market portion of the amounts shown in this column is also reported as “Change in Pension Value and Nonqualified Deferred Compensation Earnings” in the Fiscal 2007 Summary Compensation Table. Above-market earnings, as defined by the SEC, were $5,772 for Mr. Morgan, $10,133 for Mr. Bachmann, $3,406 for Mr. Holl, and $5,519 for Mr. Brown.

(5)	For Mr. Morgan, $29,609 of the amount shown in this column was previously reported as salary in prior years’ summary compensation tables.

Employment Contracts

Pursuant to Acuity Brands’ employment agreement with Mr. Morgan (which will be assumed by Zep), effective as of July 23, 2007, he became entitled to receive an annual salary of $500,000 upon becoming President and Chief Executive Officer of Acuity Specialty Products, a target annual incentive opportunity as a percentage of base salary under the Annual Incentive Plan for fiscal 2007 and future years, a restricted stock award of 15,810 shares on the effective date of the agreement, an additional equity award valued at not less than $1,500,000 within 30 days of the distribution date, and a target long-term incentive opportunity as a percentage of base salary under the LTIP for fiscal 2007 and future years. The employment agreement also provides that, in the event actions of Zep cause payments to Mr. Morgan not to be in compliance with Section 409A Zep will reimburse Mr. Morgan for any additional taxes, penalties, or interest resulting from the non-compliance.

In addition to participation in employee benefit plans and perquisites afforded to executives at his level, coverage in the 2002 SERP, participation in the 2005 SDSP, and coverage under Acuity Brands’ director and officer liability insurance, Mr. Morgan is a party to a severance agreement and a change in control agreement as described below. In connection with the assumption of the agreement by Zep, certain plans referenced in Mr. Morgan’s agreement will be replaced by Zep plans following the spin-off. Further, consistent with his prior agreement, with certain restrictions, Mr. Morgan would be entitled to a retention bonus payment of $500,000 should Acuity Brands name a president other than Mr. Morgan or Mr. Nagel, Acuity Brands’ current Chairman, President, and Chief Executive Officer, within the period beginning with the effective date of the agreement and ending on the earlier of the distribution date or August 24, 2008, provided Mr. Morgan remains an employee of Acuity Brands for a period of six months following such appointment.

Pursuant to Acuity Specialty Products’ employment agreement with Mr. Holl (which will be assumed by Zep), effective as of July 23, 2007, he became entitled to receive an annual salary of $380,000 upon becoming Executive Vice President and Chief Commercial Officer of Acuity Specialty Products, an annual bonus at target level under the Annual Incentive Plan for fiscal 2007 notwithstanding the level of performance, a target annual incentive opportunity as a percentage of base salary under the Annual Incentive Plan for future fiscal years, an equity award valued at approximately $1,140,000 within 30 days of the distribution date, and a target long-term incentive opportunity as a percentage of base salary under the LTIP. The employment agreement also provides that during the first twelve months following the date of the spin-off, upon termination by Zep (other than for death, disability, or cause) or voluntary termination by Mr. Holl, Mr. Holl is entitled to the greater of (1) a lump sum payment of $285,000 or (2) the benefits provided under any severance, change in control, or other agreement with Zep. Mr. Holl also agreed to the cancellation of certain unvested restricted stock prior to the spin-off and he will receive an additional award of restricted stock after the date of the spin-off. In addition to participation in employee benefit plans and perquisites afforded to executives at his level, participation in the

2005 SDSP, and coverage under Acuity Brands’ director and officer liability insurance, Mr. Holl is a party to a severance agreement and a change in control agreement as described below.

Although there are no written employment agreements with the other named executive officers, the remaining named executive officers have compensation arrangements that provide for an annual base salary, target incentive opportunities as a percentage of base salary in the annual and long-term incentive plans, participation in employee benefit plans and perquisites afforded to executives at their level, and participation in the 2005 SDSP. In addition, they are or will be parties to severance agreements and change in control agreements as described below.

Potential Payments upon Termination

Following the spin-off, Zep will enter into severance agreements and change in control agreements with its named executive officers. While the named executive officers may be entitled to payments and benefits under several agreements or arrangements, the agreements or arrangements contain provisions that prohibit the duplication of payments and benefits.

Severance Agreements

The severance agreements for the named executive officers will provide the following benefits in the event the executive’s employment (1) is involuntarily terminated by Zep without cause or (2) is terminated by the officer for good reason after a change in control of Zep (as each such term is defined in the severance agreement), for the terms set forth in the table below:

•	monthly severance payments for the severance period in an amount equal to the executive’s then current base salary rate;

•	continuation of healthcare and life insurance coverage for the severance period;

•	outplacement services not to exceed 10% of base salary;

•	a pro rata bonus in the year of termination;

•	accelerated vesting of any performance-based restricted stock for which performance targets have been achieved; and

•	vesting of time-vesting restricted stock as provided in the related award agreements.

Under the severance agreements, the involuntary termination of an executive by the company for the following reasons constitutes a termination for cause:

•	termination is the result of an act or acts by the executive which have been found in an applicable court of law to constitute a felony (other than traffic-related offenses);

•

termination is the result of an act or acts by the executive which are in the good faith judgment of Zep to be in violation of law or of written policies of Zep and which result in material injury to Zep;

•

termination is the result of an act or acts of dishonesty by the executive resulting or intended to result directly or indirectly in gain or personal enrichment to the executive at the expense of Zep; or

•	the continued failure by the executive substantially to perform the duties reasonably assigned to him, after a demand in writing for substantial performance of such duties is delivered by Zep.

Under the severance agreements, a good reason for termination by an executive of his employment with the company means the occurrence during the two-year term after a change in control (without the executive’s express consent) of any of the following acts by Zep which has not been corrected within 30 days after written notice is given to Zep by the executive:

•	an adverse change in the executive’s title or position in the company from the executive’s title or position immediately prior to the change in control which represents a demotion;

•

the company’s requiring the executive to be based more than 50 miles from the primary workplace where the executive is based immediately prior to the change in control, except for reasonably required travel on Zep’s business which is not significantly greater than such travel requirements prior to the change in control;

•

a reduction in base salary and target bonus opportunity (not the bonus actually earned) below the level in effect immediately prior to the change in control, unless such reduction is consistent with reductions being made at the same time for other officers of Zep in comparable positions;

•

a material reduction in the aggregate benefits provided to the executive by Zep under its employee benefits plans immediately prior to the change in control, except in connection with a reduction in benefits which is consistent with reductions being made at the same time for other officers of Zep in comparable positions;

•	an insolvency or bankruptcy filing by Zep; or

•	a material breach by the company of the severance agreement.

Mr. Morgan’s severance agreement also provides for:

•	continued vesting during the severance period of unvested stock options;

•	exercisability of vested stock options and stock options that vest during the severance period for the shorter of the remaining exercise term or the length of the severance period;

•	accelerated vesting during the severance period of restricted stock that is not performance-based, on a monthly pro rata basis determined from the date of grant to the end of the severance period;

•	continued vesting during the severance period of performance-based restricted stock for which performance targets are achieved and vesting begins during the severance period;

•	continued accrual during the severance period of credited service under the 2002 SERP; and

•

immediate vesting of the matching and supplemental subaccounts under the 2001 SDSP and 2005 SDSP (the SDSPs) (which would otherwise be forfeited upon Mr. Morgan’s termination prior to attaining age 55), with distribution from the SDSPs at the end of the severance period.

The severance agreements also contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition, and are subject to the execution of a release. Zep will pay reasonable legal fees and related expenses incurred by an executive who is successful to a significant extent in enforcing his rights under the severance agreements. The severance agreements are effective for a rolling two-year term, which will automatically extend each day for an additional day unless terminated by either party, in which case they will continue for two years after the notice of termination or for three years following a change in control.

Named executive officers of Zep would have received the payments and benefits quantified in the table below in the event of their termination by Zep without cause or by the executive for good reason following a change in control, assuming the termination occurred on August 31, 2007. The closing price per share of Acuity Brands common stock on August 31, 2007 was $52.54.

Name	Term in Months	Base Salary ($)(1)	Annual Bonus at Target ($)(2)	Welfare Plan Continua- tion ($)(1)(3)	Outplace- ment (maximum 10% of salary) ($)	Additional Credit in SERP ($)(4)	Registrant Contribu- tions to SDSP’s ($)	Value Realized on Accelerated Unvested Equity Awards ($)(5)	Total ($)
John K. Morgan	24	$1,000,000	$650,000	$19,134	$50,000	$493,348	$204,677	$6,172,140	$8,589,299
Mark R. Bachmann	18	435,000	130,524	18,126	29,005	–0–	–0–	79,232	691,887
William A. (Bill) Holl	18	570,000	456,000	13,483	38,000	–0–	–0–	–0–	1,077,483
Cedric M. Brown	12	200,000	80,000	11,731	20,000	–0–	–0–	–0–	311,731
C. Francis Whitaker, III	12	170,000	68,000	10,024	17,000	–0–	–0–	–0–	265,024

(1)	The salary and welfare continuation payments are made on a monthly basis during the severance period. A six-month distribution delay may be required for key employees in accordance with Section 409A.

(2)	The pro rata bonus is for the fiscal year in which the severance occurs. For a severance that occurred on August 31, 2007, the pro rata bonus would be the target bonus for fiscal 2007 under the Annual Incentive Plan.

(3)	Zep is required to continue covered welfare plan premium payments for the severance period.

(4)	Mr. Morgan’s agreement with Acuity Brands provides for additional credited service in the 2002 SERP equal to the severance period.

(5)	The value realized on unvested equity awards represents the difference (or spread) between the fair market value of unvested awards at August 31, 2007, using Acuity Brands’ closing price of $52.54 (less the exercise price of unvested options).

The table above does not include amounts that the executives would be entitled to receive that are already described in the compensation tables, including:

•	the value of equity awards that are already vested;

•	the amounts payable under defined benefit pension plans; and

•	amounts previously deferred into the deferred compensation plans.

Change in Control Agreements

It is intended that change in control agreements will provide the named executive officers some measure of security against the possibility of employment loss that may result following a change in control of Zep in order that they may devote their energies to meeting the business objectives and needs of Zep and its stockholders.

The change in control agreements are effective for a rolling two-year term, which will automatically extend each day for an additional day unless terminated by either party. However, the term of the change in control agreements will not expire during a threatened change in control period (as defined in the change in control agreements) or prior to the expiration of 24 months following a change in control. The change in control agreements provide two types of potential benefits to executives:

1.	Upon a change in control, all restrictions on any outstanding incentive awards will lapse and the awards will immediately become fully vested, all outstanding stock options will become fully vested and immediately exercisable, and Zep may be required to immediately purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon exercise of options. The cash-out option for restricted shares and stock options varies and is dependent upon the date of the award agreement.

2.	If the employment of the named executive officer is terminated within 24 months following a change in control or in certain other instances in connection with a change in control (a) by Zep other than for cause or disability or (b) by the officer for good reason (as each term is defined in the change in control agreement), the officer will be entitled to receive:

•	a pro rata bonus for the year of termination;

•

a lump sum cash payment equal to a multiple of the sum of his base salary and bonus (in each case at least equal to his base salary and bonus prior to a change in control), subject to certain adjustments;

•	continuation of life insurance, disability, medical, dental, and hospitalization benefits for the specified term; and

•	for Mr. Morgan, a cash payment representing 36 additional months participation in the company’s qualified or nonqualified deferred compensation plans.

The change in control agreements for each of Messrs. Morgan, Bachmann, and Holl provide or will provide that Zep will make an additional “gross-up payment” to offset fully the effect of any excise tax imposed under Section 4999 of the Internal Revenue Code, on any payment made to him arising out of or in connection with his employment. In addition, Zep will pay all legal fees and related expenses incurred by the officer arising out of any disputes related to his termination of employment or claims under the change in control agreement if, in general, the circumstances for which he has retained legal counsel occurred on or after a change in control.

A change in control includes:

•	the acquisition of 20% or more of the combined voting power of Zep’s then outstanding voting securities;

•

a change in more than one-third of the members of Zep’s board of directors who were either members as of the distribution date or were nominated or elected by a vote of two-thirds of those members or members so approved;

•

a merger or consolidation involving Zep through which the stockholders of Zep no longer hold more than 60% of the combined voting power of the outstanding voting securities of Zep resulting from the merger or consolidation in substantially the same proportion as prior to the merger or consolidation; or

•	a complete liquidation or dissolution of Zep or the sale or other disposition of all or substantially all of the assets of Zep.

Under the change in control agreements, a termination for cause is a termination evidenced by a resolution adopted by two-thirds of the board that the executive:

•

intentionally and continually failed to substantially perform his duties with Zep which failure continued for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the executive specifying the manner in which the executive has failed to substantially perform; or

•	intentionally engaged in conduct which is demonstrably and materially injurious to Zep, monetarily or otherwise

The executive will not be terminated for cause until he has received a copy of a written notice setting forth the misconduct described above and until he has been given an opportunity to be heard by the board.

Under the change in control agreements, disability has the meaning ascribed to such term in Zep’s long-term disability plan or policy covering the executive, or in the absence of such plan or policy, a meaning consistent with Section 22(e)(3) of the Internal Revenue Code.

Under the change in control agreements, good reason means the occurrence of any of the following events or conditions in connection with a change in control:

•

any change in the executive’s status, title, position or responsibilities which, in the executive’s reasonable judgment, represents an adverse change from his status, title, position or responsibilities as in effect immediately prior; the assignment to the executive of any duties or responsibilities which, in the executive’s reasonable judgment, are inconsistent with his status, title, position or responsibilities; or any removal of the executive from or failure to reappoint or reelect him to any of such offices or positions, except in connection with the termination of his employment for disability, cause, as a result of his death or by the executive other than for good reason;

•	a reduction in the executive’s base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due;

•

a failure to increase the executive’s base salary at least annually at a percentage of base salary no less than the average percentage increases (other than increases resulting from the executive’s promotion) granted to the executive during the three full years ended prior to a change in control (or such lesser number of full years during which the executive was employed);

•

Zep’s requiring the executive to be based more than 50 miles from the primary workplace where the executive is based immediately prior to the change in control except for reasonably required travel on Zep’s business which is not greater than such travel requirements prior to the change in control;

•

the failure by Zep (1) to continue in effect any compensation or employee benefit plan in which the executive was participating immediately prior to the change in control or (2) to provide the executive with compensation and benefits, in the aggregate, at least equal to those provided for under each other compensation or employee benefit plan, program and practice as in effect immediately prior to the change in control; and

•	the insolvency or the filing of a petition for bankruptcy of Zep;

Named executive officers of Zep would have received the payments and benefits quantified in the table below, assuming a change in control occurred on August 31, 2007. The closing price per share of Acuity Brands common stock on August 31, 2007 was $52.54.

Name	Multiple	Salary & Bonus ($)(1)	Welfare Plans ($)	Company Contribu- tions to 2002 SERP, 401(k), SDSP and EDCP ($)(2)	Excise Tax Gross-Up ($)(3)	Value Realized on Accelerated Unvested Equity Awards ($)(4)	Total ($)
John K. Morgan	3 X	$4,500,000	$28,701	$913,913	$2,684,654	$6,172,140	$14,299,408
Mark R. Bachmann	1.5 X	630,865	18,126	285,491	-0-	994,532	1,929,014
William A. (Bill) Holl	2 X	1,216,000	17,977	16,200	645,762	1,116,477	3,012,416
Cedric M. Brown	1.5 X	439,454	17,597	115,119	-0-	251,934	824,104
C. Francis Whitaker, III	1.5 X	382,500	15,036	21,600	-0-	129,461	548,597

(1)	Represents salary plus highest of current year bonus, prior year bonus, or average of bonus for last three years.

(2)	Represents the present value of additional credited service or annual company contributions in the referenced plans equal to the number of months associated with the multiple and unvested company contributions in deferred compensation plans that vest upon a change in control, as follows:

Name	Additional Company Contributions	Unvested Company Contributions
John K. Morgan	$706,094	$207,819
Mark R. Bachmann	47,374	238,117
William A. (Bill) Holl	16,200	—
Cedric M. Brown	23,309	91,810
C. Francis Whitaker, III	21,600	—

(3)	The excise tax gross-up is calculated assuming the excise tax rate of 20% of the excess of the value of the change in control payments over the executive’s average W-2 earnings for the last five calendar years. The excise tax gross-up is based on an assumed effective aggregate tax rate of 36% for the executive. The estimated tax gross-up payment has been calculated assuming no value is assigned to the non-compete and other restrictive covenants that may apply to the executive. Upon a change in control and termination of the executive’s employment, we expect to assign a portion of the amount paid to the executive as value for the restrictive covenants, which would decrease the total parachute payments and the amount of the excise tax gross-up.

(4)	The value realized on unvested equity awards represents the difference between the fair market value of unvested awards at August 31, 2007, using Acuity Brands’ closing price of $52.54 (less the exercise price of unvested options).

The table above does not include amounts that the executives would be entitled to receive that are already described in the compensation tables above, including:

•	the value of equity awards that are already vested;

•	the amounts payable under defined benefit pension plans; and

•	amounts previously deferred into the deferred compensation plans.

Equity Award Agreements

In addition to the accelerated vesting in the event of a change in control, equity award agreements generally provide for accelerated vesting as a result of the following events.

•	Death/Disability. Stock options vest and are exercisable to the earlier of the expiration date or one year after event. Restricted shares vest immediately.

•

Retirement at Age 65. For Mr. Morgan, options granted in December 2003 continue to vest and are exercisable to the earlier of the expiration date or five years after retirement, and for options granted on or after December 2005, vested options are exercisable to the earlier of the expiration date or five years after retirement. For Mr. Bachmann, vested options are exercisable to the earlier of the expiration date or three years after retirement. Messrs. Holl, Brown, and Whitaker do not have outstanding stock options. For performance-based restricted stock awards granted in October 2000 through January 2005, vesting continues subject to restrictive covenants. For restricted stock awards granted in December 2005 and later, unvested shares are forfeited.

•

Early Retirement (Between Ages 55 and 65). For Mr. Morgan, options granted in December 2003 continue to vest and are exercisable to the earlier of the expiration date or five years after retirement and for options granted on or after December 2005, vested options are exercisable to the earlier of the expiration date or five years after retirement. For Mr. Bachmann, vested options are exercisable to the earlier of the expiration date or three years after retirement. Messrs. Holl, Brown, and Whitaker do not have outstanding stock options. For performance-based restricted stock awards granted in October 2000 through January 2005, vesting continues subject to restrictive covenants. For restricted stock awards granted in December 2005 and later, unvested shares are forfeited.

The amounts that would vest for each named executive officer as a result of these events are the same as the amounts shown in the table above in the column “Value Realized on Accelerated Unvested Equity Awards.”

Deferred Compensation Plans

In addition to the vesting of company contributions to deferred compensation plans in the event of a change in control, company contributions vest and are payable upon death or total and permanent disability. The amounts that would vest for each named executive officer as a result of these events are the same as the amounts shown in the table above in the column “Company Contributions to 2002 SERP, 401(k), SDSP and ECDP” and in footnote 2 to that column.

BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK

Security Ownership of Directors and Executive Officers

All of our outstanding shares are, and immediately prior to the distribution will be, held beneficially and of record by Acuity Brands and none of our directors or executives own any of our shares. The following table sets forth the Acuity Brands common stock and options to purchase Acuity Brands common stock held by directors, each of our “named executive officers” (as defined below) and all of our directors and executive officers as a group, as of August 31, 2007, and the number of shares of our common stock that will be held by such persons immediately upon completion of the distribution, assuming there are no changes in each person’s holdings of Acuity Brands common stock since August 31, 2007 and based on our estimates as of August 31, 2007 using an expected distribution ratio of one share of our common stock for every two shares of Acuity Brands common stock, with no fractional shares. We expect to determine the composition of our board of directors before the Acuity Brands board of directors declares the distribution and the following table will be updated at the time of such determination.

	Acuity Brands Shares			Zep Shares
Name	Shares of Common Stock Beneficially Owned(1)(2)(3)	Percent of Shares Outstanding(4)	Share Units Held in Corporation Plans(5)	Shares of Common Stock Beneficially Owned(1)(6)(7)	Percent of Shares Outstanding(8)	Share Units Held in Corporation Plans(5)
Mark R. Bachmann	79,806	*		127,457	*
Cedric M. Brown	8,560	*	1,802	4,279	*
J. Veronica Biggins	0	*		0	*
Earnest W. Deavenport, Jr.	7,119	*	17,693	559	*
William A. (Bill) Holl	25,472	*		12,736	*
John K. Morgan	266,158	*		63,222	*
Kenyon W. Murphy	52,894	*	17,748	17,113	*
Sidney J. Nurkin	0	*		0	*
Joseph Squicciarino	0	*		0	*
C. Francis Whitaker, III	2,796	*		1,398	*
All directors and executive officers as a group (10 persons)	442,805	1.0%	37,243	226,764	1.0%
Wellington Management Company LLP(10)	2,398,274	5.5%		1,199,137	5.5%
Barclays Global Investors, N.A.(11)	2,282,255	5.3%		1,141,128	5.3%

*	Represents less than one percent of the respective corporation’s common stock.

(1)	Subject to applicable community property laws and, except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to all shares shown.

(2)	Includes shares that may be acquired within 60 days of August 31, 2007 upon exercise of employee and director stock options. Options are included for the following individuals: Mr. Bachmann, 26,940 shares; Mr. Deavenport, 6,000 shares; Mr. Morgan, 139,714 shares; Mr. Murphy, 18,667 shares; and all directors and executive officers as a group, 191,321 shares.

(3)	Includes performance-based and time-vesting restricted shares granted under the Acuity Brands’ Long-Term Incentive Plan, portions of which vest in September 2007 through 2010, November 2007 and 2008, December 2007 through 2009, January 2008 and 2009, March 2008 and 2009, June 2008 through 2010, and July 2008 through 2010. The executives have sole voting power over these restricted shares, except as indicated below. Restricted shares are included for the following individuals: Mr. Bachmann, 18,929 shares; Mr. Brown, 4,795 shares; Mr. Holl, 21,250 shares; Mr. Morgan, 79,820 shares; Mr. Murphy, 22,856 shares; Mr. Whitaker, 2,464 shares; and all directors and executive officers as a group, 150,114 shares.

(4)	Based on an aggregate of 43,314,625 shares of Acuity Brands common stock issued and outstanding as of August 31, 2007.

(5)	Includes deferred share units held by Mr. Deavenport in Acuity Brands’ Nonemployee Directors’ Deferred Compensation Plan and deferred share units held by Mr. Brown and Mr. Murphy in the Acuity Brands deferred compensation plan. Deferred share units are considered for purposes of compliance with Acuity Brands’ share ownership requirement. The Acuity Brands deferred share units held in deferred compensation plans will not be converted to Zep deferred share units.

(6)	Includes converted Zep shares that may be acquired within 60 days of August 31, 2007 upon exercise of employee stock options. Options are included for the following individuals: Mr. Bachmann, 101,025 shares; and all directors and executive officers as a group, 101,025 shares. Mr. Deavenport’s and Mr. Morgan’s vested stock options and Mr. Murphy’s vested and unvested stock options will not be converted to Zep stock options.

(7)	Includes restricted shares received in the distribution on a one-for-two basis for performance-based and time-vesting restricted shares granted under Acuity Brands’ Long-Term Incentive Plan, portions of which vest in September 2007 through 2010, November 2007 and 2008, December 2007 through 2009, January 2008 and 2009, March 2008 and 2009, June 2008 through 2010, and July 2008 through 2010. The executives have sole voting power over these restricted shares. Restricted shares are included for the following individuals: Mr. Bachmann, 9,464 shares; Mr. Brown, 2,397 shares; Mr. Holl, 10,625 shares; Mr. Morgan, 39,910 shares; Mr. Murphy, 11,428 shares; Mr. Whitaker, 1,232 shares; and all directors and executive officers as a group, 75,056 shares.

(8)	Based on an aggregate of 43,314,625 shares of Acuity Brands common stock issued and outstanding as of August 31, 2007 converted to Zep common stock on a one-for-two basis.

(9)	For information regarding the treatment of equity awards in connection with the spin-off, see “The Spin-Off—Treatment of Stock Options and Restricted Stock” on page 34. For information regarding the treatment of deferred stock units in connection with the spin-off, see “Relationship Between Acuity Brands and Us Following the Spin-off—Employee Benefits Agreement, Deferred Compensation Plans” and “Management—Deferred Compensation Plan, Award Plan for Directors.”

(10)	This information is based on a Form 13F filed with the SEC by Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02109, on August 14, 2007 containing information as of June 30, 2007.

(11)	This information is based on a Form 13F filed with the SEC by Barclays Global Investors, N.A., 45 Fremont Street, San Francisco, California 94105, on August 9, 2007 containing information as of June 30, 2007.

DESCRIPTION OF CAPITAL STOCK

Sales of Unregistered Securities

In connection with our incorporation, we issued 100 shares of Zep common stock, par value $0.01 per share, to Acuity Brands in consideration of an aggregate capital contribution of $100 by Acuity Brands. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

Authorized Capital Stock

Under our certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 550,000,000, of which 500,000,000 are shares of common stock, par value $.01 per share, and 50,000,000 are shares of preferred stock, par value $.01 per share. Based on the number of Acuity Brands shares outstanding on October 1, approximately 21,557,865 shares of Zep common stock will be issued to stockholders of Acuity Brands on the distribution date, though the actual number of shares of Zep common stock to be issued will be determined as of the record date. All of the shares of Zep common stock to be distributed to Acuity Brands stockholders in the spin-off will be fully paid and non-assessable. No shares of preferred stock have been issued, although shares of preferred stock have been reserved for issuance under our rights agreement (as defined below).

The following summary of certain terms of Zep capital stock describes material provisions of our certificate of incorporation and our bylaws, the forms of which are included as exhibits to our registration statement on Form 10. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our bylaws, and by applicable provisions of law.

Common Stock

The holders of shares of Zep common stock will be entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of our preferred stock. There are no cumulative voting rights. Accordingly, the holders of a plurality of shares of Zep common stock voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our board of directors, the holders of shares of Zep common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefore, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. See “Dividend Policies” on page 48.

Preferred Stock

Our board of directors is authorized without further stockholder approval (except as may be required by applicable law or the regulations promulgated on any exchange on which our securities are listed) to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations, or restrictions, as are stated in the resolution adopted by our board of directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. The terms and rights of any such series may include:

•	the designation of the series,

•

the number of shares of the series, which number the board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding,

•

whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

•

the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,

•	the redemption rights and prices, if any, for shares of the series,

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

•	the amounts payable on and the preferences, if any, of shares of the series in the event of our voluntary or involuntary liquidation, dissolution, or winding up,

•

whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

•	restrictions on the issuance of shares of the same series or of any other class or series,

•	the voting rights, if any, of the holders of the shares of the series, and

•	any other relative rights, preferences, and limitations of such series.

Should our board of directors elect to exercise this authority, the rights and privileges of holders of shares of Zep common stock could be made subject to the rights and privileges of any such series of preferred stock. Presently, we have no plans to issue any preferred stock, except that our Stockholder Protection Rights Agreement, which we refer to as the rights agreement, provides for the issuance of shares of participating preferred stock under the circumstances specified in the rights agreement, upon exercise or exchange of rights issued thereunder.

No Preemptive Rights

No holder of any Zep stock of any class authorized at the distribution date will have any preemptive right to subscribe to any of our securities of any kind or class.

Transfer Agent and Registrar

The transfer agent and registrar for Zep common stock immediately following the spin-off will be BNY Mellon Shareowner Services.

Listing

We have submitted an application to list the shares of Zep common stock that you will receive in the spin-off on the New York Stock Exchange under the symbol “ZEP.”

CERTAIN ANTI-TAKEOVER PROVISIONS

OF OUR CERTIFICATE OF INCORPORATION, BYLAWS,

RIGHTS AGREEMENT, AND DELAWARE LAW

General

Our certificate of incorporation, our bylaws, the rights agreement, and the Delaware General Corporation Law contain certain provisions that could (1) delay or make more difficult some transactions involving an actual or potential change of control of Zep (2) may limit the ability of stockholders to remove current directors or management or approve a transaction that a majority of our stockholders may deem to be in their best interests and, (3) could adversely affect the price of Zep common stock. These provisions have been implemented to enable us, particularly (but not exclusively) in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner which will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of us and our stockholders. In addition, certain provisions of the tax disaffiliation agreement to be entered into by Acuity Brands and us may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Zep prior to the second anniversary of the distribution date. See “Relationship Between Acuity Brands and Us Following the Spin-off—Tax Disaffiliation Agreement” on page 42. Set forth below is a description of the provisions contained in our certificate of incorporation and bylaws, the rights agreement, and the Delaware General Corporation Law that could impede or delay an acquisition of control of Zep that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws, and the rights agreement, the forms of which are included as exhibits to our registration statement on Form 10, as well as the Delaware General Corporation Law.

Classified Board of Directors

Our certificate of incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See “Management—Board of Directors” on page 85.

This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date on which the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Filling Vacancies

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that the directors may be removed by stockholders only both for cause and by the affirmative vote of at least 80% of the shares entitled to vote.

Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Stockholder Action

Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and that stockholders may not act by written consent. Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by our board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.

Advance Notice for Stockholder Proposals or Nominations at Meetings

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, nominations of persons for election to the board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders:

•	pursuant to our notice with respect to such meeting;

•	by or at the direction of the board of directors; or

•

by any stockholder of record of Zep common stock who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting and who has complied with our notice procedures.

Additionally, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (1) by or at the direction of the board of directors or (2) by any stockholder of record of Zep common stock who is a stockholder of record at the time of the giving of notice for the special meeting, who is entitled to vote at the meeting and who has complied with our notice procedures.

For nominations or other business to be properly brought before an annual or special meeting by a stockholder:

•	the stockholder must have given timely notice in writing to the our secretary;

•	such business must be a proper matter for stockholder action under the Delaware General Corporation Law;

•

if the stockholder, or the beneficial owner on whose behalf the proposal or nomination is made, has provided us with a notice meeting certain criteria established in our bylaws, as described below, the stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of our voting shares required under applicable law to carry the proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of our voting shares reasonably believed by the stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by the stockholder, and must, in either case, have included the notice in such materials; and

•

if no notice relating to the proposal has been timely provided, the stockholder or beneficial owner proposing the business or nomination must not have solicited a number of proxies sufficient to have required the delivery of the notice.

For an annual meeting, to be timely, a stockholder’s notice must be delivered to our secretary at our principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of:

•	the 90th day prior to the date of the annual meeting; or

•	the 10th day following the day on which public announcement of the date of the annual meeting is first made.

For a special meeting, to be timely, a stockholder’s notice must be delivered to our secretary at our principal executive offices not later than the close of business on the later of (1) the 90th day prior to the special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at the special meeting.

A stockholder’s notice must set forth:

•

as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to that person as would be required to be disclosed in solicitations of proxies for the election of the nominees as directors pursuant to Regulation 14A under the Exchange Act and that person’s written consent to serve as a director if elected;

•

as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business, the reasons for conducting the business at the meeting and any material interest in the business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•

as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of the stockholder, as they appear on our books, and of the beneficial owner, (2) the class and number of shares of Zep stock that are owned beneficially and of record by the stockholder and the beneficial owner, and (3) whether either the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of our voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of our voting shares to elect the nominee or nominees.

In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by us at least 55 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders, a stockholder’s notice required by our bylaws also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to the secretary at our principal executive offices not later than the close of business on the 10th day following the day on which we first make the public announcement.

Only persons nominated in accordance with the procedures set forth in our bylaws are eligible to serve as directors and only such business may be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in our bylaws. The chairman of an annual or special meeting will have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in our bylaws and, if any proposed nomination or business is not in compliance with our bylaws, to declare that such defectively proposed business or nomination may not be presented for stockholder action at the meeting and is to be disregarded.

Amendments to Bylaws

Our certificate of incorporation provides that only our board of directors or the holders of 80% of the shares of our capital stock entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on the proposal, with the exception of certain provisions of our certificate of incorporation which require a vote of 80% or more of the voting power.

Fair Price Provision

Our certificate of incorporation contains certain requirements for business combinations between us and any stockholders owning 5% or more of our voting shares. A majority of the shares of Zep voting stock, other than those shares owned by such a stockholder, are required to approve the transaction unless:

•

our board of directors approved the business combination prior to the time the stockholder became an owner of 5% or more of our voting shares, or approved it later if a majority of the directors voting to approve the transaction were members of the board of directors prior to the time the stockholder became an owner of 5% or more of our voting shares; or

•	(1) the consideration paid by the stockholder in exchange for the shares held by our other stockholders has a fair market value per share of not less than either:

(a) the highest price per share paid by the stockholder in acquiring any of Zep stock, or

(b) a price per share equal to (x) our aggregate earnings per share for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes or consents on the business combination, multiplied by (y) the figure obtained by dividing the highest price per share paid by the stockholder in acquiring any of our stock by our earnings per share for the four full consecutive fiscal quarters immediately preceding the time when the stockholder became an owner of 5% or more of our voting shares, and

•

(2) there has been no significant reduction in our dividend rate subsequent to the time the stockholder acquired 5% or more of our voting shares, unless the reduction was approved by our board of directors and a majority of the directors approving the reduction were members of the board prior to the time the stockholder acquired a 5% position. Our fair price provision may be amended only by the affirmative vote or consent of the holders of a majority of the shares of our voting stock, excluding those shares owned by a stockholder owning 5% or more of Zep voting shares.

Preferred Stock

Our certificate of incorporation authorizes our board of directors by resolution to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series.

We believe that the availability of the preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having the authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of Zep common stock, will be available for issuance without further action by our stockholders, unless that action is required by applicable law or the rules of any stock exchange on which our securities are listed. Although our board of directors has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block the transaction. See “—Stockholder Protection Rights Agreement” below.

Stockholder Protection Rights Agreement

Each share of Zep common stock has attached to it one right to purchase, on or after the date on which the rights separate from the common stock, as described below, one one-hundredth of a share of participating preferred stock, par value $.01 per share, for an exercise price which will be established by our board of directors prior to the spin-off, which price will be subject to future adjustment. Initially, the rights are not exercisable and will be attached to all certificates representing shares of Zep common stock, and no separate certificate representing rights will be distributed. The rights will separate from the common stock, and the rights distribution date will occur, upon the earlier of:

•

the first date of a public announcement by us that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the rights to acquire, beneficial ownership of 15% or more of the outstanding shares of Zep common stock; or

•

10 business days (or such later date as our board of directors may from time to time fix by resolution adopted prior to the time of separation that would otherwise have occurred) following the commencement of or public announcement of the intention to commence a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common stock.

A person who is the beneficial owner of 15% or more of Zep’s outstanding shares on the date of the rights agreement or a person who became the beneficial owner of 15% or more of Zep’s outstanding shares solely as a result of an acquisition of Zep common stock by us, until the time that the person acquires additional shares of Zep common stock other than through a dividend or stock split, will not be deemed an acquiring person.

The rights agreement provides that, until the rights separate from the common stock, the rights will be transferred with and only with Zep common stock. Our share certificates issued prior to the date on which the rights separate from the common stock will evidence one right for each share of Zep common stock represented thereby and will contain a legend incorporating by reference the terms of the rights agreement. Promptly following the date on which the rights separate from the common stock, separate certificates evidencing the rights will be mailed to holders of record of Zep common stock at the time at which the rights separated from the common stock.

The rights will not be exercisable until they are separated from the common stock. The rights will expire on the earliest of (1) the exchange time (as defined below), (2) the close of business on the tenth anniversary of the spin-off, (3) the date on which the rights are redeemed as described below and (4) immediately prior to the effective time of a consolidation, merger, or share exchange of us (a) into another corporation or (b) with another corporation where we are the surviving corporation but shares of Zep common stock are converted into cash or securities of another corporation, in either case pursuant to an agreement that we entered into prior to a stock acquisition date.

The exercise price of the rights and the number of rights outstanding, or in certain circumstances the securities purchasable upon exercise of the rights, may be adjusted from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, Zep common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Zep common stock.

In the event that prior to the expiration of the rights a flip-in date occurs, each right (other than rights beneficially owned by the acquiring person or any affiliate or associate thereof, which rights become void) will constitute the right to purchase from us, upon the exercise thereof in accordance with the terms of the rights agreement, that number of shares of Zep common stock having an aggregate market price on the stock acquisition date equal to twice the exercise price for an amount in cash equal to the then current exercise price. In addition, our board of directors may, at its option, at any time after a flip-in date and prior to the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of Zep common stock, elect to exchange all of the then outstanding rights (other than rights beneficially owned by the acquiring person or its affiliates or associates, which rights become void) for shares of Zep common stock at an exchange ratio of one share of Zep common stock per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the separation of the rights from the common stock, which we refer to as the exchange ratio. Immediately upon that action by our board of directors, which we refer to as the exchange time, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive a number of shares of Zep common stock equal to the exchange ratio. A flip-in date is defined in the rights agreement as any date that we first publicly announce that a person has become an acquiring person or such later date as our board of directors may from time to time fix by resolution adopted prior to the flip-in date that would otherwise have occurred.

Whenever we become obligated under the preceding paragraph to issue shares of Zep common stock upon exercise of or in exchange for rights, we may, at our option, substitute shares of participating preferred stock for shares of Zep common stock, at a ratio of one one-hundredth of a share of the participating preferred for each share of Zep common stock.

In the event that prior to the expiration of the rights agreement we enter into, consummate or permit to occur a transaction or series of transactions after the time an acquiring person has become such in which, directly or indirectly,

•

we will consolidate, merge, or participate in a statutory share exchange with any other person if, at the time of the consolidation, merger, or statutory share exchange or at the time we enter into any agreement with respect to a consolidation, merger, or share exchange, the acquiring person is the beneficial owner of 90% or more of the outstanding shares of Zep common stock or controls our board of directors and either (1) any term of or arrangement concerning the treatment of shares of Zep common stock in the consolidation, merger, or statutory share exchange relating to the acquiring person is not identical to the terms and arrangements relating to other holders of Zep common stock or (2) the person with whom the transaction or transactions occur is the acquiring person or an affiliate or associate of the acquiring person; or

•

we or one or more of our subsidiaries sell or otherwise transfer assets (1) aggregating more than 50% of the assets or (2) generating more than 50% of the operating income or cash flow of us and our subsidiaries taken as a whole to any other person or to two or more persons that are affiliated or otherwise acting in concert, if, at the time of the sale or transfer of assets or at the time we (or any subsidiary) enter into an agreement with respect to the sale or transfer, the acquiring person controls our board of directors, we will take such action as is necessary to ensure, and will not enter into, consummate, or permit the transaction until we have entered into a supplemental agreement with the person engaging in the transaction or the parent corporation thereof, for the benefit of the holders of the rights, provided that upon consummation or occurrence of the transaction:

•

each right will thereafter constitute the right to purchase from the surviving entity in the transaction, upon exercise of the right in accordance with the terms of the rights agreement, the number of shares of common stock of the surviving entity having an aggregate market price on the date of consummation or occurrence of the transaction equal to twice the exercise price for an amount in cash equal to the then current exercise price; and

•	the surviving entity will thereafter be liable for, and will assume, by virtue of the transaction and the supplemental agreement, all of our obligations and duties pursuant to the rights agreement.

Our board of directors may, at its option, at any time prior to the flip-in date, redeem all the then outstanding rights at a redemption price of $.01 per right. Immediately upon the action of our board of directors to redeem the rights, without any further action and without any notice, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive the redemption price in cash or securities.

The holders of rights will, solely by reason of their ownership of rights, have no rights as stockholders of us, including the right to vote or to receive dividends.

We and the rights agent may from time to time supplement or amend the rights agreement without the approval of any holders of rights (1) prior to the flip-in date, in any respect, and (2) on or after the flip-in date, to make any changes that we deem necessary or desirable and that will not materially adversely affect the interests of the holders of rights generally or in order to cure any ambiguity or correct or supplement any inconsistent or defective provision contained therein.

The rights will not prevent a takeover of us. However, the rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding shares of Zep common stock unless the rights are first redeemed by our board of directors. Nevertheless, the rights should not interfere with a transaction that is in our best interests and in the best interests of our stockholders because the rights can be terminated on or prior to the flip-in date and before the transaction is consummated.

As long as the rights are attached to Zep’s common stock, we will issue one right with each new share of Zep common stock so that all shares will have rights attached. Prior to the spin-off, our board of directors will reserve an appropriate number of shares of participating preferred stock for issuance upon exercise of the rights.

A form of the rights agreement has been filed as an exhibit to our registration statement on Form 10 that relates to this information statement. The foregoing description of the rights is qualified in its entirety by reference to the rights agreement.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents Delaware corporations, including those that are listed on the New York Stock Exchange, from engaging in a business combination involving a merger or sale of more than 10% of the corporation’s assets, with any interested stockholder, that is, a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of any such person, for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (1) persons who are directors as well as officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our certificate of incorporation does not exclude us from restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation of Liability of Directors

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation and liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our certificate of incorporation provides that any future repeal or amendment of its terms (including any amendment or repeal of our certificate of incorporation made by virtue of any change in the Delaware General Corporation Law) will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.

Indemnification of Officers and Directors

Consistent with Section 145 of the Delaware General Corporation Law, our bylaws provide that we will indemnify our directors and officers or anyone serving at our request as a director, officer, agent, or trustee of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against expenses, liabilities, and loss (including attorneys’ fees, judgments, fines, excise taxes under ERISA or penalties, and amounts paid in settlement) actually and reasonably incurred by such indemnitee, to the fullest extent permitted by Delaware law.

Our bylaws and Section 145 of the Delaware General Corporation Law, which allows, and in some cases requires, the indemnification of directors and officers under certain circumstances, grant our directors and officers a right to indemnification to the fullest extent permitted by law for all expenses relating to civil, criminal, administrative, or investigative procedures to which they are a party (1) by reason of the fact that they are or were our directors or officers or (2) by reason of the fact that, while they are or were our directors or officers, they are or were serving at our request as a director, officer, or employee of another enterprise. Our bylaws further provide that an advancement for any such expenses shall only be made upon delivery to us by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that we will not indemnify such indemnitee.

Indemnification Agreements

In connection with the spin-off, we will enter into indemnification agreements with certain of our directors and officers. These agreements will require us to indemnify these directors and officers with respect to their activities as our directors or officers or when serving at our request as a director, officer, or trustee of another corporation, trust, or other enterprise against expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending, or completed suit or proceeding (civil, criminal administrative or investigative) to which they are, or are threatened to be made, parties as a result of their service to us. We will agree to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee, as determined by the indemnitee (1) the benefits provided by our certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (2) the benefits provided by our certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (3) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (4) the benefits allowable under the law of the jurisdiction under which we exist at the time expenses are incurred by the indemnitee; (5) the benefits available under liability insurance obtained by us; and (6) such other benefits as may be otherwise available to the indemnitee under our existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of us with respect to suits or proceedings arising out of acts or omissions during his service to us.

Each indemnitee will agree to notify us promptly of any proceeding brought or threatened and not to make any admission or settlement without our consent, unless the indemnitee determines to undertake his own defense and waives the benefits of the indemnification agreement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of Zep common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and Zep common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is a part.

After the spin-off, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC. Our future filings will be available from the SEC as described above.

We will make most of our SEC filings temporarily available free of charge through Acuity Brands’ website (www.acuitybrands.com) as soon as practicable after we electronically file these materials with the SEC. After the spin-off, you may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

Zep Inc.

4401 Northside Parkway

Suite 700

Atlanta, GA 30327-3093

Attention: Investor Relations

(404) 352-1680

We intend to furnish holders of Zep common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of May 31, 2007 (unaudited) and August 31, 2006 and 2005	F-3
Combined Statements of Operations for the nine months ended May 31, 2007 and 2006 (unaudited) and for each of the three years in the period ended August 31, 2006	F-4
Combined Statements of Cash Flows for the nine months ended May 31, 2007 and 2006 (unaudited) and for each of the three years in the period ended August 31, 2006	F-5
Combined Statements of Parent’s Equity and Comprehensive Income for each of the three years in the period ended August 31, 2006 and for the nine months ended May 31, 2007 (unaudited)	F-6
Notes to Combined Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-27

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Acuity Brands, Inc.

We have audited the accompanying combined balance sheets of the chemical business formerly operated by the Acuity Specialty Products segment of Acuity Brands, Inc. (as defined in Note 1 to the combined financial statements), to be reorganized as Zep Inc., (the “Company”) as of August 31, 2006 and 2005, and the related combined statements of operations, parent’s equity and comprehensive income, and cash flows for each of the three years in the period ended August 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Zep Inc. at August 31, 2006 and 2005, and the combined results of its operations and its cash flows for each of the three years in the period ended August 31, 2006 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the combined financial statements, during the year ended August 31, 2006, the Company began recording share-based expense in accordance with Statement of Financial Accounting Standards No. 123(R) “Share Based Payment”.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 27, 2007

ZEP INC.

COMBINED BALANCE SHEETS

(In thousands)

	May 31,	August 31,
	2007	2006	2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,789	$8,128	$11,794
Accounts receivable, less reserve for doubtful accounts of $3,434, $3,788, and $4,050 at May 31, 2007, August 31, 2006, and August 31, 2005, respectively	91,065	89,940	85,722
Inventories	49,734	46,483	46,744
Prepayments and other	6,686	4,325	4,136
Deferred income taxes	5,095	6,573	6,290

Total current assets	157,369	155,449	154,686
Property, plant, and equipment, at cost:
Land	3,273	3,261	3,253
Buildings and leasehold improvements	50,918	50,351	49,171
Machinery and equipment	82,445	83,482	80,158

Total property, plant, and equipment	136,636	137,094	132,582
Less accumulated depreciation and amortization	85,219	83,518	76,306

Property, plant, and equipment, net	51,417	53,576	56,276
Other assets:
Goodwill	31,786	31,555	31,225
Intangible assets	124	145	172
Deferred income taxes	8,175	7,289	6,085
Other long-term assets	134	359	1,072

Total other assets	40,219	39,348	38,554

Total assets	$249,005	$248,373	$249,516

LIABILITIES AND PARENT’S EQUITY
Current liabilities:
Current maturities of long-term debt	$596	$643	$567
Accounts payable	32,086	35,410	31,939
Accrued compensation	17,361	20,492	20,746
Other accrued liabilities	33,275	26,952	29,449

Total current liabilities	83,318	83,497	82,701
Long-term debt, less current maturities	74,404	74,357	74,433
Deferred income taxes	616	616	—
Self-insurance reserves, less current portion	7,112	6,134	7,238
Other long-term liabilities	3,236	2,721	4,746
Commitments and contingencies (See Note 7)
Parent’s equity:
Parent’s equity investment	68,169	72,077	76,459
Accumulated other comprehensive loss items	12,150	8,971	3,939

Total Parent’s equity	80,319	81,048	80,398

Total liabilities and Parent’s equity	$249,005	$248,373	$249,516

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ZEP INC.

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Nine Months Ended May 31,		Years Ended August 31,
	2007	2006	2006	2005	2004
	(unaudited)
Net Sales	$413,318	$401,947	$552,084	$534,952	$523,669
Cost of Products Sold	175,464	170,351	234,894	223,113	208,452

Gross Profit	237,854	231,596	317,190	311,839	315,217
Selling, Distribution, and Administrative Expense	220,623	203,960	276,792	272,506	278,808
Loss (Gain) on sale of fixed assets	190	351	349	(1,896)	192
Gain on sale of businesses	—	—	—	(538)	(999)
Special Charge	—	—	—	4,533	—

Operating Profit	17,041	27,285	40,049	37,234	37,216
Other Expense (Income):
Interest expense, net	3,811	3,199	4,429	2,639	1,699
Miscellaneous (income) expense, net	(32)	(14)	(203)	(509)	307

Total Other Expense (Income)	3,779	3,185	4,226	2,130	2,006

Income before Provision for Income Taxes	13,262	24,100	35,823	35,104	35,210
Provision for Income Taxes	6,159	8,951	14,548	12,044	14,890

Net Income	$7,103	$15,149	$21,275	$23,060	$20,320

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ZEP INC.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended May 31,		Years Ended August 31,
	2007	2006	2006	2005	2004
	(unaudited)
Cash Provided by (Used for) Operating Activities:
Net income	$7,103	$15,149	$21,275	$23,060	$20,320
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	5,276	6,398	8,397	9,090	8,243
Loss (Gain) on the sale or disposal of fixed assets	190	351	349	(1,896)	192
Gain on the sale of business	—	—	—	(538)	(999)
Other non-cash charges	1,537	1,247	2,427	1,286	1,253
Changes in assets and liabilities, net of effect of acquisitions and divestitures:
Accounts receivable	(1,125)	(3,734)	(4,218)	(2,134)	(3,935)
Inventories	(3,251)	(2,762)	261	(181)	(725)
Deferred income taxes	(53)	(556)	(1,376)	(4,309)	1,240
Prepayments and other current assets	(2,361)	(3,819)	(189)	1,855	(1,393)
Accounts payable	(3,324)	1,477	3,471	3,767	(1,105)
Other current liabilities	3,837	(2,859)	(2,246)	1,778	4,739
Self insurance reserves and other long-term liabilities	1,493	(1,110)	(1,735)	1,194	1,599
Other assets	1,475	1,941	2,063	1,642	545

Net Cash Provided by Operating Activities	10,797	11,723	28,479	34,614	29,974

Cash Provided by (Used for) Investing Activities:
Purchases of property, plant, and equipment	(3,395)	(3,094)	(5,533)	(12,921)	(9,995)
Proceeds from sale of property, plant, and equipment	92	13	34	2,390	164
Proceeds from sale of businesses	123	110	151	251	2,477

Net Cash Used for Investing Activities	(3,180)	(2,971)	(5,348)	(10,280)	(7,354)

Cash Provided by (Used for) Financing Activities:
Proceeds from issuances of long-term debt	332	245	473	544	221
Repayments of long-term debt	(332)	(245)	(473)	(544)	(221)
Net activity with Acuity Brands, Inc.	(11,140)	(9,169)	(27,158)	(15,492)	(23,912)

Net Cash Used For Financing Activities	(11,140)	(9,169)	(27,158)	(15,492)	(23,912)

Effect of Exchange Rate Changes on Cash	184	547	361	(113)	218

Net Change in Cash and Cash Equivalents	(3,339)	130	(3,666)	8,729	(1,074)
Cash and Cash Equivalents at Beginning of Period	8,128	11,794	11,794	3,065	4,139

Cash and Cash Equivalents at End of Period	$4,789	$11,924	$8,128	$11,794	$3,065

Supplemental Cash Flow Information:
Income taxes paid during the year	$5,849	$8,186	$15,077	$12,790	$11,037
Interest paid during the period	$3,651	$3,058	$4,429	$2,579	$1,720

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ZEP INC.

COMBINED STATEMENTS OF PARENT’S EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Parent’s Equity	Accumulated Other Comprehensive Income	Total Equity	Comprehensive Income
Balance at September 1, 2003	$74,090	$(4,733)	$69,357
Net income	20,320	—	20,320	$20,320
Foreign currency translation adjustment (net of tax benefit of $214)	—	4,106	4,106	4,106
Other non-cash charges	1,253	—	1,253

Comprehensive income				$24,426

Net transaction with Acuity Brands, Inc.	(25,398)	—	(25,398)

Balance at August 31, 2004	70,265	(627)	69,638
Net income	23,060	—	23,060	$23,060
Foreign currency translation adjustment (net of tax expense of $585)	—	4,566	4,566	4,566
Other non-cash charges	1,286	—	1,286

Comprehensive income				$27,626

Net transaction with Acuity Brands, Inc.	(18,152)	—	(18,152)

Balance at August 31, 2005	76,459	3,939	80,398
Net income	21,275	—	21,275	$21,275
Foreign currency translation adjustment (net of tax expense of $73)	—	5,032	5,032	5,032
Other non-cash charges	2,427	—	2,427
Equity adjustment for deferred compensation plan amendment	1,394	—	1,394

Comprehensive income				$26,307

Net transaction with Acuity Brands, Inc.	(29,478)	—	(29,478)

Balance at August 31, 2006	72,077	8,971	81,048
Net income	7,103	—	7,103	$7,103
Foreign currency translation adjustment (net of tax expense of $0)	—	3,179	3,179	3,179
Other non-cash charges	1,537	—	1,537

Comprehensive income				$10,282

Net transaction with Acuity Brands, Inc.	(12,548)	—	(12,548)

Balance at May 31, 2007 (unaudited)	$68,169	$12,150	$80,319

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ZEP INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except share and per-share data and as indicated)

Note 1: Distribution, Description of Business and Basis of Presentation

Distribution and Description of the Business

On July 23, 2007, the board of directors of Acuity Brands, Inc. (“Acuity Brands” or “Parent”) authorized the pursuit of a plan to spin-off the chemical business, formerly operated as the Acuity Specialty Products segment of Acuity Brands, to Acuity Brands stockholders (the “Distribution” or “spin-off”). The spin-off is intended to be tax-free for United States federal income tax purposes and is subject to certain conditions, including but not limited to regulatory approvals and final approval by the Acuity Brands’ board of directors. The distribution will be accomplished by transferring the assets and liabilities of the chemical business to Zep Inc., a holding company formed on July 27, 2007, and then distributing all of the shares of common stock of Zep Inc. to Acuity Brands stockholders. Acuity Brands’ stockholders will receive one share of Zep Inc. common stock for every two shares of Acuity Brands common stock held as of the date of distribution (the “Distribution Date”). Separating Zep Inc. from Acuity Brands’ existing operations will create two companies, each with its own management and board of directors focused on its respective business. Zep Inc. was incorporated on July 27, 2007 as an indirect wholly owned subsidiary of Acuity Brands and will not have any operations, assets, or liabilities until immediately prior to the Distribution. In conjunction with the separation of their businesses, Zep Inc. and Acuity Brands will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation, including the Agreement of Plan of Distribution, which we refer to as the distribution agreement, the tax disaffiliation agreement, the employee benefits agreement, and the transition services agreement. Assuming final approvals are obtained, Acuity Brands is currently targeting an October 31, 2007 effective date for the distribution.

These Combined Financial Statements include the accounts comprising Acuity Brands’ chemical business (referred to herein as “Zep” or the “Company”). Zep is a producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. Zep’s product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor care, sanitizers, and pest and weed control products. Utilizing a base of more than 2,300 unique formulations, Zep sells over 12,000 chemical products, in addition to numerous other related and special products, through its salaried and commissioned direct sales force, operates six plants, and serves approximately 350,000 customers through a network of distribution centers and warehouses.

Basis of Presentation

The Combined Financial Statements have been prepared on the historical cost basis in accordance with U.S. generally accepted accounting principles and present Zep’s financial position, results of operations, and cash flows as derived from historical financial statements of Acuity Brands as of August 31, 2006 and 2005 and for the three years ended August 31, 2006, 2005, and 2004. The accompanying unaudited combined financial statements have been prepared on the same basis as the Combined Financial Statements, and in the opinion of management, reflect all normal and recurring adjustments considered necessary to present fairly Zep’s combined financial position at May 31, 2007 and its combined results of operations for the nine months ended May 31, 2007 and May 31, 2006. The combined results of operations for the nine months ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ending August 31, 2007 or for any other period.

Certain functions including treasury, tax, executive and employee benefits, financial reporting, risk management, legal, corporate secretary and investor relations have historically been managed by the corporate division of Acuity Brands on behalf of its subsidiaries. The assets, liabilities, and expenses related to the support of these centralized corporate functions have been allocated to Zep on a specific identification basis to the extent possible. Otherwise allocations related to these services were primarily based upon an estimate of the proportion of corporate amounts applicable to Zep given Zep’s contribution to both its consolidated parent company’s revenues and employee base. Allocation ratios derived from these contribution factors are similar in amount and remained consistent throughout the historical periods presented. Examples of expenses that were allocated in accordance with these proportional estimates include charges related to accounting and legal services undertaken to ensure the consolidated parent company’s compliance with various regulatory requirements as well as the salaries of certain corporate officers and employees. In the opinion of management, the assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. Management believes that amounts allocated to Zep reflect a reasonable representation of the costs that would have been incurred if Zep had performed these functions as a stand-alone company. However, these combined financial statements do not include all of the actual expenses that would have been incurred had Zep been a stand-alone entity during the periods presented and do not reflect Zep’s combined results of operations, financial position, and cash flows had Zep actually been a stand-alone company during the periods presented. The combined financial statements reflect an allocation of corporate expense, assets and liabilities including but not limited to debt and related interest expense, of which these two are further described in Note 4 to the Notes to Combined Financial Statements.

Note 2: Summary of Significant Accounting Policies

Principles of Combination

The Combined Financial Statements include the accounts of Zep after elimination of significant intercompany transactions and accounts.

Revenue Recognition

Zep records revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price to the customer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer assumes the risks and rewards of ownership. Customers take delivery at the time of shipment for terms designated free on board shipping point. For sales designated free on board destination, customers take delivery when the product is delivered to the customer’s delivery site. Provisions for rebates, sales incentives, product returns, and discounts to customers are recorded as an offset to revenue in the same period the related revenue is recorded. The Company also maintains one-time or on-going marketing and trade-promotion programs with certain customers that require the Company to estimate and accrue the expected costs of such programs. These arrangements include cooperative marketing programs, merchandising of the Company’s products and introductory marketing funds for new products and other trade-promotion activities conducted by the customer. Costs associated with these programs are recorded as a reduction of revenues.

The Company provides for limited product return rights to certain distributors and customers primarily for slow moving or damaged items subject to certain defined criteria. The Company monitors product returns and records, at the time revenue is recognized, a provision for the estimated amount of future returns based primarily on historical experience and specific notification of pending returns. Although historical product returns generally have been within expectations, there can be no assurance that future product returns will not exceed historical amounts. A significant increase in product returns could have a material impact on the Company’s operating results in future periods.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, which include estimates of Acuity Brands’ costs allocated to Zep, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in marketable securities and is included in the accompanying balance sheets at fair value. Zep considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an allowance for estimated uncollectible accounts to reflect losses anticipated on accounts receivable balances. The allowance is based on historical write-offs, an analysis of past due accounts based on the contractual terms of the receivables, and the economic status of customers, if known. Management believes that the allowance is sufficient to cover uncollectible amounts; however, there can be no assurance that unanticipated future business conditions of customers will not have a negative impact on the Company’s results of operations.

Concentrations of Credit Risk

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide variety of customers and markets using Zep’s products, as well as their dispersion across many different geographic areas. Receivables due from The Home Depot were approximately $13.6 million as of May 31, 2007 and $15.2 million and $14.4 million for the years ended August 31, 2006 and 2005, respectively. No other single customer accounted for more than 10% of combined receivables at May 31, 2007. Additionally, net sales to The Home Depot by Zep accounted for approximately 11% of combined net sales in the first nine months of fiscal years 2007 and 2006, respectively, and for approximately 12% in fiscal years 2006, 2005, and 2004, respectively.

Inventories

Inventories include materials, direct labor, and related manufacturing overhead, are stated at the lower of cost (on a first-in, first-out or average cost basis) or market, and consist of the following:

	May 31,	August 31,
	2007	2006	2005
	(Unaudited)
Raw materials and supplies	$12,674	$11,788	$12,365
Work in progress	258	249	429
Finished goods	38,468	36,308	35,807

	51,400	48,345	48,601
Less: Reserves	(1,666)	(1,862)	(1,857)

	$49,734	$46,483	$46,744

Goodwill and Other Intangibles

Of the $31.8 million in goodwill reflected as of May 31, 2007 on the Combined Balance Sheets, approximately $21.0 million is attributable to the fiscal 1997 acquisition of Enforcer. The Enforcer brand provides retail plumbing and pest and weed control products sold through home improvement retailers. The remainder of the goodwill resulted from several smaller acquisitions. Zep tests goodwill for impairment on an annual basis in the fiscal fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. The goodwill impairment test has two steps. The first step identifies potential impairments by comparing the fair value of the reporting unit, Zep, with its carrying value, including goodwill. The fair value of Zep is determined based on a combination of valuation techniques including the expected present value of future cash flows, a market multiple approach, and a comparable transaction approach. If the calculated fair value of a reporting unit exceeds the carrying value, goodwill is not impaired and the second step is not necessary. If the carrying value of a reporting unit exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying value. If the implied fair value of the goodwill is less than the carrying value, an impairment charge is recorded. This analysis did not result in an impairment charge during fiscal years 2006, 2005, or 2004.

Zep’s intangible assets subject to amortization primarily include the trademarks, patents, and formulations acquired through the purchase of Enforcer. The Company amortizes trademarks associated with specific products with finite lives over their estimated useful lives of 30 years. Other amortized intangible assets consist primarily of patented technology that is amortized over its estimated useful life of 12 years. The Company recorded amortization expense of less than $0.1 million related to intangible assets with finite lives during fiscal years 2006, 2005, and 2004. In each of the next five years amortization expense is projected to remain consistent with that reported during fiscal years 2006, 2005, and 2004. There have been no adjustments during the first nine months of fiscal year 2007 to intangible assets related to trademarks, patents, and formulations other than normal accumulated amortization.

Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	May 31,	August 31,
	2007	2006	2005
	(Unaudited)
Deferred compensation and postretirement benefits (1)	$3,152	$2,629	$4,643
Miscellaneous	84	92	103

	$3,236	$2,721	$4,746

(1)	Postretirement benefits—The Company maintains a non-qualified deferred compensation plan for the benefit of eligible employees. The deferred compensation plan provides for elective deferrals of an eligible employee’s compensation and, in some cases, matching contributions by the Company. In addition, the plan provides for an automatic contribution by the Company of 3% of an eligible employee’s compensation. See Note 6 of the Notes to Combined Financial Statements for more information regarding this plan.

Shipping and Handling Fees and Costs

Zep includes shipping and handling fees billed to customers in Net Sales. Shipping and handling costs associated with inbound freight and freight between manufacturing facilities and distribution centers are generally recorded in Cost of Products Sold. Certain other shipping and handling costs are included in selling, distribution, and administrative expenses, and totaled $26.9 million, $25.2 million, $35.4 million, $26.3 million, and $26.1 million for the nine month periods ended May 31, 2007 and 2006, respectively, and for fiscal years 2006, 2005, and 2004, respectively.

Earnings Per Share

Earnings per share data has not been presented since the businesses that comprise Zep were wholly owned subsidiaries of Acuity Brands, or businesses thereof, during the periods presented and will be recapitalized as part of the Distribution.

Share-Based Compensation

Zep employees participate in Acuity Brands’ stock-based compensation programs that provide for the granting of Acuity Brands stock options, restricted stock awards, and employee stock purchase plan rights to employees and other key individuals. The majority of the share-based compensation expense generated through the administration of these award programs does not affect Zep’s overall cash position. Therefore, certain of these expenses have been reflected as other non-cash charges within our Combined Statement of Cash Flows and

Combined Statements of Parent’s Equity and Comprehensive Income. Effective September 1, 2005, Acuity Brands adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment using the modified prospective method in its accounting for Acuity Brands’ stock options, restricted shares, and share units representing certain deferrals into the Supplemental Deferred Savings Plan (see Note 6 of the Notes to Combined Financial Statements for further discussion of these plans).

Had share-based expense for Acuity Brands’ stock option plans and employee stock purchase plans been determined based on a calculated fair value using the Black-Scholes model at the grant date for awards consistent with the recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) (“SFAS No. 123(R)”), Zep’s net income would have been impacted as follows for the years ended August 31, 2005 and 2004:

	Years Ended August 31,
	2005	2004
Net income, as reported	$23,060	$20,320
Less: Compensation expense related to the Employee Stock Purchase Plan, net of tax	(94)	(127)
Less: Stock-based compensation determined under fair value based method for stock option awards, net of tax	(774)	(1,563)

Net income, pro forma	$22,192	$18,630

The pro forma effect of applying SFAS No. 123(R) may not be representative of the effect on Zep’s future reported net income as awards currently issued in Acuity Brands’ equity could be replaced with those issued by Zep on or about the Distribution date.

Prior to the adoption of SFAS No. 123(R), Acuity Brands recognized the full fair value of restricted stock awards upon issuance within stockholders’ equity. At the end of fiscal year 2005, approximately $3.5 million of deferred compensation costs attributable to Zep had been recognized in paid-in capital, offset by an equal amount recorded in unearned compensation on restricted stock. These amounts were reversed pursuant to the adoption of SFAS No. 123(R) and were recognized as equity instruments pertaining to restricted stock awards in accordance with the related awards’ vesting provisions.

Share-based expense includes expense related to restricted stock and options issued, as well as share units deferred into the Supplemental Deferred Savings Plan. Zep incurred $2.4 million and $2.0 million in share-based expense for the nine month periods ended May 31, 2007 and May 31, 2006, respectively. The total income tax benefit recognized in the income statement for share-based compensation was $1.1 million and $0.7 million for the nine month periods ended May 31, 2007 and May 31, 2006, respectively. Zep incurred $3.4 million, $2.3 million, and $2.2 million of share-based expense for the years ended August 31, 2006, 2005, and 2004, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.4 million, $0.8 million, and $0.9 million for the years ended August 31, 2006, 2005, and 2004, respectively. Zep did not capitalize any expense related to share-based payments and has recorded share-based expense in selling, distribution, and administrative expenses. Equity awards having graded vesting provisions are accounted for on a straight-line basis.

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 123(R)-3 Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. Acuity Brands elected to adopt the alternative transition method permissible under this FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method simplifies establishment of the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation. SFAS No. 123(R) requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under prior guidance. Any excess tax benefits associated with share-based awards issued to

Zep officers and key employees will remain with Acuity Brands. See Note 6 of Notes to Combined Financial Statements for additional information pertaining to share-based award programs affecting Zep personnel.

Depreciation

For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (20 to 40 years for buildings and 5 to 12 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter.

Research and Development

Research and development costs, which are included in Selling, Distribution, and Administrative Expense in Combined Statements of Operations, are expensed as incurred. Research and development expenses amounted to $1.7 million and $1.8 million during the nine month periods ended May 31, 2007 and 2006, respectively, and $2.3 million, $2.2 million, and $2.3 million during fiscal years 2006, 2005, and 2004, respectively.

Advertising

Advertising costs are expensed as incurred and are included within Selling, Distribution, and Administrative Expense in Combined Statements of Operations. These costs totaled $0.4 million and $1.2 million during the nine month periods ended May 31, 2007 and 2006, respectively. Advertising costs totaled $1.4 million, $1.3 million, and $1.4 million during fiscal years 2006, 2005, and 2004, respectively.

Foreign Currency Translation

The functional currency for the foreign operations of Zep is the local currency. The translation of foreign currencies into United States dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using a weighted average exchange rate each month during the year. The gains or losses resulting from the translation are included in Comprehensive Income in the Combined Statements of Parent’s Equity and Comprehensive Income and are excluded from net income.

Gains or losses resulting from foreign currency transactions are included in Miscellaneous expense (income), net in the Combined Statements of Operations and were insignificant during the first nine months of fiscal years 2007 and 2006, as well as during fiscal years 2006, 2005, and 2004.

Interest Expense, Net

Interest expense, net, is composed primarily of interest expense on long-term debt, revolving credit facility borrowings, and short-term borrowings, partially offset by interest income on cash and cash equivalents. As discussed in Note 4 of the Notes to Combined Financial Statements, outstanding debt in the amount of $75.0 million has been presented within Zep’s historical Combined Statements of Financial Position for the nine month period ended May 31, 2007 and for the years ended August 31, 2006 and 2005. Zep has reflected interest expense associated with these borrowings within the historical Combined Statements of Operations as though the $75.0 million in total borrowings had been outstanding during all periods presented therein.

The following table summarizes the components of interest expense, net:

	Nine Months Ended May 31,		Years Ended August 31,
	2007	2006	2006	2005	2004
	(Unaudited)
Interest expense	$3,982	$3,350	$4,641	$2,935	$1,878
Interest income	(171)	(151)	(212)	(296)	(179)

Interest expense, net	$3,811	$3,199	$4,429	$2,639	$1,699

Miscellaneous Expense (Income), Net

Miscellaneous expense (income), net, is composed primarily of gains or losses on foreign currency transactions.

Accounting Standards Adopted in Fiscal 2007

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-03”). The consensus reached in EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, value added and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006, and thus became effective for us during the third quarter of fiscal 2007. As a matter of accounting policy, we record all taxes within the scope of EITF 06-03 on a net basis.

Accounting Standards Adopted in Fiscal 2006

In September 2005, the FASB ratified the consensus reached by the EITF on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 defines when a purchase and a sale of inventory with the same party that operates in the same line of business should be considered a single non-monetary transaction subject to Accounting Principles Board Opinion 29, Accounting for Non-monetary Transactions. The EITF agreed this Issue should be applied to new arrangements entered into in reporting periods beginning after March 15, 2006, and to all inventory transactions that are completed after December 15, 2006, for arrangements entered into prior to March 15, 2006. Zep has determined the impact of the adoption of EITF 04-13 will be immaterial to Zep’s results of operations and financial position.

On October 22, 2004, the American Jobs Creation Act of 2004 (“Jobs Creation Act”) was signed into law. This legislation provides for the optional repatriation of cash from foreign subsidiaries allowing an 85% deduction on dividends received, subject to a number of limitations. In December 2004, the FASB issued Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP No. 109-2”), indicating that the lack of clarification of certain provisions within the Jobs Creation Act and the timing of the enactment necessitate a practical exception to the SFAS No. 109, Accounting for Income Taxes, requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Creation Act on its plans for reinvestment or repatriation of foreign earnings. FSP No. 109-2 requires that the provisions of SFAS No. 109 be applied as an enterprise decides on its plan for reinvestment or repatriation of its unremitted foreign earnings. During August 2006, Acuity Brands repatriated a total of $9.2 million in Zep’s previously undistributed foreign earnings and basis in accordance with the provisions afforded by the Jobs Creation Act. The total income tax provision associated with the repatriation was approximately $0.5 million, which affected the fiscal 2006 effective tax rate approximately 1.5%. See Note 9 of Notes to Combined Financial Statements for further information regarding how this repatriation affected Zep’s results of operations.

The FASB also issued Staff Position 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FSP No. 109-1”) in connection with the Jobs Creation Act. Under the guidance in FSP No. 109-1, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of the deduction is to be reported in the period in which the deduction is claimed on the Company’s tax return. Accordingly, Acuity Brands treated qualifying dividends repatriated in August 2006 under the Jobs Creation Act as a special deduction as defined by SFAS No. 109.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. It does not specify a preference for a type of valuation model to be used when measuring fair value. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. Zep adopted SFAS No. 123(R) on September 1, 2005 using the modified-prospective transition method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to SFAS No. 123(R). Zep has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R), which are reflected in Zep’s related disclosures dealing with share-based awards issued in Acuity Brands’ equity. See Note 6 of Notes to Combined Financial Statements for more information.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company adopted FIN 47 during fiscal 2006. Adoption of this interpretation did not have a significant effect on the Company’s combined results of operations or financial position.

Accounting Standards Yet to be Adopted

In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is less complex than using the hedge-accounting requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is therefore effective for the Company beginning in fiscal year 2009. The Company is currently assessing the effect of implementing this guidance, which is dependent upon the nature and extent of eligible items elected to be measured at fair value upon initial application of the standard. However, Zep does not expect the adoption of SFAS No. 159 to have a material impact on the Company’s results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance. The provisions governing recognition of the funded status of a defined benefit plan and related disclosures are effective as of the end of fiscal years ending after December 15, 2006, and are therefore effective for the Company at the end of fiscal year 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, and is therefore effective for the

Company in fiscal year 2009. The Company does not expect the adoption of SFAS No. 158 to have a material impact on the Company’s results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and expands disclosure requirements pertaining to fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, and is therefore effective for the Company beginning in fiscal year 2009. The Company is currently evaluating the impact that this guidance will have on its results of operations and financial position.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement implications of tax positions taken or expected to be taken in a company’s tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of such positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is therefore effective for the Company in fiscal year 2008. The Company is in the process of evaluating the impact FIN 48 will have on the Company’s results of operations and financial position.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006, and is therefore effective for the Company in fiscal year 2008. Earlier adoption is permitted, provided companies have not yet issued financial statements, including interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the Company’s results of operations.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This pronouncement was not yet effective for Zep in fiscal 2006, however we adopted SFAS No. 154 during the first quarter of fiscal 2007 without a material effect on our combined results of operations or financial position.

Note 3: Employee Benefit Plans

Employees of Zep participate in Zep’s qualified defined contribution plans to which both employees and Zep make contributions. The cost to Zep for these plans during the nine month periods ended May 31, 2007 and 2006 was $2.1 million and $1.8 million, respectively. The cost to Zep for these plans during the years ended August 31, 2006, 2005 and 2004 was $2.4 million, $2.2 million, and $2.2 million, respectively. Employer matching amounts are allocated in accordance with the participants’ investment elections for elective deferrals. At August 31, 2006, assets of the domestic defined contribution plans included shares of the Acuity Brands’ common stock with a market value of approximately $11.8 million, which represented approximately 6.7% of the total fair market value of the assets in Zep’s domestic defined contribution plans. In addition, Acuity Brands maintains a non-qualified deferred compensation plan in which certain employees of Zep participate. The deferred compensation plan provides for elective deferrals of an eligible employee’s compensation and, in some cases, matching contributions by Acuity Brands. The plan also provides for an automatic contribution by Acuity Brands of 3% of an eligible employee’s compensation. Costs and related liabilities incurred by Zep employees’ participation in this plan have been reflected in the accompanying Combined Financial Statements. Zep intends to establish long-term incentive programs prior to the Distribution; however, the terms and benefits of these programs are yet to be determined. See Note 6 of the Notes to Combined Financial Statements for more information regarding this plan.

Note 4: Long-Term Debt and Lines of Credit

Long-Term Debt

As part of the distribution agreement between Acuity Brands and Zep, Zep expects to assume or otherwise refinance approximately $75.0 million in debt. Zep intends to refinance approximately $67.5 million of debt by executing a new receivables facility and new revolving credit facility. Proceeds of $62.5 million will be distributed to Acuity Brands in connection with the spin-off. Market conditions prevalent at the time of the Distribution will dictate how Zep chooses to utilize each of these financing arrangements. Additionally, Zep will continue to be responsible for a $7.2 million industrial revenue bond that matures in 2018 as well as approximately $0.3 million of other debt following the spin-off.

Assumptions regarding prospective debt issuances are in part based upon Zep’s anticipated financial condition at the time of the spin-off. A primary measure used in assessing this condition is Zep’s EBITDA, which has remained consistent throughout the periods presented in these historical financial statements. Therefore, outstanding debt in the amount of $75.0 million has been presented within Zep’s historical Combined Statements of Financial Position for the nine months ended May 31, 2007 and for the years ended August 31, 2006 and 2005. Zep has reflected the interest expense associated with these borrowings within its historical Combined Statements of Operations as though the $75.0 million in total borrowings had been outstanding during all periods presented therein.

Receivables Facility

Prior to the Distribution, Zep expects to enter into a receivables facility with a large U.S. commercial bank that would allow it to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of Zep’s trade accounts receivable. Zep expects the receivables facility to have a term of one year, renewable annually, and to bear interest at commercial paper rates plus an applicable margin of 0.325%. Annual commitment fees on the receivables facility are expected to approximate 0.125% per annum on the average unused balance. The receivables facility is expected to contain financial covenants similar to those included in the revolving credit facility as noted in the following paragraph. Given Zep’s intent and ability to annually refinance short-term borrowings under the receivables facility, the accompanying Combined Balance Sheets reflect such borrowings as long-term debt.

Revolving Credit Facility

Zep expects to enter into a $100.0 million revolving credit facility with a group of large U.S. and international commercial banks, which will mature in 2012. Zep expects the revolving credit facility to contain certain customary financial covenants including a maximum leverage ratio (the “Maximum Leverage Ratio”) of total indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization expense), as such terms will be defined in the revolving credit facility. The revolving credit facility is expected to allow for a Maximum Leverage Ratio of 3.25 which is to be computed at the end of each fiscal quarter for the most recent 12-month period. The revolving credit facility is anticipated to bear interest at the Eurodollar Rate (“LIBOR”) plus an applicable margin which will be dependent on Zep’s leverage ratio. The applicable margin is expected to approximate 0.60% at the date of the distribution based on the expected leverage ratio at such date. An annual commitment fee, which is also dependent on Zep’s leverage ratio, is expected to be computed at a rate of 0.15% at the date of the distribution. In addition, Zep expects the receivables facility and the revolving credit facility each to contain “material adverse effect” provisions such that, generally, if Zep were to experience an event causing a material adverse effect in Zep’s financial condition, operations, or properties, as defined in the agreements, additional future borrowings under either facility could be denied and payments on outstanding borrowings could be accelerated.

Industrial Revenue Bonds

The industrial revenue bonds due 2018 were issued by the City of DeSoto Industrial Development Authority, Inc. in May 1991, and the proceeds from the sale of the bonds were loaned to National Service Industries, Inc. (“NSI”). In 2001, in connection with the spin-off of Acuity Brands from NSI, the loan agreement was assigned to Acuity Brands and Acuity Specialty Products Group Inc., which assumed all of the obligations of NSI with respect to the industrial revenue bonds. In connection with Zep’s spin-off from Acuity Brands, Acuity Brands is being released from its obligations with respect to the industrial revenue bonds, and Zep will remain as an obligor under the loan agreement. Pursuant to the loan agreement, Zep is obligated to make principal and interest payments on the bonds. The payment of principal and interest on the bonds is secured by an irrevocable letter of credit issued by Wachovia Bank, National Association. The bonds currently bear interest at a weekly rate. The interest rate was approximately 3.4% and 3.8% at August 31, 2006 and May 31, 2007, respectively.

Letters of Credit

At August 31, 2006 Acuity Brands had outstanding letters of credit for the purpose of securing collateral requirements under the casualty insurance programs maintained by Acuity Brands as well as for providing credit support for Acuity Brands’ industrial revenue bonds. Zep anticipates issuing letters of credit for similar purposes which will most likely approximate $12.1 million.

Note 5: Parent’s Equity and Related Matters

Acuity Brands’ Equity Investment

Acuity Brands’ equity investment includes the original investments in Zep, accumulated income of Zep, and the net intercompany balances with Acuity Brands. In connection with the Distribution, net intercompany balances with Acuity Brands have been capitalized and reflected within Parent’s Equity on Zep’s Combined Balance Sheets.

Zep anticipates its board of directors will adopt a stockholder protection rights agreement on or prior to the Distribution. If adopted, such an agreement would contain provisions intended to protect Zep’s stockholders in the event of an unsolicited offer to acquire Zep, including offers that do not treat all stockholders equally and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of Zep’s board of directors to fully represent stockholders’ interests.

Common and Preferred Stock

Zep expects to have 500 million shares of common stock, par value $.01 per share, and 50 million shares of preferred stock, par value $.01 per share (the “Preferred Stock”), authorized as of the Distribution Date. No shares of Preferred Stock are expected to be issued as of the Distribution Date.

Note 6: Share-Based Payments

Historically, Zep has participated in Acuity Brands’ long-term incentive programs that provided qualified and non-qualified stock options to officers and employees of Acuity Brands at exercise prices not less than the fair market value on the date of grant. The majority of the share-based compensation expense generated through the administration of these award programs does not affect Zep’s overall cash position. Therefore, certain of these expenses have been reflected as other non-cash charges within our Combined Statement of Cash Flows and Combined Statements of Parent’s Equity and Comprehensive Income. Generally, stock options awarded pursuant to those programs vest proportionately over a three-year period and are exercisable for ten years from the grant date. Certain of the long-term incentive programs also provide for awards of restricted shares of Acuity Brands’ common stock, which generally vest proportionally over a four-year period. A total of 11.1 million shares of Acuity Brands common stock have been reserved for issuance under the plans and a total of 1.6 million and 2.0 million shares remained available for future grants at May 31, 2007 and August 31, 2006 respectively.

Zep has incurred $2.4 million and $2.0 million of compensation expense related to share-based long-term incentive programs for the nine month periods ended May 31, 2007 and 2006, respectively. Zep has incurred $3.4 million, $2.3 million and $2.2 million of compensation expense related to share-based long-term incentive programs in fiscal years 2006, 2005 and 2004, respectively. Zep intends to establish similar long-term incentive programs prior to the Distribution; however, the terms and benefits of these programs are yet to be determined.

Pursuant to the employee benefits agreement, the Acuity Brands stock options held by Zep’s current employees generally will be converted to Zep stock options at the time of the Distribution. In accordance with the provisions of EITF 90-9 and FASB Interpretation No. 44, (“FIN 44”), Zep will multiply the number of shares purchasable under each converted stock option by a ratio determined at the time of Distribution and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. In accordance with the provisions of EITF 90-9, and FIN 44, all other terms of the converted stock options will remain the same as those in effect immediately prior to the Distribution. No compensation expense is anticipated to result from the conversion of these options. At August 31, 2006, the number of shares of Acuity Brands’ common stock subject to options held by Acuity Brands employees, including Zep employees, was 2,656,305. The exercise prices of such options range from $13.54 to $39.83. The ultimate number of stock options to be held by Zep employees and the number and exercise prices of Zep stock options to be issued subject to the above calculation cannot yet be determined.

Long-Term Incentive Plans

Effective November 30, 2001, Acuity Brands adopted the Acuity Brands, Inc. Long-Term Incentive Plan (the “Plan”) for the benefit of officers and other key management personnel (“Participants”). An aggregate of 8.1 million shares was originally authorized for issuance under that plan. In October 2003, the board of directors approved the Acuity Brands, Inc. Amended and Restated Long-Term Incentive Plan (the “Amended Plan”), including an increase of 5.0 million in the number of shares available for grant. However, the board of directors subsequently committed that not more than 3.0 million of the 5.0 million share increase would be available for grant without further shareholder approval. In December 2003, the stockholders approved the Amended Plan. The Amended Plan provides for issuance of share-based awards, including stock options, stock appreciation rights, and performance-based and time-based restricted stock and restricted stock unit awards.

Restricted Stock Awards

Under the Amended Plan, Acuity Brands awarded restricted stock to officers and other key employees of Zep in September 2006, December 2005, January 2005, and December 2003. Shares issued under the Amended Plan vest over a four-year period from the respective grant dates. In December 2002, the Company reserved shares of performance-based restricted stock for issuance to officers and other key employees of Zep under the Plan. Those shares vest at the later of (a) determination by the compensation committee of the board of directors that at least two of the three performance measures have been achieved or (b) November 30 of the specified target year following achievement of related performance targets. In connection with an October 2000 National Service Industries, Inc. (“NSI”) award and the distribution of Acuity Brands from its former parent, NSI, in November 2001, Acuity Brands distributed restricted shares, matching NSI shares that were vesting, and reserved performance based restricted shares, representing conversion of the remaining October 2000 award which had not reached a vesting start date. These shares vest ratably in four equal annual installments beginning one year from the vesting start date based on achievement of progressive increases in the value of Acuity Brands stock, and certain Zep officers and key employees were included in this award. Additionally, Acuity Brands awarded restricted stock to certain employees of Zep on an individual basis in fiscal years 2007, 2006, 2005, and 2004. The fair value of restricted stock at the date of grant is equal to the closing stock price on that date.

Restricted stock transactions related to the restricted stock agreements held by officers and key employees of Zep during the years ended August 31, 2004, 2005, and 2006 and the nine month period ended May 31, 2007 were as follows:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Outstanding at September 1, 2003	197	$15.11

Granted	141	23.69
Vested	(31)	15.16
Forfeited	(11)	17.77

Outstanding at August 31, 2004	296	$18.96

Granted	52	27.32
Vested	(58)	15.88
Forfeited	(56)	19.98

Outstanding at August 31, 2005	234	$21.37

Granted	70	36.16
Vested	(94)	20.17
Forfeited	(55)	23.64

Outstanding at August 31, 2006	155	$28.00

Granted	43	45.77
Vested	(33)	21.24
Forfeited	(36)	31.91

Outstanding at May 31, 2007 (unaudited)	129	$34.51

As of August 31, 2006, there was $3.5 million of total unrecognized compensation cost related to unvested restricted stock of Zep employees. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during the years ended August 31, 2006, 2005, and 2004, was approximately $2.5 million, $1.7 million, and $0.7 million, respectively. The total fair value of shares vested during the nine month periods ended May 31, 2007 and May 31, 2006 was $1.5 million and $2.0 million, respectively.

Stock Options

Acuity Brands’ stock options held by current employees of Zep will generally be converted to, and replaced by, Zep stock options at the time of the Distribution using an agreed-upon conversion ratio. All other terms of the converted stock options are expected to remain the same as those in effect immediately prior to the Distribution. Accordingly, no compensation expense is expected to result from the replacement of the options.

The Company’s President and Chief Executive Officer’s vested Acuity Brands stock options at the time of the spin-off will remain Acuity Brands stock options while his unvested Acuity Brands stock options at the time of the spin-off will convert in accordance with the conversion ratio described above.

Options issued under the Amended Plan are generally granted with an exercise price equal to the fair market value of the Acuity Brands’ stock on the date of grant and expire 10 years from the date of grant. These options generally vest and become exercisable over a three-year period. Shares available for grant under all plans were approximately 2,000,000 at August 31, 2006, with additional shares available upon further shareholder approval. Shares available for grant under all plans were 2,000,000 and 2,100,000 at August 31, 2005 and 2004, respectively. Forfeited shares and shares that are exchanged to offset taxes are returned to the pool of shares available for grant.

The fair value of each option was estimated on the date of grant using the Black-Scholes model. The dividend yield was calculated based on annual dividends paid and the trailing 12 month average closing stock price at the time of grant. Expected volatility was based on historical volatility of the Acuity Brands’ stock over the preceding number of years equal to the expected life of the options. The risk-free interest rate was based on the United States Treasury yield for a term equal to the expected life of the options at the time of grant. Acuity Brands used historical exercise behavior data of similar employee groups to determine the expected life of options. All inputs into the Black-Scholes model are estimates made at the time of grant. Actual realized value of each option grant could materially differ from these estimates, though without impact to future reported net income.

The following weighted average assumptions were used to estimate the fair value of stock options awarded by Acuity Brands to all of its employees, including Zep employees, in the nine month period ended May 31, 2007 and fiscal years ended 2006, 2005, and 2004:

	May 31,	August 31,
	2007	2006	2005	2004
	(unaudited)
Dividend yield	1.6%	2.2%	2.3%	3.1%
Expected volatility	35.0%	43.0%	42.4%	43.8%
Risk-free interest rate	4.6%	4.4%	4.2%	3.3%
Expected life of options	5 years	5 years	6 years	8 years
Weighted-average fair value of options granted	$15.00	$12.21	$10.89	$8.71

Stock option transactions related to the stock option plans and stock option agreements held by Zep officers and key employees during the years ended August 31, 2004, 2005, and 2006 and the nine month period ended May 31, 2007 were as follows:

	Outstanding (share data in thousands)		Exercisable (share data in thousands)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at September 1, 2003	1,404	$17.74	715	$20.60

Granted	151	23.72
Exercised	(343)	14.93
Cancelled	(53)	16.73

Outstanding at August 31, 2004	1,159	$19.40	703	$20.62

Granted	—	—
Exercised	(654)	16.11
Cancelled	(55)	27.21

Outstanding at August 31, 2005	450	$23.24	384	$23.18

Granted	12	31.99
Exercised	(282)	22.48
Cancelled	(21)	28.33

Outstanding at August 31, 2006	159	$24.57	131	$24.74

Granted	—	—
Exercised	(81)	26.29
Cancelled	—	—

Outstanding at May 31, 2007 (unaudited)	78	$22.80	78	$22.80

Range of option exercise prices through May 31, 2007:
$10.00 – $15.00 (average life – 4.2 years)	17	$13.80	17	$13.80
$15.01 – $20.00 (average life – 3.2 years)	13	16.50	13	16.50
$20.01 – $25.00 (average life – 5.2 years)	26	23.76	26	23.76
$25.01 – $30.00 (average life – 1.6 years)	15	29.33	15	29.33
$30.01 – $52.28 (average life – 0.3 years)	8	37.85	8	37.85

The total intrinsic value of options exercised during the years ended August 31, 2006, 2005, and 2004 was $3.7 million, $7.3 million, and $3.2 million, respectively. The total intrinsic value of options outstanding, expected to vest, and exercisable as of August 31, 2006 was $2.9 million, $2.9 million, and $2.4 million, respectively. As of August 31, 2006, there was $0.04 million of total unrecognized compensation cost related to unvested options. That cost is expected to be recognized over a weighted-average period of less than one year.

Share Units

The Company allowed employees to defer a portion of restricted stock awards granted in fiscal years 2003 and 2004 into the Supplemental Deferred Savings Plan and the value of the restricted stock was converted into share units. Those share units were adjusted to current market value at the end of each month. On June 29, 2006, the board of directors amended this plan to provide that share unit deferrals would be distributed in stock rather than cash upon settlement. The Company reclassified its accrued liability reflective of the cash based settlement obligation to the appropriate equity account concurrent with the amendment to the plan’s settlement provisions. The effect of this reclassification is presented within the Equity Adjustment for Deferred Compensation Plan Amendment line item of Combined Statements of Parent’s Equity and Comprehensive Income. Shares affected by the amendment were valued at the closing stock price on the date of conversion and expense related to the shares will no longer fluctuate with Acuity Brands’ stock price. As of May 31, 2007 and August 31, 2006, approximately 29,000 and 22,000, respectively, fully vested share units belonging to Zep employees were accounted for under this plan.

Note 7: Commitments and Contingencies

Self-Insurance

It is the policy of Zep to self-insure, up to certain limits, risks including workers’ compensation, comprehensive general liability, and auto liability. Zep’s self-insured retention for each claim involving workers’ compensation, comprehensive general liability (including toxic tort and other product liability claims), and auto liability is limited to $0.5 million per occurrence of such claims. Based on Zep’s estimate of the aggregate liability for claims incurred, a provision for claims under this self-insured program is revised and recorded annually. This estimate is derived from both internal and external sources including but not limited to Zep’s independent actuary. Zep is also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property ($0.5 million per occurrence) and business interruptions resulting from such loss and lasting three days or more in duration. Insurance coverage is maintained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Zep is fully self-insured for certain other types of liabilities, including employment practices, environmental, product recall, patent infringement and errors and omissions.

Zep is also self-insured for the majority of its medical benefits plans. The Company estimates its aggregate liability for claims incurred by applying a lag factor to the Company’s historical claims and administrative cost experience. The appropriateness of the Company’s lag factor is evaluated and revised annually, as necessary.

Leases

Zep leases certain of its buildings and equipment under non-cancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 2006, are as follows: 2007—$7.0 million; 2008—$5.8 million; 2009—$4.5 million; 2010—$3.9 million; 2011—$3.6 million; after 2011—$10.8 million.

Total rent expense was $7.9 million in 2006, $8.3 million in 2005, and $7.5 million in 2004.

Collective Bargaining Agreements

Approximately 8% of Zep’s total work force is covered by collective bargaining agreements. Collective bargaining agreements representing a de minimis amount (less than 1%) of the Company’s work force will expire within one year.

Litigation

Zep is subject to various legal claims arising in the normal course of business. Zep, as part of programs entered into by Acuity Brands, is self-insured up to specified limits for certain types of claims, including product liability, and is fully self-insured for certain other types of claims, including employment practices, environmental, product recall, and patent infringement as part of the distribution agreement with Acuity Brands. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on the results of operations, financial position, or cash flows of Zep. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such matters, if unfavorable, could have a material adverse effect on results of operations, financial position, or cash flows of the Company in future periods. Zep establishes reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims. However, the Company cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower than the amounts reserved.

Environmental Matters

The operations of the Company are subject to federal, state, local, and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes, and to the remediation of contaminated sites. Permits and environmental controls are required for certain of the Company’s operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. The Company will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. While we believe that Zep is currently in substantial compliance with all material environmental laws and regulations, there can be no assurance that Zep will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on Zep’s results of operations.

In June 2007, the Company reached a final resolution of the investigation by the United States Department of Justice (“DOJ”) of certain environmental issues at its primary manufacturing facility, located in Atlanta, Georgia. The DOJ’s investigation focused principally on past conduct involving the inaccurate reporting of certain wastewater sampling results to the City of Atlanta (“City”) and conduct that interfered with the City’s efforts to sample the Company’s wastewater pretreatment plant effluent. The Company entered a guilty plea to one felony count of failure to comply with its wastewater permit, agreed to pay a fine of $3.8 million, and be subject to a three-year probation period incorporating a compliance agreement with the Environmental Protection Agency (“EPA”). Under the compliance agreement, the Company will be required to maintain an enhanced compliance program. The Company recorded an additional $1.8 million charge in the second quarter of fiscal 2007 to reflect the entire $3.8 million fine. The resolution of this matter is not expected to lead to a material loss of the Company’s business, any disruption of the Company’s production, or materially higher operating costs at the Company. However, in the event of a material breach of the compliance agreement by the Company, those consequences could occur.

The Company is currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. With respect to each of the currently active sites which it does not own and where it has been named as a responsible party or a potentially responsible party (“PRP”), the Company believes its liability is immaterial, based on information currently available, due to its limited involvement at the site and/or the number of viable PRPs. With respect to the only active site involving property which the Company does own and where it has been named as a PRP—the property on Seaboard Industrial Boulevard in Atlanta, Georgia—the Company and the current and former owners of adjoining properties have reached agreement to share the expected costs and responsibilities of implementing an approved corrective action plan under the Georgia Hazardous Response Act (“HSRA”) to periodically monitor the property for a period of five years ending in 2009. Subsequently, in connection with the DOJ investigation, the EPA and the Company each analyzed samples taken from certain sumps at the Seaboard facility. The sample results from some of the sump tests indicated the presence of certain hazardous substances. As a result, the Company notified the Georgia Environmental Protection Division and is conducting additional soil and groundwater studies pursuant to HSRA.

Based on the results to date of the above-mentioned soil and groundwater studies, the Company plans to conduct voluntary remediation of the site. The Company’s current estimate is that it will expend between $1.0 million and $7.5 million for the voluntary remediation of the site over approximately the next five years, and in May 2007 accrued a pre-tax liability of $5.0 million representing its best estimate of costs associated with remediation and other related groundwater issues. Further sampling and engineering studies could cause the Company to revise the current estimate. The Company believes that additional expenditures after five years of remediation may be necessary and that those expenditures could range up to an additional $10.0 million during the subsequent twenty-five year period. It may be appropriate to capitalize certain of the expenditures that might be incurred in this twenty-five year period. The Company arrived at the current estimates on the basis of preliminary studies prepared by two, independent third party environmental consulting firms. The actual cost of remediation will vary depending upon the results of additional testing and geological studies, the success of initial remediation efforts in the first five years addressing the most significant areas of contamination, the rate at which site conditions may change, and the requirements of the Environmental Protection Division of the State of Georgia.

Guarantees and Indemnities

As further discussed in Note 1 of the Notes to Combined Financial Statements, in connection with the Distribution, Zep and Acuity Brands will enter into various agreements that address the allocation of assets and liabilities between those entities and define their relationship subsequent to the Distribution. Included in these agreements will be certain general indemnifications granted by Zep to Acuity Brands, and by Acuity Brands to Zep as well as specific limited tax liability indemnifications in the event that the Distribution is deemed to be taxable, or if any of the internal reorganization steps taken to effect the Distribution are not deemed to be on a tax free basis.

Product Recall

The Company, in cooperation with the Consumer Product Safety Commission, initiated a voluntary product recall in May 2006 involving two Zep products packaged in approximately 15,000 five-gallon plastic pails manufactured by an outside supplier. The supplier informed Zep of the possibility that a crack could develop in the bottom of the pails. The two Zep products, which are potentially harmful in the event of skin contact, could leak from the cracked pails. In the third quarter of fiscal 2006, Acuity Brands recorded an accrual of $1.2 million for the estimated cost of the recall. At August 31, 2006, the Company had an accrued liability of $0.9 million with respect to this recall. During the third quarter of fiscal 2007, Acuity Brands was reimbursed for a portion of the costs incurred in connection with the recall by the manufacturer of the pails, and does not anticipate future costs associated with the recall will have a material impact on the operating costs of the Company.

Note 8: Special Charge

On February 22, 2005, Acuity Brands announced certain actions to accelerate its efforts to streamline and improve the effectiveness of its operations. As part of this program, Zep recorded a pretax charge of $4.5 million during fiscal year 2005 to reflect the costs associated with the elimination of approximately 70 salaried positions worldwide. This streamlining effort included facility consolidations and process improvement initiatives. The related charges included severance and related employee benefits.

The changes in the special charge reserve (included in Accrued compensation on the Combined Balance Sheets) during the nine month period ended May 31, 2007 and the year ended August 31, 2006 are summarized as follows:

Balance as of August 31, 2005	$3,474

Payments made during the period	(1,245)
Total non-cash items	(300)

Balance as of August 31, 2006	$1,929

Payments made during the period	(1,042)

Balance as of May 31, 2007 (unaudited)	$887

Note 9: Income Taxes

Zep accounts for income taxes using the asset and liability approach as prescribed by SFAS No. 109, Accounting for Income Taxes. This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.

The provision for income taxes consists of the following components:

	Years Ended August 31,
	2006	2005	2004
Provision for current federal taxes	$9,303	$9,954	$7,861
Provision for current state taxes	260	867	438
Provision for current foreign taxes	4,416	3,974	3,510
Provision for deferred taxes	569	(2,751)	3,081

Total provision for income taxes	$14,548	$12,044	$14,890

A reconciliation from the federal statutory rate to the total provision for income taxes is as follows:

	Years Ended August 31,
	2006	2005	2004
Federal income tax computed at statutory rate	$12,538	$12,286	$12,324
State income tax, net of federal income tax benefit	194	133	186
Foreign permanent differences and rate differential	542	57	—
Adjustment of deferred taxes	—	—	2,028
Change in valuation allowance	630	(593)	749
Repatriation of foreign earnings	541	—	—
Other, net	103	161	(397)

Total provision for income taxes	$14,548	$12,044	$14,890

Components of the net deferred income tax asset at August 31, 2006 and 2005 include:

	Years Ended August 31,
	2006	2005
Deferred Income Tax Liabilities:
Depreciation	$1,782	$2,654
Goodwill and intangibles	228	7
Other liabilities	—	507

Total deferred income tax liabilities	2,010	3,168

Deferred Income Tax Assets:
Self-insurance	(3,332)	(3,973)
Deferred compensation	(2,451)	(2,748)
Bonuses	—	(164)
Foreign tax losses	(380)	(552)
Other accruals not yet deductible	(4,892)	(5,082)
Other assets	(4,988)	(3,181)

Total deferred income tax assets	(16,043)	(15,700)
Valuation allowance	787	157

Net deferred income tax asset	$(13,246)	$(12,375)

On October 22, 2004, the Jobs Creation Act was signed into law. The Jobs Creation Act created a temporary incentive for Unites States corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from its foreign subsidiaries. In August 2006, Acuity Brands repatriated a total of $9.2 million in Zep’s previously undistributed foreign earnings and basis under the Jobs Creation Act. The total income tax provision associated with the repatriation was approximately $0.5 million, which affected the current year’s effective tax rate by less than 1.5%. The repatriation executed under the Jobs Creation Act was done in response to the temporary benefit afforded by this legislation, which is not available in future periods.

With the exception of Acuity Holdings, Inc., which is composed of certain of the Acuity Brands’ Canadian entities, Acuity Brands currently intends to indefinitely reinvest all undistributed earnings of and original investments in foreign subsidiaries, which amounted to approximately $11.6 million at August 31, 2006; however, this amount could fluctuate due to changes in business, economic, or other conditions. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional United States income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings or investments is not practicable. Zep does anticipate future repatriation of undistributed earnings generated by Acuity Holdings, and has adjusted its deferred tax liability and provision for income taxes in accordance with SFAS No. 109.

Deferred tax assets were partially offset by valuation allowances of $0.8 million and $0.2 million at August 31, 2006 and August 31, 2005, respectively. These allowances are required to reflect the net realizable value of certain foreign temporary differences and state tax credit carryforwards.

At August 31, 2006, foreign net operating loss carryforwards, which have no expiration, were approximately $1.3 million. Additionally, the Company has state tax credit carryforwards of approximately $1.0 million, which will expire between 2010 and 2015.

Note 10: Quarterly Financial Data (Unaudited)

	Net Sales	Gross Profit	Income (Loss) Before Taxes	Net Income (Loss)
2006
1st Quarter	$132,570	$77,130	$7,704	$4,904
2nd Quarter	124,859	70,895	3,819	2,422
3rd Quarter	144,517	83,570	12,069	7,669
4th Quarter	150,138	85,595	12,231	6,280

2005
1st Quarter	$127,154	$75,939	$5,469	$3,470
2nd Quarter	124,033	71,823	1,735	1,102
3rd Quarter	139,089	80,897	11,846	7,495
4th Quarter	144,676	83,180	16,054	10,993

Note 11: Geographic Distribution of Operations

The geographic distribution of Zep’s net sales, operating profit, and long-lived assets is summarized in the following table for the years ended August 31:

	2006	2005	2004
Net sales (1)
Domestic (2)	$449,336	$437,610	$434,681
International	102,748	97,342	88,988

	$552,084	$534,952	$523,669

Operating profit
Domestic (2)	$30,110	$27,926	$28,782
International	9,939	9,308	8,434

	$40,049	$37,234	$37,216

Long-lived assets (3)
Domestic (2)	$55,230	$57,524	$50,225
International	5,994	5,909	6,086

	$61,224	$63,433	$56,311

(1)	Net sales are attributed to each country based on the selling location.
(2)	Domestic amounts include net sales, operating profit, and long-lived assets for U.S. based operations.
(3)	Long-lived assets include net property, plant, and equipment, long-term deferred income tax assets, and other long-term assets.

Schedule II

Zep Inc.

Valuation and Qualifying Accounts

for the Years Ended August 31, 2006, 2005, and 2004

(In thousands)

	Balance at Beginning of Year	Additions and Reductions Charged to		Deductions	Balance at End of Year
		Costs and Expenses	Other Accounts
Year Ended August 31, 2006:
Reserve for doubtful accounts	$4,050	2,188	11	2,461	$3,788
Reserve for estimated returns and allowances	$548	16,038	—	15,803	$783

Year Ended August 31, 2005:
Reserve for doubtful accounts	$3,796	3,801	27	3,574	$4,050
Reserve for estimated returns and allowances	$360	14,266	—	14,078	$548

Year Ended August 31, 2004:
Reserve for doubtful accounts	$3,832	2,268	—	2,304	$3,796
Reserve for estimated returns and allowances	$320	13,714	—	13,674	$360